 Filed Pursuant to Rule 253(g)(2)

File No. 024-12483

As filed with the Securities and Exchange Commission on December 29, 2025

OFFERING CIRCULAR

Fundrise Equity REIT, LLC

(the “Equity REIT®”)

Sponsored by

Rise Companies Corp.

Up to $75,000,000 in Common Shares

To Be Issued in Exchange

for

Common Shares

of

Fundrise eFund, LLC

Fundrise Equity REIT, LLC (the “Equity REIT”, the “Company”, “our”, “us”, “we” and other similar terms) is a Delaware limited liability company formed to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. Following the merger described below, we intend to continue to concentrate our focus on managing a diversified portfolio of commercial real estate assets.

This offering circular provides information on our proposed merger with Fundrise eFund, LLC (the “eFund” or the “Target” and collectively with Equity REIT, the “Merged Entities”) in which we will be the surviving entity (the “Merger”) as well as information about us generally. In connection with the Merger, we will issue to the shareholders of the Target common shares based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio is based on each of the Merged Entities’ projected net asset value (“NAV”) per share on the date of the anticipated consummation of the Merger (which we anticipate will occur shortly after this offering circular is qualified) as follows:

eREIT	Equity REIT Shares to be issued in the Merger	NAV per share	Exchange Ratio*
Equity REIT	--	16.39	--
eFund	3,723,307	11.74	0.716290420988408:1.00

* Pursuant to the Merger Agreement, this projected exchange ratio may change prior to the consummation of the Merger. See “Appendix A - Terms of the Merger - Exchange Ratio/Calculation”.

The eFund is a Delaware limited liability company that is intended to be taxed as a partnership under the Internal Revenue Code of 1986, as amended (the “Code”), originally formed primarily to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial, industrial, and residential real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obliga tions, and REIT senior unsecured debt), development projects, and other select real estate-related assets, where the underlying assets primarily consist of such properties.

Immediately after the Merger, the Target’s shareholders will own approximately 25.5% of the combined company.

The Merger will be a taxable transaction for Target shareholders. The tax consequences of the Merger are very complex, and it is important that you review the discussion of the U.S. federal income tax consequences of the Merger under the heading “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page xviii of the Information Statement included herein and consult with your own tax advisor in order to determine the tax consequences to you of the Merger.

No vote of our or the Target’s shareholders is required to approve the Merger. Pursuant to our and the Target’s operating agreements, the Merger only requires the approval of the Manager (defined below) and the Independent Representatives (defined herein), both of which we anticipate will have approved the Merger shortly after this offering circular is qualified.

The Information Statement, included as Appendix A to this offering circular, includes detailed information on the Merger. Among other details, the Information Statement includes pro forma financial information showing the pro forma impact of the Merger on our financial statements.

This offering circular also contains detailed information about our business objectives, operations and performance to date. See the Information Statement attached hereto as Appendix A for further information.

We have previously offered our common shares in offerings (our “offering”) pursuant to a Form 1-A offering statement filed with the Securities and Exchange Commission (“SEC”) on December 22, 2022 (as amended) pursuant to Regulation A (“Regulation A”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). We are not currently offering shares pursuant to a Form 1-A while we undertake the proposed Merger with Fundrise eFund. Through December 1, 2025, we have raised an aggregate of approximately $247.5 million in gross proceeds pursuant to prior offerings since January 5, 2016 under Regulation A (not including the approximately $219,000 received in private placements to our sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our sponsor and the approximately $10.2 million received in private placements to third party accredited investors pursuant to Regulation D promulgated under the Securities Act (“Regulation D”)). We may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer our common shares pursuant to Regulation D, as determined by our Manager.

We originate, acquire, and invest in a diversified portfolio of commercial real estate properties. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt securities (including commercial mortgage-backed securities (“CMBS”), collateralized debt obligations (“CDOs”), and REIT senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of commercial real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

As is the case with the Target, we are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our sponsor, Rise Companies Corp. (our “sponsor”), the parent company of Fundrise, LLC, our affiliate. Registration with the SEC does not imply a certain level of skill or training. We elected to be treated as a real estate investment trust (“REIT”), for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2016.

We do not intend to list our common shares for trading on a stock exchange or other trading market.

We intend to continue to distribute our shares that are sold in any offering primarily through www.fundrise.com/growth1.

Owning our common shares is speculative and involves substantial risks. You should own these securities only if you are an accredited investor as defined pursuant to Regulation D, or your ownership of such securities represents less than 10% of the greater of your net worth or gross annual income, and you can afford a complete loss of your holdings. See “Risk Factors” beginning on page 24 to read about the more significant risks of owning our common shares, which are substantially identical to those related to the Target. These risks include the following:

▪	Global economic, political and market conditions and economic uncertainty may adversely affect our business, results of operations and financial condition.

▪	We depend on our Manager to select our investments and conduct our operations. We pay fees and expenses to our Manager and its affiliates that were not determined on an arm’s length basis, and therefore we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.

▪	Our prior performance may not predict our future results. Therefore, there is no assurance that we will achieve our investment objectives.

▪	Our Manager’s executive officers and key real estate professionals are also officers, directors, managers and/or key professionals of our sponsor and its affiliates, including the Target. As a result, they face conflicts of interest, including time constraints, allocation of investment opportunities and significant conflicts created by our Manager’s compensation arrangements with us and other affiliates of our sponsor.

▪	Our sponsor has sponsored and may in the future sponsor other companies that compete with us, and our sponsor does not have an exclusive management arrangement with us; however, our sponsor has adopted a policy for allocating investments between different companies that it sponsors with similar investment strategies.

▪	The Merger is being made pursuant to recently adopted rules and regulations under Regulation A. The legal and compliance requirements of these rules and regulations, including ongoing reporting requirements related thereto, are relatively untested.

▪	If we internalize our management functions, your interest in us could be diluted and we could incur other significant costs associated with being self-managed.

▪	We may change our investment guidelines without shareholder consent, including in connection with the Merger, which could result in investments that are different from those described in this offering circular.

▪	While our goal is to pay distributions from our cash flow from operations, we may use other sources to fund distributions, including offering proceeds, borrowings or sales of assets. We have not established a limit on the amount of proceeds we may use to fund distributions. If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced. In any event, we intend to make annual distributions as required to comply with REIT distribution requirements and avoid U.S. federal income and excise taxes on retained income.

▪	Our sponsor’s internal accountants and asset management team calculates our NAV on a quarterly basis using valuation methodologies that involve subjective judgments and estimates. As a result, our NAV may not accurately reflect the actual prices at which our commercial real estate assets and investments, including related liabilities, could be liquidated on any given day.

▪	Our operating agreement does not require our Manager to seek shareholder approval to liquidate our assets by a specified date, nor does our operating agreement require our Manager to list our shares for trading by a specified date. No public market currently exists for our shares. Until our shares are listed, if ever, you may not sell your shares. If you are able to sell your shares, you may have to sell them at a substantial loss.

▪	If we fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity-level U.S. federal corporate income tax and, as a result, our cash available for distribution to our shareholders and the value of our shares could materially decrease.

▪	Real estate investments are subject to general downturns in the industry, as well as downturns in specific geographic areas, and downturns caused by public health crises, pandemics and endemics, such as COVID-19. We cannot predict what the occupancy level will be in a particular building or that any tenant or mortgage or other real estate-related loan borrower will remain solvent. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive cash distributions or appreciation of your investment.

▪	Our investments in real estate and other select real estate-related assets are subject to risks relating to the volatility in the value of the underlying real estate, default on underlying income streams, fluctuations in interest rates, and other risks associated with real estate investment generally. These investments are only suitable for sophisticated investors with a high-risk investment profile.

▪	Our property portfolio is comprised of real estate properties. As a result, we are subject to risks inherent in investments in such types of property. Because a number of our investments may be in the residential sector, the potential effects on our revenue and profits resulting from a downturn or slowdown in the residential sector could be more pronounced than if we more fully diversified our investments.

▪	For additional risk factors specific to the Merger, please see the Information Statement regarding the Merger, included herein as Appendix A.

The SEC does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences from an investment in our common shares.

Neither Fundrise, LLC nor any other affiliated entity involved in the offer and exchange of the shares in this merger is a member firm of the Financial Industry Regulatory Authority, Inc. (“FINRA”), and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the exchange of our common shares in connection with the merger.

This offering circular follows the Form S-11 disclosure format.

The date of this offering circular is December 29, 2025

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC. Periodically, as we make material investments, update our NAV per share amount, or have other material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on our website, www.fundrise.com/growth1. The contents of our website (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND COMPANY

The following questions and answers about the Merger highlight material information regarding us and the Merger that is not otherwise addressed in the “Offering Summary” section of this offering circular. You should read this entire offering circular, including the section entitled “Risk Factors”, before deciding to purchase our common shares.

Q:	Where can I find more detailed information regarding the Merger?

A:	The Information Statement regarding the Merger, included herein as Appendix A to this offering circular, contains detailed information specifically related to the Merger.

Q:	What is Fundrise Equity REIT, LLC?

A:	Fundrise Equity REIT, LLC is a Delaware limited liability company formed on June 30, 2015 to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate.

Q:	How much have you raised in your offerings?

A:	Through December 1, 2025, we have raised an aggregate of approximately $247.5 million in gross proceeds pursuant to prior offerings since January 5, 2016 under Regulation A (not including the approximate $219,000 received in private placements to our sponsor and Fundrise, L.P., an affiliate of our sponsor, and the approximately $10.2 million received in private placements to third party accredited investors pursuant to Regulation D).

Q:	What is a real estate investment trust, or REIT?

A:	In general, a REIT is an entity that:

▪ combines the capital of many investors to acquire or provide financing for a diversified portfolio of real estate investments under professional management;

▪ is able to qualify as a “real estate investment trust” under the Code, for U.S. federal income tax purposes and is therefore generally entitled to a deduction for the dividends it pays and not subject to U.S. federal corporate income taxes on its net income that is distributed to its shareholders. This treatment substantially eliminates the “double taxation” (taxation at both the corporate and shareholder levels) that generally results from investments in a corporation; and

▪ generally pays distributions to investors of at least 90% of its annual ordinary taxable income.

In this offering circular, we refer to an entity that qualifies to be taxed as a real estate investment trust for U.S. federal income tax purposes as a REIT. We elected to be treated as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016.

Q:	What is an eREIT®?

A:	An “eREIT®” is a type of real estate investment trust sponsored by our sponsor, and offered directly to investors, without any brokers or selling commissions. Each eREIT® intends to invest in a diversified pool of commercial real estate assets, such as industrial, retail, recreation and leisure, residential and other real properties from across the country.

Q:	Who chooses which investments you make?

A:	We are externally managed by our Manager, an investment adviser registered with the SEC. Registration with the SEC does not imply a certain level of skill or training. Our Manager makes all of our investment decisions.

Q:	Who is Rise Companies Corp.?

A:	Rise Companies Corp., our sponsor and the parent company of our Manager, is also the parent company of Fundrise, LLC, our affiliate.

Q:	What competitive advantages do you achieve through your relationship with your sponsor?

A:	Our Manager utilizes the personnel and resources of our sponsor to select our investments and manage our day-to-day operations. Our sponsor’s corporate, investment and operating platforms are well established, allowing us to realize economies of scale and other benefits including the following:

▪ Experienced Management Team — Our sponsor has a highly experienced management team of real estate professionals, led by Benjamin S. Miller, its Co-Founder and Chief Executive Officer. The senior investment executives of our sponsor have dedicated their entire careers to the commercial real estate sector. These executives provide stability in the management of our business and allow us to benefit from the knowledge and industry contacts they have gained through numerous real estate cycles. Please see “Management —Executive Officers of our Manager” for biographical information regarding these individuals.

▪ Real Estate Investment Experience — As of June 30, 2025, our sponsor has acquired or financed over 400 real estate assets through the various investment opportunities. The portfolios included in the investment opportunities are diversified by investment size, security type, property type and geographic region. As a result of the depth and thoroughness of its underwriting process, the extensive investing experience of its management team and its strong performance record in managing a diverse portfolio of assets, we believe our sponsor has earned a reputation as a leading real estate manager, which has allowed it to access funding from a broad base of investors. Despite our sponsor’s success, we note that our sponsor is a development stage company with limited operating history and no profits to date, and that it expects to continue incurring net losses in the future. Please see “Risk Factors” for discussion of risks related to our sponsor and our relationship with our sponsor.

▪ Market Knowledge and Industry Relationships — Through its active and broad participation in real estate capital markets, our sponsor benefits from market information that enables it to identify attractive commercial real estate investment opportunities and to make informed decisions with regard to the relative valuation of financial assets and capital allocation. We believe that our sponsor’s extensive industry relationships with a wide variety of commercial real estate owners and operators, brokers and other intermediaries and third party commercial real estate debt originators provides us with a competitive advantage in sourcing attractive investment opportunities to meet our investment objectives.

▪ Related Party Loans — If we have sufficient funds to acquire only a portion of a real estate investment then, in order to cover the shortfall, we may obtain a related party loan from, or issue a participation interest to an affiliate. Our operating agreement expressly authorizes us to enter into such related party loans and to issue such participation interests. Alternatively, an affiliate may close and fund each real estate investment prior to it being acquired by us. This ability allows us the flexibility to deploy our offering proceeds as funds are raised. We may then acquire such investment at a price equal to the fair market value of such investment, provided that its fair market value is materially equal to its cost (i.e., the aggregate equity capital invested by an affiliate in connection with the acquisition of such investments, plus assumption of debt and any costs, such as accrued property management fees and transfer taxes, incurred during or as a result of, with respect to debt, the principal balance plus accrued interest net of any applicable special servicing fees). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Related Party Loans”.

▪ Regulation A Experience — Our sponsor’s executive team was one of the first groups to sponsor a real estate investment opportunity through a Regulation A offering, having sponsored three Regulation A offerings from August 2012 through February 2014, and a significant number of additional offerings similar to this one under the revised Regulation A rules effective as of June 2015 (commonly referred to as “Regulation A+”). In addition, our sponsor, through its wholly-owned subsidiaries, runs an active online investment platform that utilizes private offering exemptions under the Securities Act to sell real estate-related securities to investors. Its management team is skilled in reporting and compliance obligations related to Regulation A and the Securities Act, and has well-developed compliance and investor relations functions.

Q:	Why should I invest in commercial real estate investments?

A:	Our goal is to provide a professionally managed, diversified portfolio consisting primarily of high-quality commercial real estate properties, and, to a limited extent, real estate debt investments and other real estate-related assets, to investors who generally have had very limited access to such investments in the past. Allocating some portion of your portfolio to a direct investment in high-quality commercial real estate assets may provide you with:

▪ diversification of your portfolio, by investing in an asset class that historically has not been correlated with the stock market generally; and

▪ the opportunity for capital appreciation.

Q:	Why should I invest specifically in a company that is focused primarily on commercial real estate?

A:	We believe that there is a dearth of capital in the commercial real estate industry below the radar of traditional institutional real estate investors, which market inefficiency can result in attractive risk-adjusted returns. Conventional commercial real estate capital sources use little-to-no technology and therefore generally apply outmoded and more costly human resources to originate, process, and service real estate deals. The consequence is that established real estate funds prefer to focus on larger real estate properties, equity investments of at least $10 million, which allow them to amortize their overhead across a larger investment denominator and generate more substantial fees. Particularly since the 2008 financial crisis, this bias has been exacerbated by the tendency for institutional investors to prefer to invest with fund managers with the longest track record, which tends to be the largest funds. As such, the largest real estate investors have grown even larger and target transactions usually requiring at least $50 million of equity, if not more. Our operating experience has shown us that there is a significant segment of smaller commercial real estate transactions that, by and large, have been neglected by the major real estate capital players.

Q:	How is an investment in your common shares different from investing in shares of a listed REIT?

A:	The fundamental difference between our common shares and a listed REIT is the daily liquidity available with a listed REIT. Accordingly, for investors with a short-term investment horizon, a listed REIT may be a better alternative than investing in our common shares. However, we believe our common shares are an alternative way for investors to deploy capital into a diversified pool of real estate assets, with a lower correlation to the general stock market than listed REITs. We have adopted a redemption plan that generally allows investors to redeem shares on a quarterly basis. As previously disclosed, this plan is currently temporarily suspended. Our Manager may re-activate the plan at its sole discretion.

Additionally, listed REITs are subject to more demanding public disclosure and corporate governance requirements than we are subject to. While we are subject to the scaled reporting requirements of Regulation A, such periodic reports are substantially less onerous than what is required of a listed REIT.

Q:	How is an investment in your common shares different from investing in shares of a traditional non-exchange traded REIT?

A:	We neither charge nor pay any broker-dealer distribution fees, saving investors in upfront expenses as compared to a traditional non-exchange traded REIT. Traditional non-exchange traded REITs use a highly manpower-intensive method with hundreds to thousands of sales brokers calling on investors to sell their offerings. Our sponsor has pioneered a low cost digital platform, which we intend to leverage in conducting our offerings, thus reducing the financial burdens to us of offering our common shares.

Q:	How will your NAV per share be calculated?

A:

At the end of each fiscal quarter, our sponsor’s internal accountants and asset management team calculate our NAV per share using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, as determined by such asset management team, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress of such development or value add plan, and (d) in certain instances, reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. For joint venture or direct equity investments, our sponsor primarily relies on the discounted cash flow method. Under the discounted cash flow method, our sponsor’s asset management team calculates the distributions due to the respective investment based on a property-level pro forma measured against ongoing actual performance over the projected likely-hold period. The sponsor’s asset management team will then discount future cash-flow projections at an appropriate market levered-discount rate to determine present value, which value is considered the net asset value of the investment. The sponsor may alternatively apply the hypothetical sales method to value its investments. Under this approach, our sponsor’s asset management team will assume (i) the sale of the property at a price equal to the concluded property value, (ii) the liquidation of any additional assets after paying all liabilities, and (iii) the distribution of the net sale proceeds to investors. The distributed amount is considered the net asset value of each respective investment. For debt and fixed-return preferred equity investment, assuming no material adverse change in the property, the sponsor’s asset management team marks these investments to their cost basis (including any accrued unpaid interest). If there were to be material adverse changes in these properties, the asset management team intends to value these investments using the hypothetical sales method described above. For our investments that have closed within three to nine months and no material changes have occurred from the original underwriting, our sponsor’s asset management team will typically apply the original property purchase price (or pre-closing third party appraisal value) for the property valuation, and the investment cost basis for the investment-level valuation.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In instances where an appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor prepares, our NAV per share. See “Description of our Common Shares—Valuation Policies” for more details about our NAV and how it will be calculated.

To assist our Manager in calculating our projected NAV per share in determining the Exchange Ratio, our Manager engaged third party appraisers to provide opinions of value over all of our and the Target’s commercial real estate assets. See Appendix A.

Q:	How exact will the calculation of the NAV per share be?

A:	As there is no market value for our common shares as they are not expected to be listed or traded on any stock exchange or other marketplace, our goal is to provide a reasonable estimate of the value of our common shares as of the end of each fiscal quarter. Our assets consist principally of commercial real estate equity investments and other real estate investments. Our sponsor’s internal accountants’ and asset management team’s valuation of the real estate assets is subject to a number of judgments and assumptions that may not prove to be accurate. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate daily, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. In addition, the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. See “Description of our Common Shares—Valuation Policies” for more details about our NAV and how it will be calculated.

Q:	Will I have the opportunity to redeem my common shares?

A:	Yes, upon the re-activation of our redemption plan.

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with some limited liquidity, we have adopted a redemption plan to enable shareholders to redeem their common shares in limited circumstances. As previously disclosed in our Form 1-U filed on October 1, 2025 here, our redemption plan is currently temporarily suspended and we are not currently processing redemption requests. Our Manager may re-activate the plan at any time, at its sole discretion.

We will not solicit redemptions under this redemption plan, other than through our offering circular and any supplements or amendments thereto disclosing our NAV per share. Shareholders desiring to request redemption of their common shares must do so of their own volition and not at our behest, invitation or encouragement. Our role in effectuating redemptions under the redemption plan will solely be ministerial.

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. In addition, despite the illiquid nature of the assets expected to be held by our Company, our Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it. The terms under which we may redeem shares may differ between redemption requests upon the death or “qualifying disability” of a shareholder (“exceptional redemptions”), as further discussed below, and all other redemption requests. Investors should note, however, that even during exceptional redemption events, the redemption plan may not be available due to our Manager’s ability to amend, suspend, or terminate the redemption plan at any time.

Pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per redemption request. However, we reserve the right to waive these limitations for any reason. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

Except in the case of exceptional redemptions, the effective redemption price will be calculated based on a declining penalty to the redemption price in effect at the time of the redemption request, rounded down to the nearest cent. The redemption price will be equal to (i) the NAV per share for our common shares in effect at the time the redemption request is made, reduced by (ii) the aggregate sum of NAV Distributions, if any, declared (whether paid or unpaid) for such quarter. “NAV Distributions” are distributions that, in the sole discretion of the Manager, reduce the Company’s NAV (including, for example, distributions arising from the proceeds of the sale of one or more of our properties where such proceeds are not reinvested in other properties). The redemption price will not, however, be reduced by the aggregate sum of other distributions, if any, that are not-NAV Distributions that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date (i.e., the last business day of the applicable quarter).

The Merger will not affect our redemption plan.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price)(1)
Settlement date to 5 years	99.0	%(2)
More than 5 years	100.0	%(3)
Exceptional redemptions	100.0	%(4)

(1)	The Effective Redemption Price will be the per share NAV for our common shares as of the time the redemption request is made and (i) reduced by any NAV Distributions during such quarter and (ii) rounded down to the nearest $0.01.
(2)	For shares held less than five (5) years, the Effective Redemption Price includes the fixed 1% penalty to the NAV for our common shares in effect at the time of the redemption request.
(3)	For shares held at least five (5) years, the Effective Redemption Price does not include any penalty to the NAV for our common shares in effect at the time of the redemption request.
(4)	For exceptional redemptions, the Effective Redemption Price does not include any penalty to the per share price for our common shares in effect at the time of the redemption request.

Furthermore, any shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

See “Description of our Common Shares—Redemption Plan” for more details.

Q:	What is the number and percentage of common shares that have been submitted for redemption and redeemed, respectively?

A:	As of June 30, 2025, approximately 9,076,000 common shares have been submitted for redemption through our redemption plan and 100% of such redemption requests have been honored.

During the third quarter of 2025 our Manager temporarily suspended our redemption plan and we are not currently processing redemption requests.

Q:	Are there any limits on my ability to redeem my shares?

A:

Yes. While we designed our redemption plan to allow shareholders to request redemptions on a quarterly basis, we need to impose limitations on the size of individual redemption requests and the total amount of net redemptions per calendar quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to invest in commercial real estate assets and maximize investor returns. As previously disclosed, our redemption plan is currently temporarily suspended and we are not currently processing redemption requests.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any given time period. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given quarter, such pending requests will be honored on a pro-rata basis, if at all, and priority will be given to exceptional redemptions. In the event that not all redemptions are being honored in a given quarter, the redemption requests not fully honored will be terminated, and will need to be resubmitted if they are to be considered in any future date on which redemptions are being honored. If funds available for the redemption plan are not sufficient to accommodate all redemption requests, common shares will be redeemed on a pro-rata basis, if at all, and priority will be given to exceptional redemptions. If a shareholder who holds less than 100 common shares submits a redemption request for all such shares, our Manager may determine in its sole discretion to redeem all such shares in full prior to redeeming all other redemption requests on a pro-rata basis.

We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a first in first out basis – meaning, those common shares that have been continuously held for the longest amount of time will be redeemed first. In addition, we intend to limit shareholders to redemption requests to the lesser of 5,000 common shares or $50,000 worth of common shares.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the redemption price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not generally intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT for U.S. federal income tax purposes, following any material decrease in our NAV, or for any other reason. However, in the event that we suspend our redemption plan, like during the current suspension, we expect that we will reject any outstanding redemption requests and do not intend to accept any new redemption requests until after the next NAV adjustment. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on www.fundrise.com/growth1 to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT for U.S. federal income tax purposes (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at investments@fundrise.com.

See “Description of our Common Shares—Redemption Plan” for more details.

Q:	Who pays your organization and offering costs?

A:

Our Manager or its affiliates have paid and will continue to pay on our behalf costs incurred in connection with our organization and any offering of our common shares. Reimbursement payments are made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from our offerings; provided, however, our Manager has agreed to a limitation that no reimbursement may be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until our Manager has been reimbursed in full.

As of June 30, 2025, approximately $999,000 in organization and offering costs have been incurred by our Manager, and $999,000 has been reimbursed to our Manager in connection with our offerings.

Q:	What fees and expenses do you pay to your Manager or any of its affiliates?

A:

We pay our Manager a quarterly asset management fee currently equal to an annualized rate of 0.85% based on our NAV at the end of each prior fiscal quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. Upon liquidation of any of our equity investments in real estate, we will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate.

Our Manager, or an affiliate of our Manager, is entitled to reimbursement for costs incurred in connection with the special servicing of any non-performing asset, as well as origination fees that are generally paid by the joint-venture, borrowers or co-investors.

We reimburse our Manager for the organization and offering expenses that the Manager has paid or will pay on our behalf, including expenses in connection with marketing this offering. We also reimburse our Manager for out-of-pocket expenses in connection with the origination of our investments, although with respect to our debt investments, it is expected that those expenses will be reimbursed by the borrower. Additionally, we reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. The expense reimbursements that we pay to our Manager include expenses incurred by our sponsor in the performance of services under the shared services agreement between our Manager and our sponsor. See “Management—Shared Services Agreement”.

The payment by us of fees and expenses will reduce the cash available for investment and distribution and will directly impact our NAV. See “Management Compensation” for more details regarding the fees paid to our Manager and its affiliates.

Q:	Will you use leverage?

A:	Yes, we may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our targeted portfolio-wide leverage is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. Please see “Investment Objectives and Strategy” for more details.

Q:	How often will I receive distributions?

A:

We expect that our Manager will declare and make distributions on a quarterly basis, or more or less frequently as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. We expect that our Manager will set the rate of distributions at a level that will be reasonably consistent and sustainable over time, which will be fully dependent on the yields generated by our assets. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Our Manager’s discretion as to the payment of distributions is limited by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum distributions under the REIT rules, we will be subject to U.S. federal income and excise taxes on our undistributed taxable income and gains, if any. As a result, the Manager intends to make additional distributions, beyond the minimum REIT distribution, to avoid such potential income and excise taxes. See “Description of Our Common Shares — Distributions” and “Certain U.S. Federal Income Tax Considerations”.

Any distributions that we make will directly impact our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Q:	What is the source of your distributions?

A:	While our goal is to pay distributions from our cash flow from operations, we may use other sources to fund distributions. Some or all of our distributions may be paid from other sources, including the net proceeds of our offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities. Use of some or all of these sources may reduce the amount of capital we invest in assets and negatively impact the return on your investment and the value of your investment. We have not established a limit on the amount of proceeds we may use to fund distributions. We can provide no assurances that future cash flow will support payment of distributions or the maintenance of distributions at any particular level or at all. Total distributions for the six months ended June 30, 2025 of approximately $8,848,000 have been paid out of cash flows from operations, return of investments in equity method investees, and capital gain dividends in connection with the sale of the underlying multifamily property previously held by the RSE Amira Controlled Subsidiary, of which we held an equity interest. The underlying multifamily property was sold and the related distribution was declared to investors during the year ended December 31, 2024. Further information on the sale can be found in our Form 1-U filed on December 27, 2024 here. Total distributions for the year ended December 31, 2024 of approximately $1,945,000 have been paid out of cash flows from operations. Total distributions for the year ended December 31, 2023 of approximately $55,724,000 have been paid out of cash flows from operations, repayment of real estate debt investments, return of investment in equity method investees, and capital gain dividends in connection with the sale of two multifamily properties previously held by the Aspect Promenade Controlled Subsidiary, of which we held an equity interest. Two properties were sold and the related distributions were declared to investors during the year ended December 31, 2022. Further information on the sales can be found in our Form 1-Us filed on August 17, 2022 here and September 20, 2022 here. When calculated on a tax basis, distributions were made 100% from capital gains for the six months ended June 30, 2025, were made 100% from capital gains for the year ended December 31, 2024, and were made 20% from ordinary income and 80% from return of capital for the year ended December 31, 2023. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Company’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.

Q:	Will the distributions I receive be taxable as ordinary income?

A:

Unless your investment is held in a qualified tax-exempt account or we designate certain distributions as capital gain dividends, distributions that you receive generally will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. However, non-corporate taxpayers are generally eligible for a deduction of 20% on ordinary REIT dividends.

The portion of your distribution in excess of current and accumulated earnings and profits is considered a return of capital for U.S. federal income tax purposes and will reduce the tax basis of your investment, rather than result in current tax, until your basis is reduced to zero. Return of capital distributions made to you in excess of your tax basis in our common shares will be treated as sales proceeds from the sale of our common shares for U.S. federal income tax purposes. Distributions we designate as capital gain dividends are generally taxable at long-term capital gains rates for U.S. federal income tax purposes. However, because each investor’s tax considerations are different, we recommend that you consult with your tax advisor. You also should review the section of this offering circular entitled “Certain U.S. Federal Income Tax Considerations”, including the discussion of the special rules applicable to distributions in redemption of shares and liquidating distributions.

Q:	May I reinvest my cash distributions in additional shares?

A:	Yes. While we have not adopted a distribution reinvestment plan whereby investors may elect to have their cash distributions automatically reinvested in additional common shares, so long as this offering remains ongoing, you may choose to use the proceeds of any distribution to purchase additional shares hereunder at the then-current purchase price either directly or through a program established by our Manager. The per share purchase price for such shares after consummation of the Merger will be $16.39. The per share purchase price for our common shares is adjusted by our Manager at the beginning of every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter), to the greater of (i) $10.00 per share or (ii) NAV per share. Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Note, however, that under the rules applicable to us under Regulation A, we are only permitted to publicly offer up to $75.0 million of our common shares in any twelve-month period.

Q:	Who might benefit from an investment in your shares?

A:	An investment in our shares may be beneficial for you if you seek to diversify your personal portfolio with a public commercial real estate investment vehicle focused primarily on commercial real estate equity investments and other select real estate-related assets, seek to receive current income, seek to preserve capital and are able to hold your investment for a time period consistent with our liquidity strategy. On the other hand, we caution persons who require immediate liquidity or guaranteed income, or who seek a short-term investment, that an investment in our shares will not meet those needs.

Q:	Are there any risks involved in owning your shares?

A:	Owning our common shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives, and therefore, you should own these securities only if you can afford a complete loss of your investment. See “Risk Factors” for a description of the risks relating to this offering and an investment in our shares, and the Information Statement regarding the Merger, attached hereto as Appendix A, for those risks related to the Merger.

Q:	What information do investors receive regarding an investment in your common shares?

A:	We provide investors with periodic updates on the performance of an investment in us, including:

▪ an annual report;

▪ a semi-annual report;

▪ current event reports for specified material events within four business days of their occurrence;

▪ supplements to the offering circular, if we have material information to disclose; and

▪ other reports that we may file or furnish to the SEC from time to time.

We will provide this information by posting such information on the SEC’s website at www.sec.gov, on our website at www.fundrise.com/growth1, on our Sponsor’s mobile applications or via e-mail.

Q:	When will I get my detailed tax information?

A:	Your IRS Form 1099-DIV tax information, if required, will be provided by January 31 of the year following each taxable year.

Q:	Who can help answer my questions about the Merger?

A:	If you have more questions about the Merger, or if you would like additional copies of this offering circular, you should contact us by email at investments@fundrise.com or by mail at:

Fundrise Equity REIT, LLC

11 Dupont Circle NW, 9th FL,

Washington, D.C. 20036

Attn: Investor Relations

OFFERING CIRCULAR SUMMARY

This offering circular summary highlights material information regarding our business and the Merger that is not otherwise addressed in the “Questions and Answers About the Merger and Company” section of this offering circular. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire offering circular carefully, including the “Risk Factors” section, as well as the Information Statement regarding the Merger, included as Appendix A herein.

The Merger

This offering circular provides information on our proposed merger with Fundrise eFund, LLC (the “eFund” or the “Target” and collectively with Equity REIT, the “Merged Entities”) in which we will be the surviving entity (the “Merger”), as well as information about us generally.

In connection with the Merger, we will issue common shares to the shareholders of the Target based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio is based on each entity’s projected NAV per share on the date of the anticipated consummation of the Merger (which we anticipate will occur shortly after this offering circular is qualified) as follows:

eREIT	Equity REIT Shares to be issued in the Merger	NAV per share	Exchange Ratio*
Equity REIT	--	16.39	--
eFund	3,723,307	11.74	0.716290420988408:1.00

* Pursuant to the Merger Agreement, this projected exchange ratio may change prior to the consummation of the Merger. See “Appendix A - Terms of the Merger - Exchange Ratio/Calculation”.

No vote of our or the Target’s shareholders is required to approve the Merger. Pursuant to our and the Target’s operating agreements, the Merger only requires the approval of the Manager and the Independent Representatives, both of which we anticipate will have approved the Merger shortly after this offering circular is qualified.

The Information Statement regarding the Merger, attached as Appendix A to this offering circular, includes detailed information on the Merger. Among other details, the Information Statement includes (i) pro forma financial information showing the pro forma impact of the Merger on our financial statements and (ii) consolidated historical financial statements of the Target.

Both we and the Target have the same sponsor and are managed by the same manager. See the Information Statement for more detail with respect to the fee and compensation structure to our Manager, risk factors, organizational documents, redemption plans and operating strategies. After the Merger, the rights that the Target’s shareholders have under their organizational documents will be the same as under our organizational documents.

Fundrise Equity REIT, LLC

Fundrise Equity REIT, LLC is a Delaware limited liability company formed on June 30, 2015 to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate.

Our office is located at 11 Dupont Circle NW, 9th FL, Washington, D.C. 20036. Our telephone number is (202) 584-0550. Information regarding our Company is also available on our web site at www.fundrise.com/growth1.

Recent Developments

Redemption Plan Update

Effective July 1, 2024 we revised our Redemption Plan to reflect the increase of the maximum amount of shares that may be redeemed in a quarter to 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter.

During the quarter ended June 30, 2025, we redeemed approximately 489,000 common shares pursuant to our share redemption plan.

As previously disclosed in our Form 1-U filed on October 1, 2025 here, our redemption plan is currently temporarily suspended and we are not currently processing redemption requests. Our Manager may re-activate the redemption plan at any time at its sole discretion.

Capital Raised

Through December 1, 2025, we have raised an aggregate of approximately $247.5 million in gross proceeds in prior offerings since January 5, 2016 pursuant to Regulation A (not including the approximate $219,000 received in private placements to our sponsor and Fundrise, L.P., an affiliate of our sponsor, and the approximately $10.2 million received in private placements to third party accredited investors pursuant to Regulation D). In the 12 month period prior to December 1, 2025, we did not settle any subscriptions. We may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer our common shares pursuant to Regulation D, as determined by our Manager.

Assets Acquired or Redeemed

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Our Investments” for a detailed summary of our assets.

Distributions Paid

Through the date of this offering circular, we have declared an aggregate of 102 distributions since our inception. See “Description of our Common Shares—Distributions” below.

Net Asset Value

We anticipate that our NAV per common share will be $16.39 as of the effective date of the consummation of the Merger and after consummation of the Merger.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties. We intend to acquire and operate real estate and real estate-related assets on an opportunistic basis. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

For real estate debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for commercial real estate properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

Investment Objectives

Our primary investment objectives are:

▪	to realize growth in the value of our investments over the long term;

▪	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term; and

▪	to preserve, protect and return your capital contribution.

We will also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met.

Our Manager

Fundrise Advisors, LLC, our Manager, manages our day-to-day operations. Our Manager is an investment adviser registered with the SEC and a wholly-owned subsidiary of our sponsor. Registration with the SEC does not imply a certain level of skill or training. A team of real estate professionals, acting through our Manager, makes all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement. Our Manager also provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital. Rise Companies Corp., our sponsor, is able to exercise significant control over our business.

About Fundrise

We are also an affiliate of Fundrise, LLC. Fundrise, LLC is a wholly-owned subsidiary of Rise Companies Corp., our sponsor. Investors may access our website at www.fundrise.com/growth1.

Benjamin S. Miller, the co-founder and Chief Executive Officer of Rise Companies Corp., is responsible for overseeing the day-to-day operations of Rise Companies Corp. and its affiliates, including Fundrise, LLC.

Our Structure

The chart below shows the relationship among various Rise Companies Corp. affiliates and our Company as of the date of this offering circular.

Fundrise Equity REIT, LLC
Entity Organizational Chart

Rise Companies Corp.
(Delaware Corporation)
Various Investors
Shares
Wholly-Owned Subsidiary
Fundrise Management, LLC
(Delaware Limited Liability Company)
Wholly-Owned Subsidiary
Fundrise GP I, LLC
(Delaware Limited Liability Company)
General Partner
Fundrise LP*
(Delaware Limited Partnership)
20,505.21 Shares
Wholly-Owned Subsidiary
Wholly-Owned Subsidiary
Wholly-Owned Subsidiary
Shared Services Agreement
652.61 Shares
Fundrise Lending, LLC
(Delaware Limited Liability Company)
Fundrise Servicing, LLC
(Delaware Limited Liability Company)
Fundrise Advisors LLC
(Delaware Limited Liability Company)
Servicing Agreement
Manager**
Fundrise Equity REIT, LLC1,2
(Delaware Limited Liability Company)
Future Investments
Investments

*      The limited partners of Fundrise, LP are Rise Companies Corp. and Renren CRSP Holdings Inc.

1 No individual investor owns more than 9.8% of the entity.

2 No individual foreign investor owns more than 10.0% of the entity.

Management Compensation

Our Manager and its affiliates receive fees and expense reimbursements for services relating to our offerings and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates receive any selling commissions or dealer manager fees in connection with the offer and sale of our common shares. See “Management Compensation” for a more detailed explanation of the fees and expenses payable to our Manager and its affiliates.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Organization and Offering Stage

Reimbursement of Organization and Offering Expenses — Manager (1)	Our Manager pays organization and offering expenses on our behalf in connection with our offerings of our shares. We reimburse our Manager for these costs and future organization and offering costs it may incur on our behalf.	Our organization and offering expenses paid by our Manager, as of June 30, 2025, were approximately $999,000.

Acquisition and Development Stage

Acquisition / Origination Fee — Manager or its Affiliate (2)	Up to 2.00% of any amounts funded by us, our sponsor or affiliates of our sponsor to acquire or originate real estate properties, excluding any acquisition and origination expenses and any debt attributable to such investments. To the extent we invest in commercial real estate loans, the borrower will pay up to 2.00% of the amount funded by us, our sponsor or affiliates of our sponsor to acquire or originate such commercial real estate loans. We are not entitled to these fees.

Paid by the co-investors, joint-venture, borrower or property holding entity at closing.

Actual amounts are dependent upon the total equity and debt capital we raise; we cannot determine these amounts at the present time.

Reimbursement of Acquisition / Origination Expenses — Manager	We reimburse our Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with any debt investments we may make, whether or not we ultimately acquire or originate the investment.	Actual amounts are dependent upon the proceeds we raise in our offerings (and any leverage we employ); we cannot determine these amounts at the present time.

Operational Stage

Asset Management Fee — Manager (3)	Quarterly asset management fee currently equal to an annualized rate of 0.85%, which is based on our NAV at the end of each prior fiscal quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. Our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.	Actual amounts are dependent upon the proceeds we raise in our offerings (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.

Reimbursement of Special Servicing Expenses – Manager or Other Party (3)	We reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. Whether an asset is deemed to be non-performing is in the sole discretion of our Manager.	Actual amounts are dependent upon the occurrence of an asset becoming non-performing, the original value of such asset, and the results of our operations; we cannot determine these amounts at the present time.

Reimbursement of Other Operating Expenses — Manager

We reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs.

The expense reimbursements that we pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement between our Manager and our sponsor, including any increases in insurance attributable to the management or operation of our Company.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Liquidation/Listing Stage

Reimbursement of Equity Liquidation Expenses – Manager	We reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate. Whether to liquidate an equity investment in real estate is in the sole discretion of our Manager.	Actual amounts are dependent upon the liquidation of a real estate asset, and the results of our operations; we cannot determine these amounts at the present time.

(1)           We reimburse our Manager, without interest, for these organization and offering costs incurred both before and after such date. Reimbursement payments are made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this and our prior offerings; provided, however, our Manager elected that no reimbursement will be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until our Manager has been reimbursed in full. As of June 30, 2025, approximately $999,000 in organization and offering costs have been incurred by our Manager, and approximately $999,000 reimbursed to our Manager in connection with our prior ongoing offerings.

(2)           The acquisition/origination fee paid to our Manager by co-investors or borrowers is a percentage of the purchase price of an investment or the amount funded by us to acquire or originate a loan.

(3)            Our Manager in its sole discretion may defer or waive any fee payable to it under the operating agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

Summary of Risk Factors

Owning our common shares involves a high degree of risk. You should carefully review the “Risk Factors” section of this offering circular, beginning on page 24, which contains a detailed discussion of the material risks. Risks related specifically to the Merger are discussed in the Information Statement regarding the Merger included herein as Appendix A.

Conflicts of Interest

Our Manager and its affiliates experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates face include the following:

▪	The asset management fee paid to our Manager is based on our NAV, which is calculated by our sponsor’s internal accountants and asset management team. Our Manager may benefit by us retaining ownership of our assets at times when our shareholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV.

▪	In the ordinary course of their business, our Manager and its affiliates may engage in activities in which their interests or the interests of other clients conflict with or are adverse to our interests. In addition, such clients may utilize the services of the Manager or its affiliates for which they will pay fees and expenses which will not be shared with us.

▪	Our sponsor’s real estate professionals acting on behalf of our Manager must determine which investment opportunities to recommend to us and other Fundrise entities. Our sponsor has previously organized, as of the date of this offering circular, the following similar programs (eREITs®, eFundTM and interval funds):

▪	Fundrise Growth eREIT II, LLC (the “Growth eREIT® II”), Fundrise Growth eREIT III, LLC (the “Growth eREIT® III”), Fundrise Development eREIT, LLC (the “Development eREIT®”), and Fundrise Growth eREIT VII, LLC (the “Growth eREIT® VII”) which were formed to originate, invest in and manage a diversified portfolio of commercial real estate properties, and which have investment objectives and strategies that are similar to ours;

▪	Fundrise Real Estate Interval Fund, LLC (the “Flagship Interval Fund”), which was formed to invest in a diversified portfolio of private real estate and publicly traded real estate-related investments;

▪	Fundrise Income Real Estate Fund, LLC (the “Income Interval Fund”), which was formed to originate, invest in and manage a portfolio of residential and commercial real estate investments;

▪	Fundrise Balanced eREIT II, LLC (the “Balanced eREIT® II”) which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans and commercial real estate debt securities;

▪	Fundrise Midland Opportunistic REIT, LLC (the “Midland eREIT®”), which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas;

▪	Fundrise West Coast Opportunistic REIT, LLC (the “West Coast eREIT®”), which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas;

▪	Fundrise East Coast Opportunistic REIT, LLC (the “East Coast eREIT®”), which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas of Washington, DC and Philadelphia, PA.

▪	Fundrise eFund, LLC (the “Fundrise eFundTM”), which was formed to acquire property for the development of for-sale housing and last mile logistics centers;

▪	Fundrise Opportunity Fund, LP, which is a private placement that was formed to acquire properties located in “qualified opportunity zones” as designated under the Code;

▪	Fundrise Opportunistic Credit Fund, LLC (the “Opportunistic Credit Fund”), which was formed to originate, invest in and manage a portfolio of residential and commercial real estate investments; and

▪	Fundrise Opportunistic Credit Fund II, LLC (the “Opportunistic Credit Fund II”), which was formed to originate, invest in and manage a portfolio of residential and commercial real estate investments.

These additional programs may have investment criteria that compete with us.

The approximate cash and cash equivalents balances for the eREITs® with similar investment objectives as of June 30, 2025 is as follows:

eREITs®	Approximate Cash and Cash Equivalents
Fundrise Growth eREIT II, LLC	$7,427,000
Fundrise Growth eREIT III, LLC	$948,000
Fundrise Development eREIT, LLC	$3,182,000
Fundrise Growth eREIT VII, LLC	$5,114,000

Each of the foregoing entities may continue raising up to $75.0 million in any given 12-month period as permitted under Regulation A.

▪	Our sponsor’s real estate professionals acting on behalf of our Manager have to allocate their time among us, our sponsor’s business and other programs and activities in which they are involved.

▪	The terms of our operating agreement (including the Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated at arm’s length.

▪	Our shareholders may only remove our Manager for “cause” following the affirmative vote of shareholders holding two-thirds of the outstanding common shares. Unsatisfactory financial performance does not constitute “cause” under the operating agreement.

▪	At some future date after we have acquired a substantial investment portfolio that our Manager determines would be most effectively managed by our own personnel, we may seek shareholder approval to internalize our management by acquiring assets and employing the key real estate professionals performing services to us on behalf of our Manager for consideration that would be negotiated at that time. The payment of such consideration could result in dilution to your interest in us and could reduce the net income per share and funds from operations per share attributable to your investment. Additionally, in an internalization transaction, our sponsor’s real estate professionals that become our employees may receive more compensation than they previously received from our sponsor or its affiliates. These possibilities may provide incentives to these individuals to pursue an internalization transaction, even if an alternative strategy might otherwise be in our shareholder’s best interests.

▪	Our Manager may, without shareholder consent unless otherwise required by law, determine that we should merge or consolidate through a roll-up or other similar transaction involving other entities, including entities affiliated with our Manager, into or with such other entities.

▪	As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

Historical NAV

Below is the historical NAV per common share, as determined in accordance with our valuation policies, since December 31, 2021. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$19.55	Form 1-U
March 31, 2022	$20.32	Form 1-U
June 30, 2022	$20.75	Form 1-U
September 1, 2022	$21.10	Form 1-U
December 31, 2022	$17.89	Form 1-U
March 31, 2023	$18.03	Form 1-U
June 30, 2023	$17.72	Form 1-U
September 30, 2023	$17.45	Form 1-U
December 30, 2023	$16.43	Form 1-U
March 29, 2024	$16.70	Form 1-U
June 29, 2024	$16.82	Form 1-U
September 30, 2024	$16.85	Form 1-U
December 31, 2024	$16.23	Form 1-U
March 31, 2025	$16.24	Form 1-U
June 30, 2025	$16.34	Form 1-U
September 30, 2025	$16.53	Form 1-U
Projected NAV at Merger Effective Date	$16.39	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have paid in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Most recently, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below. See the section entitled “Description of Our Common Shares – Distributions” for a fuller description of the distributions we have declared and/or paid.

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Link
01/01/2022 – 01/31/2022	$0.0013698630		12/29/2021	04/12/2022	Form 1-U
02/01/2022 – 02/28/2022	$0.0013698630		01/28/2022	04/12/2022	Form 1-U
03/01/2022 – 03/31/2022	$0.0016438356		02/25/2022	04/12/2022	Form 1-U
04/01/2022 – 04/30/2022	$0.0015068493		03/30/2022	07/12/2022	Form 1-U
05/01/2022 – 05/31/2022	$0.0013698630		04/27/2022	07/12/2022	Form 1-U
06/01/2022 – 06/30/2022	$0.0013698630		05/27/2022	07/12/2022	Form 1-U
07/01/2022 – 07/31/2022	$0.0013698630		06/28/2022	10/12/2022	Form 1-U
08/01/2022 – 08/31/2022	$0.0012328767		07/27/2022	10/12/2022	Form 1-U
09/01/2022 – 10/01/2022	$0.0012328767		08/29/2022	10/12/2022	Form 1-U
10/02/2022 – 10/31/2022	$0.0012328767		10/01/2022	01/11/2023	Form 1-U
11/01/2022 – 11/30/2022	$0.0012328767		10/28/2022	01/11/2023	Form 1-U
12/01/2022 – 12/31/2022	$0.0012328767		11/29/2022	01/11/2023	Form 1-U
12/31/2022(2)	$3.1881465200		12/29/2022	01/11/2023	Form 1-U
01/31/2023 – 01/31/2023	$0.0012328767		12/29/2022	04/11/2023	Form 1-U
02/01/2023 – 02/28/2023	$0.0012328767		01/30/2023	04/11/2023	Form 1-U
03/01/2023 – 03/31/2023	$0.0010958904		02/27/2023	04/11/2023	Form 1-U
04/01/2023 – 04/30/2023	$0.0009589041		03/29/2023	07/12/2023	Form 1-U
05/01/2023 – 05/31/2023	$0.0008219178		04/27/2023	07/12/2023	Form 1-U
06/01/2023 – 06/30/2023	$0.0008219178		05/26/2023	07/12/2023	Form 1-U
07/01/2023 – 07/31/2023	$0.0008219178		06/28/2023	10/10/2023	Form 1-U
08/01/2023 – 08/31/2023	$0.0008219178		07/28/2023	10/10/2023	Form 1-U
09/01/2023 – 10/01/2023	$0.0009589041		08/28/2023	10/10/2023	Form 1-U
10/02/2023 – 10/31/2023	$0.0008219178		10/01/2023	01/10/2024	Form 1-U
11/01/2023 – 11/30/2023	$0.0006849315		10/27/2023	01/10/2024	Form 1-U
12/01/2023 – 12/31/2023	$0.0006849315		11/29/2023	01/10/2024	Form 1-U
01/01/2024 – 01/31/2024	$0.0006849315		12/28/2023	04/09/2024	Form 1-U
02/01/2024 – 02/29/2024	$0.0004109589		02/01/2024	04/09/2024	Form 1-U
03/01/2024 – 03/31/2024	$0.0002739726		03/01/2024	04/09/2024	Form 1-U
04/01/2024 – 04/30/2024	$0.0002739726		04/01/2024	07/10/2024	Form 1-U
05/01/2024 – 05/31/2024	$0.0002739726		05/01/2024	07/10/2024	Form 1-U
06/01/2024 – 06/30/2024	$0.0001369863		06/01/2024	07/10/2024	Form 1-U
07/01/2024 – 07/31/2024	$0.0001369863		07/01/2024	10/09/2024	Form 1-U
08/01/2024 – 08/31/2024	$0.0001369863		08/01/2024	10/09/2024	Form 1-U
09/01/2024 – 09/30/2024	$0.0001369863		09/01/2024	10/09/2024	Form 1-U
10/01/2024 – 10/31/2024	$0.0000684932		10/01/2024	01/09/2025	Form 1-U
11/01/2024 – 11/30/2024	$0.0000684932		11/01/2024	01/09/2025	Form 1-U
12/01/2024 – 12/31/2024	$0.0000684932		12/01/2024	01/09/2025	Form 1-U
12/31/2024(3)	$0.7012165869		12/30/2024	01/09/2025	Form 1-U
01/01/2025 – 01/31/2025	$0.0000684932		01/01/2025	04/09/2025	Form 1-U
02/01/2025 – 02/28/2025	$0.0000684932		02/01/2025	04/09/2025	Form 1-U
03/01/2025 – 03/31/2025	$0.0000684932		03/01/2025	04/09/2025	Form 1-U
04/01/2025 – 04/30/2025	$0.0000684932		04/01/2025	07/10/2025	Form 1-U
05/01/2025 – 05/31/2025	$0.0000684932		05/01/2025	07/10/2025	Form 1-U
06/01/2025 – 06/30/2025	$0.0000684930		06/01/2025	07/10/2025	Form 1-U
Weighted Average	$0.0037568333	(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	On December 29, 2022, in order to comply with real estate investment trust distribution requirements as a result of gains recognized from equity method investees, the Manager of the Company declared a distribution of $3.1881465200 per share (the “Additional December 31, 2022 Dividend”) for shareholders of record as of the close of business on December 31, 2022. The distribution was payable to shareholders of record as of the close of business on December 31, 2022 and the distribution was paid on January 11, 2023.

(3)	On December 30, 2024, in order to comply with real estate investment trust distribution requirements as a result of gains recognized from equity method investees, the Manager of the Company declared a distribution of $0.7012165869 per share (the “Additional December 31, 2024 Dividend”) for shareholders of record as of the close of business on December 31, 2024. The distribution was payable to shareholders of record as of the close of business on December 31, 2024 and the distribution was paid on January 9, 2025.

(4)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2022 through June 30, 2025.

Any distributions we make are at the discretion of our Manager, and are based on, among other factors, our present and reasonably projected future cash flow. Distributions are paid to shareholders as of the record dates selected by the Manager. In addition, the Manager’s discretion as to the payment of distributions is limited by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum distributions under the REIT rules, we are subject to U.S. federal income and excise taxes on our undistributed taxable income and gains. As a result, the Manager intends to continue to make additional distributions, beyond the minimum REIT distribution, to avoid such taxes. See “Description of Our Common Shares — Distributions” and “Certain U.S. Federal Income Tax Considerations”.

While our goal is to pay distributions from our cash flow from operations, we may use other sources to fund distributions. Until the proceeds from our public offering are invested and generating operating cash flow, some or all of our distributions may be paid from other sources, including the net proceeds of any offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities. Use of some or all of these sources may reduce the amount of capital we invest in assets and negatively impact the return on your investment and the value of your investment. We have not established a limit on the amount of proceeds we may use to fund distributions. We can provide no assurances that future cash flow will support payment of distributions or maintaining distributions at any particular level or at all. Total distributions for the six months ended June 30, 2025 of approximately $8,848,000 have been paid out of cash flows from operations, return of investments in equity method investees, and capital gain dividends in connection with the sale of the underlying multifamily property previously held by the RSE Amira Controlled Subsidiary, of which we held an equity interest. The underlying multifamily property was sold and the related distribution was declared to investors during the year ended December 31, 2024. Further information on the sale can be found in our Form 1-U filed on December 27, 2024 here. Total distributions for the year ended December 31, 2024 of approximately $1,945,000 have been paid out of cash flows from operations. Total distributions for the year ended December 31, 2023 of approximately $55,724,000 have been paid out of cash flows from operations, repayment of real estate debt investments, return of investment in equity method investees, and capital gain dividends in connection with the sale of two multifamily properties previously held by the Aspect Promenade Controlled Subsidiary, of which we held an equity interest. Two properties were sold and the related distributions were declared to investors during the year ended December 31, 2022. Further information on the sales can be found in our Form 1-Us filed on August 17, 2022 here and September 20, 2022 here. When calculated on a tax basis, distributions were made 100% from capital gains for the six months ended June 30, 2025, were made 100% from capital gains for the year ended December 31, 2024, and were made 20% from ordinary income and 80% from return of capital for the year ended December 31, 2023. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Company’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.

Any distributions that we make directly impacts our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions generally will constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s common shares, and to the extent that it exceeds the holder’s adjusted tax basis, it will be treated as gain resulting from a sale or exchange of such common shares.

Borrowing Policy

We may employ conservative levels of borrowing in order to provide additional funds to support our investment activities. Our target portfolio-wide leverage is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of our portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during a period when we are significantly growing our portfolio, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee. See “Investment Objectives and Strategy” for more details regarding our leverage policies.

Valuation Policies

We intend to engage an independent valuation expert with expertise in appraising commercial real estate loans and assets or receive an independent valuation expert report at the time each loan or asset is acquired in order to provide valuations of certain commercial real estate assets and investments, including related liabilities, that are set forth in reports of the underlying real estate, and to adjust those valuations for events known to the independent valuation expert that it believes are likely to have a material impact on previously provided estimates of the value, to the extent applicable, of the affected commercial real estate assets and investments and related liabilities. Our real estate assets will consist primarily of a diversified portfolio of commercial real estate loans, commercial real estate and other real estate-related assets where the underlying collateral is typically commercial real estate or security interests therein. Our commercial real estate related liabilities will consist primarily of related party loans and participation interests. In addition, our assets will include liquid assets and securities classified as held to maturity, which are not valued by our independent valuation expert, and cash and cash equivalents. We amortize asset acquisition costs over the duration of the real estate asset. In the instances of assets with uncertain durations, we amortize asset acquisition costs over five years. Our liabilities will include accrued fees and operating expenses, accrued distributions payable, accrued management fees and, to the extent we are using margin, trade payables incurred in the ordinary course of business, which are estimated by our Manager. Our Manager will be responsible for ensuring that the independent valuation expert discharges its responsibilities in accordance with our valuation guidelines, and will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility.

At the end of each fiscal quarter, our sponsor’s internal accountants calculate our NAV per share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances, reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions and (4) estimated accruals of our operating revenues and expenses. For joint venture or direct equity investments, the sponsor primarily relies on the discounted cash flow method. Under the discounted cash flow method, our sponsor’s asset management team will calculate the distributions due to the respective investment based on a property-level pro forma measured against ongoing actual performance over the projected likely-hold period. The sponsor’s asset management team will then discount future cash-flow projections at an appropriate market levered-discount rate to determine present value, which value is considered the NAV of the investment. The sponsor may alternatively apply the hypothetical sales method to value its investments. Under this approach, our sponsor’s asset management team will assume (i) the sale of the property at a price equal to the concluded property value, (ii) the liquidation of any additional assets after paying all liabilities, and (iii) the distribution of the net sale proceeds to investors. The distributed amount is considered the NAV of each respective investment. For debt and fixed-return preferred equity investment, assuming no material adverse change in the property, the sponsor’s asset management team will mark these investments to their cost basis (including any accrued unpaid interest). If there were to be material adverse changes in these properties, the asset management team intends to value these investments using the hypothetical sales method described above. For our investments that have closed within three to nine months and no material changes have occurred from the original underwriting, our sponsor’s asset management team will typically apply the original property purchase price (or pre-closing third party appraisal value) for the property valuation, and the investment cost basis for the investment-level valuation.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In instances where we determine that an appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for determining, nor for preparing, our NAV per share. If a material event occurs between scheduled annual valuations that our Manager believes may materially affect the value of any of our commercial real estate assets and investments, including related liabilities, our Manager anticipates informing the independent valuation expert so that, if appropriate, the independent valuation expert can adjust the most recent valuations provided in the applicable report, if any, to account for the estimated impact. Our sponsor’s internal accountants determine our NAV per share by dividing our NAV by the number of our common shares outstanding as of the end of such period, prior to giving effect to any share purchases or redemptions to be effected for such period. See “Description of our Common Shares – Valuation Policies” for more details about our NAV and how it will be calculated.

As there is no market value for our common shares as they are not expected to be listed or traded on any stock exchange or other marketplace, our goal is to provide a reasonable estimate of the value of our common shares on a quarterly basis. However, the majority of our assets will consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by our sponsor’s internal asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

Share Price Adjustments

Our Manager set our initial offering price at $10.00 per share. As of the date of this offering circular, our per share purchase price is equal to $16.53 per share. The per share purchase price for our common shares is adjusted by our Manager at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter), to be equal to the greater of (i) $10.00 per share or (ii) NAV per share, in each case prior to giving effect to any share purchases or redemptions to be effected on such day. Investors will pay the most recent publicly announced purchase price as of the date of their subscription.

We file with the SEC on a quarterly or other periodic basis an offering circular supplement disclosing the determination of our NAV per share that will be applicable for such period (a “pricing supplement”). We file the pricing supplement at the beginning of such period. We also post that period’s NAV on www.fundrise.com/growth1. Our website also contains this offering circular, including any supplements and amendments. We disclose, on a periodic basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. In addition, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website. Estimates of our NAV per share are based on available information and judgment. We may not be aware of all ordinary course or non-extraordinary events that would have an impact between NAV determination periods that would cause NAV to change by 5% or more from quarter to quarter. For instance, from September 2022 to December 2022 and from September 2023 to December 2023, our NAV per share changed by more than 5% due to (among other things) macroeconomic headwinds and rising interest rates that resulted in slightly higher cap rates across the portfolio. While approximately 42% of our debt has a floating interest rate as of December 1, 2025, such floating interest rates have not had a material direct impact on the valuation of our assets, including in the time periods from September 2022 to December 2022 and September 2023 to December 2023.

Any subscriptions that we receive during a fiscal quarter will be executed at the purchase price in effect at the time such subscription is received. Thus, even if settlement occurs in the following fiscal quarter, the purchase price for the shares will be the price in effect at the time the subscription was received. See “Description of our Common Shares—Share Price Adjustments” for more details.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with some limited liquidity, we have adopted a redemption plan to enable shareholders to redeem their common shares in limited circumstances. As previously disclosed in our Form 1-U filed on October 1, 2025 here, our redemption plan is currently temporarily suspended and we are not currently processing redemption requests. Our Manager may re-activate the plan at any time, at its sole discretion.

We will not solicit redemptions under this redemption plan, other than through our offering circular and any supplements or amendments thereto disclosing our NAV per share. Shareholders desiring to request redemption of their common shares must do so of their own volition and not at our behest, invitation or encouragement. Our role in effectuating redemptions under the redemption plan will solely be ministerial.

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. In addition, despite the illiquid nature of the assets expected to be held by our Company, our Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it. The terms under which we may redeem shares may differ between redemption requests upon the death or “qualifying disability” of a shareholder (“exceptional redemptions”), as further discussed below, and all other redemption requests. Investors should note, however, that even during exceptional redemption events, the redemption plan may not be available due to our Manager’s ability to amend, suspend, or terminate the redemption plan at any time.

Pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per redemption request. However, we reserve the right to waive these limitations for any reason. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

Except in the case of exceptional redemptions, the effective redemption price will be calculated based on a declining penalty to the redemption price in effect at the time of the redemption request, rounded down to the nearest cent. The redemption price will be equal to (i) the NAV per share for our common shares in effect at the time the redemption request is made, reduced by (ii) the aggregate sum of NAV Distributions, if any, declared (whether paid or unpaid) for such quarter. “NAV Distributions” are distributions that, in the sole discretion of the Manager, reduce the Company’s NAV (including, for example, distributions arising from the proceeds of the sale of one or more of our properties where such proceeds are not reinvested in other properties). The redemption price will not, however, be reduced by the aggregate sum of other distributions, if any, that are not-NAV Distributions that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date (i.e., the last business day of the applicable quarter).

The Merger will not affect our redemption plan.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price)(1)
Settlement date to 5 years	99.0	%(2)
More than 5 years	100.0	%(3)
Exceptional redemptions	100.0	%(4)

(1)	The Effective Redemption Price will be the per share NAV for our common shares as of the time the redemption request is made and (i) reduced by any NAV Distributions during such quarter and (ii) rounded down to the nearest $0.01.
(2)	For shares held less than five (5) years, the Effective Redemption Price includes the fixed 1% penalty to the NAV for our common shares in effect at the time of the redemption request.
(3)	For shares held at least five (5) years, the Effective Redemption Price does not include any penalty to the NAV for our common shares in effect at the time of the redemption request.
(4)	For exceptional redemptions, the Effective Redemption Price does not include any penalty to the per share price for our common shares in effect at the time of the redemption request.

Please refer to the section entitled “Description of our Common Shares—Redemption Plan” for more information.

For the six months ended June 30, 2025, we received redemption requests of approximately 1,050,000 shares totaling approximately $17.0 million and 100% of such requests were honored. For the calendar year ended December 31, 2024, we received redemption requests of approximately 1,775,000 shares totaling approximately $29.1 million and 100% of such requests were honored. For the calendar year ended December 31, 2023, we received redemption requests of approximately 1,987,000 shares totaling approximately $35.0 million and 100% of such requests were honored. Redemptions for the six-months ended June 30, 2025, the calendar year ended December 31, 2024, and the calendar year ended December 31, 2023 have been paid out of cash flows from operations, cash flows from return of investments in equity method investees and investments in real estate debt, and cash flows from financing activities, including loan proceeds.

Liquidity Event

While not required, our Manager has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of our Company, a consolidation transaction with other companies managed by our Manager or its affiliates, a listing of our shares on a national securities exchange or a similar transaction. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our shareholders.

Voting Rights

Our common shareholders have voting rights only with respect to certain matters, primarily relating to amendments to our operating agreement that would adversely change the rights of the common shares, removal of our Manager for “cause”, and the dissolution of the Company (only if the Manager has been removed for “cause”). Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders. Our shareholders do not elect or vote on our Manager, and, unlike the holders of common shares in a corporation, have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business. For additional information, see “Description of our Common Shares—Voting Rights”.

Other Governance Matters

Other than the limited shareholder voting rights described above, our operating agreement vests most other decisions relating to our assets and to the business of our Company, including decisions relating to acquisitions, originations and dispositions, the engagement of asset managers, the issuance of securities in our Company including additional common shares, mergers, dispositions, roll-up transactions, and other decisions relating to our business, in our Manager. See “Management” for more information about the rights and responsibilities of our Manager.

Investment Company Act Considerations

We intend to continue to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as investment companies under the Investment Company Act of 1940, as amended, or the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities”, among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We anticipate that we will continue to hold real estate and real estate-related assets described below (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through minority-owned joint venture subsidiaries. We will limit what we buy and hold through minority-owned joint venture subsidiaries because assets held in such subsidiaries will not be deemed investment securities.

We intend, directly or through our subsidiaries, to continue to originate, invest in and manage a diversified portfolio of commercial real estate investments. We expect to use substantially all of the net proceeds from the offering to originate, acquire and structure a diversified portfolio of commercial real estate properties. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate-related debt securities and other real estate-related assets.

We monitor our compliance with the 40% test and the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act.

The securities issued by any wholly-owned or majority-owned subsidiary that we may form and that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis.

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. The determination of whether an entity is a majority-owned subsidiary of our Company is made by us. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. In addition, we treat certain of the joint venture interests held by the Company or the Controlled Subsidiaries as not “securities” for purposes of the Investment Company Act and the other U.S. federal securities laws based on Securities & Exchange Commission v. W.J. Howey Co., 328 U.S. 293, 66 S. Ct. 1100 (1946) and Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied 454 U.S. 897 (1981). The framework set forth in Howey and Williamson, as implemented by a variety of courts, relies on a large number of factors, including the number of interest holders, the manner of solicitation, the relationship between the interest holders (and their ability to communicate with each other), the information rights held by the interest holders, the oversight and removal and/or termination rights of the interest holders with respect to any applicable manager, sponsor or equivalent person, the ability of the interest holders to influence business decisions, and the experience and knowledge of the interest holders. Therefore, the analysis by the Company is based on the specific facts and circumstances of the particular joint venture interest. We have not asked the SEC staff for concurrence of our analysis with respect to whether an interest is the functional equivalent of a voting security or whether a joint venture is not a security and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries or with our determination that one or more joint venture interests are not securities, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

We believe that neither we nor certain of our subsidiaries will be considered investment companies for purposes of Section 3(a)(1)(A) of the Investment Company Act because we and they will not engage primarily or hold themselves out as being primarily engaged in the business of investing, reinvesting or trading in securities. Rather, we and such subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act.

Certain of our subsidiaries may also rely upon the exclusion from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate”, which we refer to as “qualifying real estate interests”, and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets”.

Qualification for exemption from registration under the Investment Company Act will limit our ability to make certain investments. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. See “Risk Factors—Risks related to Our Organizational Structure—Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations”.

RISK FACTORS

An investment in our common shares involves substantial risks. You should carefully consider the following risk factors in addition to the other information contained in this offering circular, including the Information Statement regarding the Merger, attached hereto as Appendix A. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Statements Regarding Forward-Looking Information”.

Risks Related to the Merger

The risk factors specific to the Merger are described in the Information Statement regarding the Merger, included hereto as Appendix A.

Risks Related to an Investment in Fundrise Equity REIT, LLC

The prior performance of our sponsor or other real estate investment opportunities sponsored by our sponsor may not predict our future results.

You should not assume that our performance will be similar to the past performance of our sponsor or other real estate investment opportunities sponsored by our sponsor.

Because no public trading market for your shares currently exists, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount to the public offering price.

Our operating agreement does not require our Manager to seek shareholder approval to liquidate our assets by a specified date, nor does our operating agreement require our Manager to list our shares for trading on a national securities exchange by a specified date. There is no public market for our shares and we currently have no plans to list our shares on a stock exchange or other trading market. Until our shares are listed, if ever, you may not sell your shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our operating agreement prohibits the ownership of more than 9.8% in value or number of our shares, whichever is more restrictive, or more than 9.8% in value or number of our common shares, whichever is more restrictive, unless exempted by our Manager, which may inhibit large investors from purchasing our shares. In its sole discretion, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity or to preserve our status as a REIT, our Manager could amend, suspend or terminate our redemption plan without notice. Further, the redemption plan includes numerous restrictions that would limit your ability to sell your shares. We describe these restrictions in more detail under “Description of our Common Shares —Redemption Plan”. Therefore, it will be difficult for you to redeem and/or sell your shares promptly or at all. If you are able to sell your shares, you would likely have to sell them at a substantial discount to their public offering price. It is also likely that your shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, you should own our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of our Manager in the acquisition of our investments and the ability of our Manager to source investment opportunities for us. The more money we raise in any offering, the greater our challenge will be to invest all of the net offering proceeds on attractive terms. Except for investments that may be described in supplements to this offering circular prior to the date you subscribe for our shares, you will have no opportunity to evaluate the economic merits or the terms of our investments before making a decision to invest in our Company. You must rely entirely on the management abilities of our Manager. We cannot assure you that our Manager will be successful in obtaining suitable investments on financially attractive terms or that, if our Manager makes investments on our behalf, our objectives will be achieved. If we, through our Manager, are unable to find suitable investments promptly, we will hold the proceeds from the offering in an interest-bearing account or invest the proceeds in short-term assets in a manner that is consistent with our qualification as a REIT. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return will be reduced.

Although our distribution policy is to use our cash flow from operations to make distributions, our organization documents permit us to pay distributions from any source, including offering proceeds, borrowings, or sales of assets. Until the proceeds from the offering are fully invested and from time to time during the operational stage, we may not generate sufficient cash flow from operations to fund distributions. We have in the past and may in the future pay distributions from financings, the net proceeds from the offering or other sources other than our cash flow from operations, we will have less funds available for investments in real estate properties and other real estate-related assets and the number of real estate properties that we invest in and the overall return to our shareholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods, and accordingly your overall return may be reduced. If we fund distributions from the sale of assets or the maturity, payoff or settlement of debt investments, this will affect our ability to generate cash flows from operations in future periods.

For the six-months ended June 30, 2025 and the calendar years ended December 31, 2024 and December 31, 2023, distributions have been paid out of cash flows from operations, cash flows from return of investments in equity method investees, repayment of real estate debt investments, and capital gain dividends in connection with the sale of properties, as applicable. See “Description of Our Common Shares–Distributions” for further disclosure regarding the sources used to pay distributions during the foregoing periods.

Future disruptions in the financial markets, deteriorating economic conditions, or public health crises could adversely impact the commercial real estate market as well as the market for equity-related investments generally, which could hinder our ability to implement our business strategy and generate returns to you.

We intend to continue to originate and acquire a diversified portfolio of commercial real estate equity investments. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt securities (including CMBS, CDOs, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Economic conditions greatly increase the risks of these investments (see “— Risks Related to Our Investments”). The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values, property sales and leasing activities. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, can reduce volumes for many of our business lines. These economic conditions could result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents, which in turn would reduce revenue from property management fees and brokerage commissions derived from property sales, leases and mortgage brokerage as well as revenues associated with investment management and/or development activities. In addition, these conditions could lead to a decline in property sales prices as well as a decline in funds invested in existing commercial real estate assets and properties planned for development.

Future disruptions in the financial markets, deteriorating economic conditions, or public health crises may also impact the market for our investments and the volatility of our investments. The returns available to investors in our targeted investments are determined, in part, by: (i) the supply and demand for such investments and (ii) the existence of a market for such investments, which includes the ability to sell or finance such investments. During periods of volatility, the number of investors participating in the market may change at an accelerated pace. If either demand or liquidity increases, the cost of our targeted investments may increase. As a result, we may have fewer funds available to make distributions to investors.

During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values. Further, as a result of our target leverage, our exposure to adverse general economic conditions is heightened.

These negative general economic conditions could reduce the overall amount of sale and leasing activity in the commercial real estate industry, and hence the demand for our services. We are unable to predict the likely duration and severity of disruptions in financial markets and adverse economic conditions in the United States and other countries. Our revenues and profitability depend on the overall demand for our services from our clients. While it is possible that the increase in the number of distressed sales and resulting decrease in asset prices will eventually translate to greater market activity, an overall reduction in sales transaction volume could materially and adversely impact our business.

All of the factors described above could adversely impact our ability to implement our business strategy and make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under our credit agreement, the lenders under the agreement will be entitled to proceed against the collateral granted to them to secure the debt owed.

We may suffer from delays in locating suitable investments, which could limit our ability to make distributions and lower the overall return on your investment.

We rely upon our Manager’s real estate professionals, including Mr. Benjamin S. Miller, its Co-Founder and Chief Executive Officer, to identify suitable investments. Our sponsor and other Fundrise entities also rely on Mr. Miller for investment opportunities. To the extent that our Manager’s real estate professionals face competing demands upon their time in instances when we have capital ready for investment, we may face delays in execution.

Additionally, the current market for properties that meet our investment objectives is highly competitive, as is the leasing market for such properties. The more shares we sell in any offering, the greater our challenge will be to invest all of the net offering proceeds on attractive terms. Except for investments that may be described in supplements to this offering circular prior to the date you subscribe for our shares, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the oversight and management ability of our Manager and the performance of any property manager. We cannot be sure that our Manager will be successful in obtaining suitable investments on financially attractive terms.

We could also suffer from delays in locating suitable investments as a result of our reliance on our Manager at times when its officers, employees, or agents are simultaneously seeking to locate suitable investments for other Fundrise sponsored programs, some of which have investment objectives and employ investment strategies that are similar to ours. Furthermore, where we acquire properties prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, you could suffer delays in the receipt of distributions attributable to those particular properties.

Delays we encounter in the selection and origination of income producing loans and other assets would likely limit our ability to pay distributions to our shareholders and lower their overall returns. Similar concerns arise when there are prepayments, maturities or sales of our investments.

You may be more likely to sustain a loss on your investment because our sponsor does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

Fundrise, L.P., an affiliate of our sponsor, and our sponsor have only invested approximately $219,000 in us through the purchase of 21,158 of our common shares at an average of $10.27 per share. Therefore, if we are successful in raising enough proceeds to be able to reimburse our sponsor for our organization and offering expenses, our sponsor will have little exposure to loss in the value of our shares. Without this exposure, our investors may be at a greater risk of loss because our sponsor does not have as much to lose from a decrease in the value of our shares as do those sponsors who make more significant equity investments in their companies.

Because we are limited in the amount of funds we can raise, we will be limited in the number and type of investments we make and the value of your investment in us will fluctuate with the performance of the specific assets we acquire.

Under Regulation A, we are only allowed to raise up to $75.0 million in any 12 month period (although we may raise capital in other ways). We expect the size of the investments that we make to be between $1.0 million to $20.0 million per asset. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments that we make. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. An investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of investments. Further, we have certain fixed operating expenses, including certain expenses as a public reporting company, regardless of whether we are able to raise substantial funds in our offerings. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Any adverse changes in our sponsor’s financial health or our relationship with our sponsor or its affiliates could hinder our operating performance and the return on your investment.

Our Manager manages our operations and our portfolio of commercial real estate equity investments and other select real estate-related assets. Our Manager has no employees, and utilizes our sponsor’s personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our sponsor and its affiliates as well as our sponsor’s real estate professionals in the identification and acquisition or origination of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in our sponsor’s financial condition or our relationship with our sponsor could hinder our Manager’s ability to successfully manage our operations and our portfolio of investments.

Our ability to implement our investment strategy is dependent, in part, upon our ability to successfully conduct our offerings through our website, which makes an investment in us more speculative.

We conducted our offering, and may in the future conduct any offering, primarily through our website, which is owned by Fundrise, LLC. Our sponsor has sponsored other real estate investment opportunities under other formats prior to the offering. The success of our offering, and our ability to implement our business strategy, is dependent upon our ability to sell our shares to investors through www.fundrise.com/growth1. If we are not successful in selling our shares through www.fundrise.com/growth1, our ability to raise proceeds through our offerings will be limited and we may not have adequate capital to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

If we do not implement a liquidity transaction, you may have to hold your investment for an indefinite period.

Our operating agreement does not require our Manager to pursue a liquidity transaction. We may choose not to list our shares on a national securities exchange or commence a liquidation or other type of liquidity transaction, such as a merger or sale of assets. If our Manager does determine to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which properties are located, and the U.S. federal income tax effects on shareholders, that may prevail in the future. We cannot guarantee that we will be able to liquidate all assets. After we adopt a plan of liquidation, if at all, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction, subject to our redemption plan, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment. For more information on our redemption plan, see “Description of Our Common Shares—Redemption Plan”.

We may change our targeted investments and investment guidelines without shareholder consent, including in connection with the Merger.

Our Manager may change our targeted investments and investment guidelines at any time without the consent of our shareholders, including in connection with the Merger, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common shares and our ability to make distributions to you.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online real estate platforms that compete with our sponsor. This market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase volume on our website. In particular, our investment objectives and strategies are similar to other Fundrise eREITs®, such as Fundrise Growth eREIT II®, LLC, Fundrise Growth eREIT III®, LLC, Fundrise Development eREIT®, LLC, and Growth eREIT VII®, LLC, which are also managed by our Manager. See “Conflicts of Interest” for more information.

Competition could result in reduced volumes, reduced fees or the failure of our sponsor to achieve or maintain more widespread market acceptance, any of which could harm our business. In addition, in the future we and our sponsor may experience new competition from more established internet companies possessing large, existing customer bases, substantial financial resources and established distribution channels. If any of these companies or any major financial institution decided to enter the online investment business, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable properties may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties and other investments, our profitability will be reduced and you may experience a lower return on your investment.

Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns. The online real estate investing industry is driven by constant innovation. If we or our sponsor are unable to compete with such companies and meet the need for innovation, the demand for our sponsor’s products could stagnate or substantially decline.

We rely on third-party banks and on third-party computer hardware and software. If we are unable to continue utilizing these services, our business and ability to service the corresponding project loans and equity investments may be adversely affected.

We and our sponsor rely on third-party and FDIC-insured depository institutions to process our transactions, including payments of corresponding loans and equity investments, processing of subscriptions under offerings and distributions to our shareholders. Under the Automated Clearing House (ACH) rules, if we experience a high rate of reversed transactions (known as “chargebacks”), we may be subject to sanctions and potentially disqualified from using the system to process payments. Our sponsor also relies on computer hardware purchased and software licensed from third parties. This purchased or licensed hardware and software may be physically located off-site, as is often the case with “cloud services”. This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If our sponsor cannot continue to obtain such services elsewhere, or if it cannot transition to another processor quickly, our ability to process payments will suffer and your ability to receive distributions will be delayed or impaired.

If our Manager fails to retain its key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our Manager’s ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom would be difficult to replace. In particular, the Founder/Chief Executive Officer, Benjamin S. Miller, of our parent company and sponsor, Rise Companies Corp., who is the Chief Executive Officer of our Manager, is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Mr. Benjamin S. Miller or other executive officers or key personnel of our Manager and the process to replace any of our Manager’s key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

Employee misconduct and unsubstantiated allegations against us and misconduct by employees of our sponsor could expose us to significant reputational harm.

We are vulnerable to reputational harm, as we operate in an industry where integrity and the confidence of our investors are of critical importance. If an employee of our sponsor or its affiliates were to engage in illegal or suspicious activities, or if unsubstantiated allegations are made against us or our sponsor by such employees, stockholders or others, our sponsor and we may suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities or allegations), financial position, relationships with key persons and companies in the real estate market, and our ability to attract new investors. Our business often requires that we deal with confidential information. If employees of our sponsor were to improperly use or disclose this information, we could suffer serious harm to our reputation, financial position and current and future business relationships.

It is not always possible to deter employee misconduct, and the precautions our sponsor takes to detect and prevent this activity may not be effective in all cases. Misconduct by our sponsor’s employees, or even unsubstantiated allegations of misconduct, could subject our sponsor and us to regulatory sanctions and result in an adverse effect on our reputation and our business.

If our techniques for managing risk are ineffective, we may be exposed to unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to market, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design or implementation or as a result of the lack of adequate, accurate or timely information. If our risk management efforts are ineffective, we could suffer losses or face litigation, particularly from our clients, and sanctions or fines from regulators.

Our techniques for managing risks may not fully mitigate the risk exposure in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks or to seek positive, risk-adjusted returns. In addition, any risk management failures could cause fund losses to be significantly greater than historical measures predict. Our more qualitative approach to managing those risks could prove insufficient, exposing us to unanticipated losses in our NAV and therefore a reduction in our revenues.

Our offerings are focused on attracting a large number of investors that plan on making relatively small investments. An inability to attract such investors may have an adverse effect on the success of our offerings, and we may not raise adequate capital to implement our business strategy.

Our common shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D (which, in the case of natural persons, (A) have an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, or (B) earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year) and (ii) all other investors so long as their investment in the particular issuer does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, we intend to continue to offer and sell our common shares only to those investors that are within the latter category (i.e., investors whose investment in our common shares does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor”. Therefore, our target investor base inherently consists of persons that may not have the high net worth or income that investors in traditional initial public offerings have, where the investor base is typically composed of “accredited investors”.

Our reliance on attracting investors that may not meet the net worth or income requirements of “accredited investors” carries certain risks that may not be present in traditional initial public offerings. For example, certain economic, geopolitical and social conditions may influence the investing habits and risk tolerance of these smaller investors to a greater extent than “accredited investors”, which may have an adverse effect on our ability to raise adequate capital to implement our business strategy. Additionally, our focus on investors that plan on making, or are able to make, relatively small investments requires a larger investor base in order to meet our annual goal of raising $75.0 million in our offerings. We may have difficulties in attracting a large investor base, which may have an adverse effect on the success of any offering, and a larger investor base involves increased transaction costs, which will increase our expenses.

Risks Related to our Sponsor

Our sponsor is a development stage company with limited operating history and no profits to date. As a company in the early stages of development, our sponsor faces increased risks, uncertainties, expenses and difficulties.

As of June 30, 2025, our sponsor, which has been in operation since 2012, has acquired or financed over 400 real estate assets through the various sponsored investment opportunities. In order for us to be successful, the volume of investments originated through our sponsor will need to increase, which will require our sponsor to increase its facilities, personnel and infrastructure to accommodate the greater obligations and demands on our sponsor. Our sponsor is dependent upon the website and the mobile applications to maintain current listings and transactions in real estate-related assets. Our sponsor also expects to constantly update its software, website and mobile applications, expand its customer support services and retain an appropriate number of employees to maintain the operations of our sponsor. If our business grows substantially, our sponsor may need to make significant new investments in personnel and infrastructure to support that growth. If our sponsor is unable to increase the capacity of its website and maintain the necessary infrastructure, or if our sponsor is unable to make significant investments on a timely basis or at reasonable costs, you may experience delays in receipt of distributions on our common shares, periodic downtime our website or other disruptions to our business and operations.

Our sponsor will need to raise substantial additional capital to fund its operations, and if it fails to obtain additional funding, it may be unable to continue operations.

Prior to January 2017, our sponsor had funded substantially all of its operations with proceeds from private financings from individual investors. On January 31, 2017, our sponsor began an initial offering of shares of its class B common stock to the public. As of December 1, 2025, our sponsor had raised approximately $218.7 million through such equity offering. To continue the development of its website, our sponsor will require substantial additional funds. To meet such financing requirements in the future, our sponsor may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict our sponsor’s business activities and options. Additional funding may not be available to it on favorable terms, or at all. If our sponsor is unable to obtain additional funds for the operation of its website, it may be forced to reduce or terminate its operations, which may adversely affect our business and results of operations.

Our sponsor is currently incurring net losses and expects to continue incurring net losses in the future.

Our sponsor is currently incurring net losses and expects to continue incurring net losses in the future. Its failure to become profitable could impair the operations of its website by limiting its access to working capital to operate its website. In addition, our sponsor expects its operating expenses to increase in the future as it expands its operations. If our sponsor’s operating expenses exceed its expectations, its financial performance could be adversely affected. If its revenue does not grow to offset these increased expenses, our sponsor may never become profitable. In future periods, our sponsor may not have any revenue growth, or its revenue could decline.

If our sponsor were to enter bankruptcy proceedings, the operation of its website and the activities with respect to our operations and business would be interrupted and subscription proceeds held in a segregated account may be subject to the bankruptcy.

If our sponsor were to enter bankruptcy proceedings or cease operations, we would be required to find other ways to meet obligations regarding our operations and business. Such alternatives could result in delays in the disbursement of distributions or the filing of reports or could require us to pay significant fees to another company that we engage to perform services for us.

If the security of our investors’ confidential information stored in our sponsor’s systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

Our sponsor’s website may store investors’ bank information and other personally-identifiable sensitive data. Our sponsor’s website is hosted in data centers that are compliant with payment card industry security standards and the website uses daily security monitoring services provided by Symantec Corporation. However, any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes, and you would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, our sponsor’s website and its third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors and real estate companies to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, resulting in the potential loss of investors and adverse effect on the value of an investment in us.

Any significant disruption in service on our sponsor’s website or in its computer systems could reduce the attractiveness of our sponsor’s website and result in a loss of users.

If a catastrophic event resulted in a platform outage and physical data loss, our sponsor’s ability to perform its functions would be adversely affected. The satisfactory performance, reliability, and availability of our sponsor’s technology and its underlying hosting services infrastructure are critical to our sponsor’s operations, level of customer service, reputation and ability to attract new users and retain existing users. Our sponsor’s hosting services infrastructure is provided by a third party hosting provider (the “Hosting Provider”). Our sponsor also maintains a backup system at a separate location that is owned and operated by a third party. The Hosting Provider does not guarantee that users’ access to our sponsor’s website will be uninterrupted, error-free or secure. Our sponsor’s operations depend on the Hosting Provider’s ability to protect its and our sponsor’s systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our sponsor’s arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, our sponsor could experience interruptions in its service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our sponsor’s service, whether as a result of an error by the Hosting Provider or other third-party error, our sponsor’s own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to perform any services for corresponding project investments or maintain accurate accounts, and could harm our sponsor’s relationships with users of our sponsor’s website and our sponsor’s reputation. Additionally, in the event of damage or interruption, our sponsor’s insurance policies may not adequately compensate our sponsor for any losses that we may incur. Our sponsor’s disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. These factors could prevent us from processing or posting payments on the corresponding investments, damage our sponsor’s brand and reputation, divert our sponsor’s employees’ attention, and cause users to abandon our sponsor’s website.

We do not own the Fundrise name, but were granted a license by our sponsor to use the Fundrise name. Use of the name by other parties or the termination of our license agreement may harm our business.

We have entered into a license agreement with our sponsor, pursuant to which our sponsor has granted us a non-exclusive, royalty-free license to use the name “Fundrise”. Under this agreement, we have a right to use the “Fundrise” name as long as our Manager continues to manage us. Our sponsor has retained the right to continue using the “Fundrise” name. Our sponsor is not precluded from licensing or transferring the ownership of the “Fundrise” name to third parties, some of whom may compete against us. Consequently, we will be unable to prevent any damage to the goodwill associated with our name that may occur as a result of the activities of our sponsor or others related to the use of our name. Furthermore, in the event the license agreement is terminated, we will be required to change our name and cease using the “Fundrise” name. Any of these events could disrupt our recognition in the marketplace, damage any goodwill we may have generated and otherwise harm our business.

Risks Related to Compliance and Regulation

We intend to continue to offer our common shares pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our common shares less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements, which may make our common shares less attractive to investors as compared to a traditional initial public offering, which may make an investment in our common shares less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regard to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our common shares, we may be unable to raise the necessary funds necessary to commence operations, or to develop a diversified portfolio of real estate investments, which could severely affect the value of our common shares.

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, our financial statements may not be comparable to companies that comply with all public accounting standards.

Our use of Form 1-A and our reliance on Regulation A for our offerings may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering on Form S-11.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $75.0 million in any 12 month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we do not need to provide a report on the effectiveness of our internal controls over financial reporting, and we are exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

Non-compliance with laws and regulations may impair our ability to arrange, service or otherwise manage our loans and other assets.

Failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our, or a collection agency’s, ability to collect all or part of the payments on our investments. In addition, our non-compliance could subject us to damages, revocation of required licenses or other authorities, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business.

Some states, including California, require nonfinancial companies, such as Fundrise Lending, LLC, a wholly-owned subsidiary of Rise Companies Corp. (“Fundrise Lending”), that work with our Manager to originate loans and other real estate investments, to obtain a real estate or other license in order to make commercial loans on a regular basis. Fundrise Lending has a California Finance Lenders Law License with California’s Department of Financial Protection and Innovation that satisfies the requirements in California. Fundrise Lending does not intend to finance loans in states where such licenses are required until it obtains the required license. Fundrise Lending may, in the future, affiliate itself with third parties such as financial institutions in order to be able to arrange loans in jurisdictions where it might otherwise be restricted.

Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations.

We intend to continue to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act. We anticipate that we will hold real estate and real estate-related assets described below (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through minority-owned joint venture subsidiaries. We will limit what we buy and hold through minority-owned joint venture subsidiaries because assets held in such subsidiaries will not be deemed investment securities.

We intend, directly or through our subsidiaries, to continue to originate, invest in and manage a diversified portfolio of commercial real estate investments. We expect to use substantially all of the net proceeds from the offering to originate, acquire and structure a diversified portfolio of commercial real estate properties. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate-related debt securities and other real estate-related assets.

In connection with the Section 3(a)(1)(C) analysis, the determination of whether an entity is a majority-owned subsidiary of our Company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. In addition, we treat certain of the joint venture interests held by the Company or the Controlled Subsidiaries as not “securities” for purposes of the Investment Company Act and the other U.S. federal securities laws based on Securities & Exchange Commission v. W.J. Howey Co., 328 U.S. 293, 66 S. Ct. 1100 (1946) and Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied 454 U.S. 897 (1981). The framework set forth in Howey and Williamson, as implemented by a variety of courts, relies on a large number of factors, including the number of interest holders, the manner of solicitation, the relationship between the interest holders (and their ability to communicate with each other), the information rights held by the interest holders, the oversight and removal and/or termination rights of the interest holders with respect to any applicable manager, sponsor or equivalent person, the ability of the interest holders to influence business decisions, and the experience and knowledge of the interest holders. Therefore, the analysis by the Company is based on the specific facts and circumstances of the particular joint venture interest. We have not asked the SEC staff for concurrence of our analysis with respect to whether an interest is the functional equivalent of a voting security or whether a joint venture is not a security, our treatment of certain interests as voting securities, our treatment of certain joint venture interests as not securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries or with our determination that one or more joint venture interests are not securities, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

Certain of our subsidiaries may rely on the exclusion provided by Section 3(c)(5)(C) under the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act is designed for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate”. This exclusion generally requires that at least 55% of the entity’s assets on an unconsolidated basis consist of qualifying real estate assets and at least 80% of the entity’s assets consist of qualifying real estate assets or real estate-related assets. These requirements limit the assets those subsidiaries can own and the timing of sales and purchases of those assets.

To classify the assets held by our subsidiaries as qualifying real estate assets or real estate-related assets, we rely on no-action letters and other guidance published by the SEC staff regarding those kinds of assets, as well as upon our analyses (in consultation with outside counsel) of guidance published with respect to other types of assets. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations. In fact, in August 2011, the SEC published a concept release in which it asked for comments on this exclusion from regulation. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon our exemption from the need to register or exclusion under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could further inhibit our ability to pursue the strategies that we have chosen.

Furthermore, although we intend to monitor the assets of our subsidiaries regularly, there can be no assurance that our subsidiaries will be able to maintain their exclusion from registration. Any of the foregoing could require us to adjust our strategy, which could limit our ability to make certain investments or require us to sell assets in a manner, at a price or at a time that we otherwise would not have chosen. This could negatively affect the value of our common shares, the sustainability of our business model and our ability to make distributions.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

▪	limitations on capital structure;

▪	restrictions on specified investments;

▪	restrictions on leverage or senior securities;

▪	restrictions on unsecured borrowings;

▪	prohibitions on transactions with affiliates; and

▪	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us.

Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, if we purchase or sell any real estate assets to avoid becoming an investment company under the Investment Company Act, our NAV, the amount of funds available for investment and our ability to pay distributions to our shareholders could be materially adversely affected.

We are not subject to the banking regulations of any state or federal regulatory agency.

We are not subject to the periodic examinations to which commercial banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

Recent legislative and regulatory initiatives have imposed restrictions and requirements on financial institutions that could have an adverse effect on our business.

The financial industry is becoming more highly regulated. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds. Such investigations may impose additional expenses on us, may require the attention of senior management of our Manager and may result in fines if we are deemed to have violated any regulations.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our and our sponsor’s business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to our business. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could negatively impact our ability to acquire commercial real estate equity investments and other real estate investments. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of raising capital, which would adversely affect the viability of our sponsor.

Laws intended to prohibit money laundering may require Fundrise to disclose investor information to regulatory authorities.

The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require Fundrise or its service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our common shares to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective shareholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective shareholder to produce any information required for verification purposes, an application for, or transfer of, our common shares may be refused. We do not have the ability to reject a transfer of our common shares where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.

Investment limitations may restrict participation in this offering or result in non-compliance

Non-accredited investors are generally limited under SEC rules to investing no more than 10% of the greater of their annual income or net worth in this offering and should not participate in this offering if they would exceed these limits. If an investor exceeds these limits, whether intentionally or inadvertently, we may be in technical non-compliance with SEC rules. Non-compliance could result in exposing us to potential rescission claims for the shares issued to such investors or other legal liability.  We cannot guarantee that all investors will comply with the applicable investment limitations or that our procedures will prevent all non-compliance.

Risks Related to Conflicts of Interest

There are conflicts of interest between us, our Manager and its affiliates.

Our Manager’s executive officers, including our Manager’s Chief Executive Officer, Benjamin S. Miller, are principals in the Manager’s parent company, Rise Companies Corp., which provides asset management and other services to our Manager and us. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm’s length basis. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm’s length negotiations. Some of the conflicts inherent in our Company’s transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. Our Company, Manager and their affiliates try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to shareholders and the value of our common shares. We have adopted a conflicts of interest policy, and certain conflicts, including the Merger, will be reviewed by the Independent Representative (defined below). See “Conflicts of Interest—Certain Conflict Resolution Measures—Independent Representative” and “—Our Policies Relating to Conflicts of Interest”.

Our Manager faces a conflict of interest because the asset management fee it receives for services performed for us is based on our NAV, which employees of our sponsor, the parent company of our Manager, are ultimately responsible for determining.

Our Manager, a wholly-owned subsidiary of our sponsor, is paid an asset management fee which is based on our NAV as calculated by our sponsor’s internal accountants and asset management team. The calculation of our NAV involves certain subjective judgments with respect to estimating, for example, the value of our commercial real estate assets and investments and accruals of our operating revenues and expenses, and therefore, our NAV may not correspond to the realizable value upon a sale of those assets. Because the calculation of NAV involves subjective judgment, there can be no assurance that the estimates used by our sponsor’s internal accountants and asset management team to calculate our NAV, or the resulting NAV, will be identical to the estimates that would be used, or the NAV that would be calculated, by an independent consultant. In addition, our Manager may benefit by us retaining ownership of our assets at times when our shareholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. Finally, the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

The interests of the Manager, the principals and its other affiliates may conflict with your interests.

The operating agreement provides our Manager with broad powers and authority which may result in one or more conflicts of interest between your interests and those of the Manager, the principals and its other affiliates. This risk is increased by the Manager being controlled by Benjamin S. Miller, who is a principal in our sponsor and who participates, or expects to participate, directly or indirectly in other offerings by our sponsor and its affiliates. Potential conflicts of interest include, but are not limited to, the following:

▪	the Manager, the principals and/or its other affiliates are offering, and may continue to originate and offer other real estate investment opportunities, including additional equity and debt offerings similar to the offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

▪	the Manager, the principals and/or its other affiliates are not required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits return fees or compensation from any other business owned and operated by the Manager, the principals and/or its other affiliates for their own benefit;

▪	we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with third party on an arm’s length basis; and

▪	the Manager, the principals and/or its other affiliates are not required to devote all of their time and efforts to our affairs.

We have agreed to limit remedies available to us and our shareholders for actions by our Manager that might otherwise constitute a breach of duty.

Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Accordingly, we and our shareholders only have recourse and are able to seek remedies against our Manager to the extent it breaches its obligations pursuant to our operating agreement. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities. These provisions are detrimental to shareholders because they restrict the remedies available to them for actions that without those limitations might constitute breaches of duty, including fiduciary duties. By receiving our common shares in the Merger, you will be treated as having consented to the provisions set forth in the operating agreement. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the operating agreement because of our desire to maintain our ongoing relationship with our Manager.

Risks Related to Our Investments

Our commercial real estate and real estate-related assets are subject to the risks typically associated with real estate.

Our commercial real estate and real estate-related assets are subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

▪	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, COVID-19;

▪	natural disasters such as hurricanes, earthquakes and floods;

▪	acts of war or terrorism, including the consequences of terrorist attacks;

▪	adverse changes in national and local economic and real estate conditions;

▪	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

▪	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

▪	costs of remediation and liabilities associated with environmental conditions affecting properties; and

▪	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties.

In addition, our commercial real estate loans and other debt-related assets will generally be directly or indirectly secured by a lien on real property that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination of those loans. If the values of the mortgaged properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in commercial real estate-related debt securities may be similarly affected by real estate property values.

These factors may have a material adverse effect on the value that we can realize from our assets.

Climate change and natural disasters could adversely affect our properties and business.

Some of our current or future properties could be subject to natural disasters and may be impacted by climate change. To the extent climate change causes adverse changes in weather patterns, rising sea levels or extreme temperatures, our properties in certain markets may be adversely affected. For example, properties located in coastal regions could be affected by any future increases in sea levels or in the frequency or severity of hurricanes and storms, whether caused by climate change or other factors.

Climate change could have a variety of direct or indirect adverse effects on our properties and business, including:

▪	property damage to our properties;

▪	indirect financial and operational impacts from disruptions to the operations of major tenants located in any of our retail properties from severe weather, such as extreme temperatures, hurricanes, floods, wildfires or other natural disasters;

▪	increased insurance premiums and deductibles, or a decrease in or unavailability of coverage, for properties in areas subject to severe weather, such as extreme temperatures hurricanes, floods, wildfires or other natural disasters;

▪	increased insurance claims and liabilities;

▪	increases in energy costs impacting operational returns;

▪	changes in the availability or quality of water or other natural resources on which our tenants depend;

▪	decreased consumer demand for products or services resulting from physical changes associated with climate change (e.g., warmer temperatures or decreasing shoreline could reduce demand for residential and commercial properties previously viewed as desirable);

▪	incorrect long-term valuation of an equity investment due to changing conditions not previously anticipated at the time of the investment; and

▪	economic disruptions arising from the above.

Moreover, compliance with new laws or regulations related to climate change, including compliance with “green” building codes, may require us to make improvements to our existing properties or pay additional taxes and fees assessed on us or our properties. Although we strive to identify, analyze, and respond to the risk and opportunities that climate change presents, at this time there can be no assurance that climate change will have an adverse effect on us.

The actual rents we receive for the properties in our portfolio may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in our markets, a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize our estimated market rents across the properties in our portfolio. Depending on market rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates across our portfolio, then our ability to generate cash flow growth will be negatively impacted.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for distribution to our shareholders. In addition, the resale value of the property could be diminished because the market value of our properties will depend principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a property could also reduce the value of our shareholders’ investment.

Further, a decline in general economic conditions in the markets in which our investments are located or in the U.S. generally could lead to an increase in tenant defaults, lower rental rates and less demand for commercial real estate space in those markets. As a result of these trends, we may be more inclined to provide leasing incentives to our tenants in order to compete in a more competitive leasing environment. Such trends may result in reduced revenue and lower resale value of properties, which may reduce your return.

We may enter into long-term leases with tenants in certain properties, which may not result in fair market rental rates over time.

We may enter into long-term leases with tenants of certain of our properties, or include renewal options that specify a maximum rate increase. These leases would provide for rent to increase over time; however, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that, even after contractual rent increases, the rent under our long-term leases is less than then-current market rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our cash available for distribution could be lower than if we did not enter into long-term leases.

Certain property types or portfolios of such properties that we acquire may not have efficient alternative uses and we may have difficulty leasing them to new tenants and/or have to make significant capital expenditures to them to do so.

Certain property types, such as industrial properties, can be difficult to lease to new tenants, should the current tenant terminate or choose not to renew its lease. These properties generally have received significant tenant-specific improvements and only very specific tenants may be able to use such improvements, making the properties very difficult to re-lease in their current condition. Additionally, an interested tenant may demand that, as a condition of executing a lease for the property, we finance and construct significant improvements so that the tenant could use the property. This expense may decrease cash available for distribution, as we likely would have to (i) pay for the improvements up-front or (ii) finance the improvements at potentially unattractive terms.

Any retail tenants we may have will face competition from numerous retail channels and retail tenants may be disproportionately affected by current economic conditions. These events could reduce our profitability at any retail properties we acquire and affect our ability to pay distributions.

Retailers face continued competition from discount or value retailers, factory outlet centers, wholesale clubs, mail order catalogues and operators and television shopping networks. In addition, improvements in technology and faster delivery speeds have spurred the increased popularity of shopping via the Internet. As a result, the “brick and mortar” retail industry is facing lower demand, reductions in sales revenues and increased bankruptcies throughout the United States. Such conditions could adversely affect any retail tenants we may have and, consequently, our funds available for distribution.

We depend on tenants for our revenue, and lease defaults or terminations could reduce our net income and limit our ability to make distributions to our shareholders.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a tenant defaults on or terminates a lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to you.

To the extent we acquire retail properties, our revenue will be significantly impacted by the success and economic viability of our retail anchor tenants. Our reliance on a single tenant or significant tenants in certain buildings may decrease our ability to lease vacated space and adversely affect the returns on our shareholders’ investment.

In the retail sector, a tenant occupying all or a large portion of the gross leasable area of a retail center, commonly referred to as an anchor tenant, may become insolvent, may suffer a downturn in business and default on or terminate its lease, or may decide not to renew its lease. Any of these events would result in a reduction or cessation in rental payments to us from that tenant and would adversely affect our financial condition. A lease termination by an anchor tenant could result in lease terminations or reductions in rent by other tenants whose leases may permit cancellation or rent reduction if an anchor tenant’s lease is terminated. In such event, we may be unable to re-lease the vacated space. Similarly, the leases of some anchor tenants may permit the anchor tenant to transfer its lease to another retailer. The transfer to a new anchor tenant could cause customer traffic in the retail center to decrease and thereby reduce the income generated by that retail center. A lease transfer to a new anchor tenant could also allow other tenants, under the terms of their respective leases, to make reduced rental payments or to terminate their leases. In the event that we are unable to re-lease the vacated space to a new anchor tenant, we may incur additional expenses in order to renovate and subdivide the space to be able to re-lease the space to more than one tenant.

We have no established investment criteria limiting the geographic concentration of our investments in commercial real estate and real estate-related assets. If our investments are concentrated in an area that experiences adverse economic conditions, our investments may lose value and we may experience losses.

Certain of our investments in commercial real estate and real estate-related assets may be in one geographic location or secured by a single property or properties in one geographic location. These investments may carry the risks associated with significant geographical concentration. We have not established and do not plan to establish any investment criteria to limit our exposure to these risks for future investments. As a result, our investments may be overly concentrated in certain geographic areas, and we may experience losses as a result. A worsening of economic conditions in the geographic area in which our investments may be concentrated could have an adverse effect on our business, including reducing the demand for new financings, limiting the ability of customers to pay financed amounts and impairing the value of our collateral.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

From time to time we may acquire unimproved real property or properties that are under development or construction. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and/or community groups and our builders’ ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer. In addition, to the extent we make or acquire loans to finance construction or renovation projects, risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially adversely affect our investment.

Actions of any joint venture partners that we may have in the future could reduce the returns on joint venture investments and decrease our shareholders’ overall return.

We may enter into joint ventures to acquire properties and other assets. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

▪	that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;

▪	that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

▪	that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

▪	that disputes between us and our co-venturer, co-tenant or partner may result in litigation or arbitration that would increase our expenses and prevent our officers from focusing their time and effort on our operations.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our shareholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to our shareholders.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to you.

We expect that all of our properties will be subject to Phase I environmental assessments at the time they are acquired; however, such assessments may not provide complete environmental histories due, for example, to limited available information about prior operations at the properties or other gaps in information at the time we acquire the property. A Phase I environmental assessment is an initial environmental investigation to identify potential environmental liabilities associated with the current and past uses of a given property. If any of our properties were found to contain hazardous or toxic substances after our acquisition, the value of our investment could decrease below the amount paid for such investment. In addition, real estate-related investments in which we invest may be secured by properties with recognized environmental conditions. Where we are secured creditors, we will attempt to acquire contractual agreements, including environmental indemnities, that protect us from losses arising out of environmental problems in the event the property is transferred by foreclosure or bankruptcy; however, no assurances can be given that such indemnities would fully protect us from responsibility for costs associated with addressing any environmental problems related to such properties.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce our net income and the amount of cash available for distributions to you.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our shareholders’ investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of your investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to you.

In addition, insurance may not cover all potential losses on properties underlying mortgage loans that we may originate or acquire, which may impair our security and harm the value of our assets. We will require that each of the borrowers under our mortgage loan investments obtain comprehensive insurance covering the mortgaged property, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. We may not require borrowers to obtain terrorism insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the mortgaged property, which might impair our security and decrease the value of the property.

The commercial real estate loans we may originate or invest in could be subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial real estate loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances. In addition, to the extent we originate or acquire adjustable rate mortgage loans, such loans may contribute to higher delinquency rates because borrowers with adjustable rate mortgage loans may be exposed to increased monthly payments if the related mortgage interest rate adjusts upward from the initial fixed rate.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. We expect that many of the commercial real estate loans that we may originate will be fully or substantially non-recourse. In the event of a default by a borrower on a non-recourse loan, we will only have recourse to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on one of our commercial real estate loans and the underlying asset collateralizing the commercial real estate loan is insufficient to satisfy the outstanding balance of the commercial real estate loan, we may suffer a loss of principal or interest. In addition, even if we have recourse to a borrower’s assets, we may not have full recourse to such assets in the event of a borrower bankruptcy.

Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the mortgaged property at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. The resulting time delay could reduce the value of our investment in the defaulted mortgage loans, impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

Our investments in subordinated commercial real estate loans may be subject to losses.

We may acquire or originate subordinated commercial real estate loans. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill periods”), and control decisions made in bankruptcy proceedings relating to borrowers.

The mezzanine loans in which we may invest involve greater risks of loss than senior loans secured by the same properties.

We may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Majority-owned subsidiaries we may invest in will be subject to specific risks relating to the particular subsidiary.

We may invest in majority-owned subsidiaries owning real estate where we are entitled to receive a preferred economic return. Such investments may be subordinate to debt financing. These investments involve special risks relating to the particular subsidiary, including the financial condition and business outlook of the subsidiary. To the extent these investments are subordinate to debt financing, they will also be subject to risks of (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the prior claims of banks and other senior lenders to the issuer, (iv) the operation of mandatory sinking fund or call or redemption provisions during periods of declining interest rates that could cause the subsidiary to reinvest any redemption proceeds in lower yielding assets, (v) the possibility that earnings of the subsidiary may be insufficient to meet any distribution obligations and (vi) the declining creditworthiness and potential for insolvency of the subsidiary during periods of rising interest rates and economic downturn. As a result, we may not recover some or all of our capital, which could result in losses. Furthermore, the IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a mortgage loan and therefore as a qualifying asset that generates qualifying income for purposes of the REIT tests. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying mortgage loans for REIT purposes. See “U.S. Federal Income Tax Considerations – Investments In Loans.”

Investments in non-conforming or non-investment grade rated loans involve greater risk of loss.

Some of our debt investments may not conform to conventional loan standards applied by traditional lenders and either are not rated or are rated as non-investment grade by the rating agencies. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, these investments may have a higher risk of default and loss than investment grade rated assets. Any loss we incur may be significant and may reduce distributions to our shareholders and adversely affect the value of our common shares.

Changes in interest rates and/or credit spreads could negatively affect the value of any debt investments we may make, which could result in reduced earnings or losses and negatively affect the cash available for distribution to our shareholders.

We may invest in fixed-rate debt investments with fixed distribution amounts. Under a normal yield curve, an investment in these instruments will decline in value if long-term interest rates increase or if credit spreads widen. We may also invest in floating-rate debt investments, for which decreases in interest rates or narrowing of credit spreads will have a negative effect on value and interest income. Even though a loan or other debt investment may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the changes in interest rates or credit spreads. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our shareholders. We do not currently hold any floating-rate debt investments.

Prepayments can adversely affect the yields on any debt investments we may make.

Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of such prepayments received, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our shareholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity, if any, will continue to vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

▪	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

▪	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

▪	the duration of the hedge may not match the duration of the related liability or asset;

▪	our hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT qualification;

▪	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

▪	the party owing money in the hedging transaction may default on its obligation to pay; and

▪	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our shareholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties and other investments for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. Moreover, the senior mortgage loans, subordinated loans, mezzanine loans and other loans and investments we may originate or purchase will be particularly illiquid investments due to their short life and the greater difficulty of recoupment in the event of a borrower’s default. In addition, some of the commercial real estate-related securities that we may purchase may be traded in private, unregistered transactions and may therefore be subject to restrictions on resale or otherwise have no established trading market. As a result, we continue to expect that many of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our shareholders.

Some of our assets may be classified for accounting purposes as “available-for-sale”. These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to shareholders’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale security falls below its amortized value and is not temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to shareholders.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Some of our portfolio investments are carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our portfolio investments are in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. The fair value of securities and other investments that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common shares could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Competition with third parties in acquiring properties and other investments may reduce our profitability and the return on your investment.

We have significant competition with respect to our acquisition of properties and other investments with many other companies, including other REITs, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies, online investment platforms and other investors, many of which have greater resources than us. We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we acquire properties and other investments at higher prices than our competitors and/or by using less-than-ideal capital structures, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Many of our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of both commercial real estate and residential real estate properties. Declining real estate values will likely reduce our level of new mortgage loan originations, since borrowers often use increases in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the real estate economy weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to you.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the distributions available to our shareholders.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash distributions to shareholders. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our shareholders, or the reinvestment of the proceeds in other assets, will be delayed until the promissory note or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses.

Analysis of the value or income-producing ability of a commercial property is highly subjective and may be subject to error. Our Manager values our potential investments based on yields and risks, taking into account estimated future losses on select commercial real estate equity investments, and the estimated impact of these losses on expected future cash flows and returns. In the event that we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

We are exposed to environmental liabilities with respect to properties to which we take title.

In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases, at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

A number of our investments are concentrated in the residential sector and our business would be adversely affected by an economic downturn in that sector.

As of the date of this filing, 97% of our investments in real estate assets are primarily concentrated in the residential sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included a more significant portion of other sectors of the real estate industry.

Risks Relating to Economic Conditions

Economic recessions or downturns may have an adverse effect on our business, financial condition and results of operations.

Economic recessions or downturns may result in a prolonged period of market illiquidity, which could have an adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions also could reduce investments by investors and engagement by real estate operators. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, or the public perception that any of these events may occur, have resulted in and could continue to result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents. These events could adversely affect our demand among investors, which will impact our results of operations.

During an economic downturn, it may also take longer for us to dispose of real estate investments, or the disposition prices may be lower than originally anticipated. As a result, the carrying value of such real estate investments may become impaired and we could record losses as a result of such impairment or could experience reduced profitability related to declines in real estate values. These events could adversely affect our performance and, in turn, our business, and negatively impact our results of operations.

Negative general economic conditions could continue to reduce the overall amount of sale and leasing activity in the commercial real estate industry, and hence the demand for our securities, which may in turn adversely affect our revenues. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the United States and other countries.

Further downgrades of the U.S. credit rating, impending automatic spending cuts, or a government shutdown could negatively impact our liquidity, financial condition and earnings.

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the United States and global financial markets and economic conditions. With the improvement of the U.S. economy, the Federal Reserve may continue to raise interest rates, which would increase borrowing costs and may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to essentially shut down for periods of time. Continued adverse political and economic conditions could have an adverse effect on our business, financial condition and results of operations.

Global economic, political and market conditions and economic uncertainty may adversely affect our business, results of operations and financial condition.

The current worldwide financial market situation, various social and political tensions in the United States and around the world, and the public health crisis caused by COVID-19, may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Economic uncertainty can have a negative impact on our business through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. Since 2010, several European Union, or EU, countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. Additionally, the precise details and the resulting impact of the United Kingdom’s vote to leave the EU, commonly referred to as “Brexit”, are impossible to ascertain at this point. The effect on the United Kingdom’s economy will likely depend on the nature of trade relations with the EU following its exit, a matter to be negotiated. The decision may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time. Further, there is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets. Finally, public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, COVID-19, are expected to increase as international travel continues to rise and could adversely impact our business by interrupting business, supply chains and transactional activities, disrupting travel, and negatively impacting local, national or global economies. We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. As a result of these factors, there can be no assurance that we will be able to successfully monitor developments and manage our investments in a manner consistent with achieving our investment objectives.

Inflation may adversely affect our financial condition and results of operations.

Inflation in the United States has accelerated and is currently expected to continue at an elevated level in the near-term. It remains uncertain whether substantial inflation in the United States will be sustained over an extended period of time or have a significant effect on the United States or other economies. Rising inflation could have an adverse impact on our operating costs, including any floating rate mortgages and credit facilities, property operating expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Inflation could also have an adverse effect on consumer spending, which could impact our tenants’ revenues and, in turn, our rents, where applicable.

The COVID-19 pandemic lingering economic, market and other disruptions, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The COVID-19 pandemic or the future outbreak of other highly infectious or contagious diseases may continue to cause, severe economic, market and other disruptions worldwide. We cannot assure you that post-pandemic conditions in the bank lending, capital and other financial markets will not continue to deteriorate, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. Should a recession occur, or if one already exists and worsens in the future, it could negatively impact the value of commercial and residential real estate and the value of our investments, potentially materially. In addition, conditions such as rising interest rates and reduced tenant demand may ultimately decrease occupancy levels and pricing across our portfolio. Further, the deterioration of global economic conditions may cause one or more of our tenants to be unable to meet their rent obligations to us in full, or at all, or to otherwise seek modifications of such obligations. In addition, governmental authorities may enact laws that will prevent us from taking action against tenants who do not pay rent.

Risks Related to Our Organization and Structure

Our shareholders do not elect or vote on our Manager and have limited ability to influence decisions regarding our business.

Our operating agreement provides that the assets, affairs and business of our Company are managed under the direction of our Manager. Our shareholders do not elect or vote on our Manager, and, unlike the holders of common shares in a corporation, have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business. In addition, our operating agreement provides that the Manager generally operates in a manner that is appropriate to maintain our REIT status, which may further limit decisions regarding our business.

Our common shareholders have limited voting rights and may be bound by either a majority or supermajority vote.

Our common shareholders have voting rights only with respect to certain matters, primarily relating to amendments to our operating agreement that would adversely change the rights of the common shares, removal of our Manager for “cause”, and the dissolution of the Company (only if the Manager has been removed for “cause”). Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders. Generally, matters to be voted on by our shareholders must be approved by a majority of the votes cast by all common shares present in person or represented by proxy, although the vote to remove the Manager for “cause” requires a two-thirds vote. If any vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-11 or listing on a national stock exchange would be. Accordingly, while we have retained an Independent Representative (as defined below) to review certain conflicts of interest, we do not have a board of directors, nor are we required to have (i) a board of directors of which a majority consists of “independent” directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange’s requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

As our sponsor establishes additional REIT offerings and other investment opportunities in the future, there may be conflicts of interests among the various REIT offerings and other programs, which may result in opportunities that would benefit our Company being allocated to the other offerings.

Our sponsor has in the past, and expects to continue in the future, to establish and sponsor additional REIT offerings and other programs, and to continue to offer investment opportunities, including offerings that will originate, acquire or invest in commercial real estate equity investments, commercial real estate loans and other select real estate-related assets. Our sponsor’s real estate and debt finance professionals acting on behalf of our Manager must determine which investment opportunities to recommend to us and other Fundrise entities. Our sponsor has previously organized, as of the date of this offering circular, the following similar programs (eREITs®, eFundTM, and interval funds):

▪ The Growth eREIT® II, Growth eREIT® III, Development eREIT®, and Growth eREIT® VII, which were formed to originate, invest in and manage a diversified portfolio of commercial real estate properties and which have investment objectives and strategies that are similar to ours;

▪ The Flagship Interval Fund, which was formed to invest in a diversified portfolio of private real estate and publicly traded real estate-related investments;

▪ The Income Interval Fund, which was formed to originate, invest in and manage a portfolio of residential and commercial real estate investments;

▪ The Balanced eREIT® II, which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans and commercial real estate debt securities;

▪ The Midland eREIT®, which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas;

▪ The West Coast eREIT®, which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas;

▪ The East Coast eREIT®, which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas of Washington, DC and Philadelphia, PA;

▪ The Fundrise eFundTM, which was formed to acquire property for the development of for-sale housing and last mile logistics centers;

▪ Fundrise Opportunity Fund, LP, which is a private placement that was formed to acquire properties located in “qualified opportunity zones” as designated under the Code;

▪ The Opportunistic Credit Fund, which was formed to originate, invest in and manage a portfolio of residential and commercial real estate investments; and

▪ The Opportunistic Credit Fund II, which was formed to originate, invest in and manage a portfolio of residential and commercial real estate investments.

These additional investment opportunities may have investment criteria that compete with us. If a sale, financing, investment or other business opportunity would be suitable for more than one investment opportunity, our sponsor and its officers and directors will allocate it using their business judgment. Any allocation of this type may involve the consideration of a number of factors that our sponsor and its officers and directors determine to be relevant. Except under any policies that may be adopted by our Manager or sponsor, no sponsored investment opportunity (including us) will have any duty, responsibility or obligation to refrain from:

▪	engaging in the same or similar activities or lines of business as any other sponsored investment opportunity;

▪	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any sponsored investment opportunity;

▪	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any sponsored investment opportunity;

▪	establishing material commercial relationships with another sponsored investment opportunity; or

▪	making operational and financial decisions that could be considered to be detrimental to another sponsored investment opportunity.

In addition, any decisions by our sponsor or Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one sponsored investment opportunity more than another or limit or impair the ability of any sponsored investment opportunity to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular sponsored investment opportunity that such arrangements or agreements include or not include another sponsored investment opportunity, as the case may be. Any of these decisions may benefit one sponsored investment opportunity more than another.

The conflicts of interest policies we have adopted may not adequately address all of the conflicts of interest that may arise with respect to our activities and are subject to change or suspension.

In order to avoid any actual or perceived conflicts of interest among sponsored investment opportunities and with our Manager’s officers and affiliates, we have adopted a conflicts of interest policy to specifically address some of the conflicts relating to our activities. There is no assurance that these policies will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to our Company. Our Manager may modify, suspend or rescind the policies set forth in the conflicts policy, including any resolution implementing the provisions of the conflicts policy, in each case, without a vote of our shareholders.

Certain provisions of our operating agreement and Delaware law could hinder, delay or prevent a change of control of our Company.

Certain provisions of our operating agreement and Delaware law could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of our Company. These provisions include the following:

▪	Authorization of additional shares, issuances of authorized shares and classification of shares without shareholder approval. Our operating agreement authorizes us to issue additional shares or other securities of our Company for the consideration and on the terms and conditions established by our Manager without the approval of our shareholders. In particular, our Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of our shares, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. Our ability to issue additional shares and other securities could render more difficult or discourage an attempt to obtain control over our Company by means of a tender offer, merger or otherwise.

▪	Delaware Business Combination Statute—Section 203. Section 203 of the Delaware General Corporation Law (“DGCL”), which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. Our Manager may elect to amend our operating agreement at any time to have Section 203 apply to us.

▪	Ownership limitations. To assist us in qualifying as a REIT, our operating agreement, subject to certain exceptions, provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either more than 9.8% in value or in number of our common shares, whichever is more restrictive, or more than 9.8% in value or in number of our shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of our shares, whichever is more restrictive. The ownership limits could have the effect of discouraging a takeover or other transaction in which shareholders might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. Furthermore, we will reject any investor’s subscription in whole or in part if we determine that such subscription would violate such ownership limits.

▪	Exclusive authority of our Manager to amend our operating agreement. Our operating agreement provides that our Manager has the exclusive power to adopt, alter or repeal any provision of the operating agreement, unless such amendment would adversely change the rights of the common shares. Thus, our shareholders generally may not effect changes to our operating agreement.

You are limited in your ability to sell your common shares pursuant to our redemption plan. You may not be able to sell any of your common shares back to us, and if you do sell your shares, you may not receive the price you paid upon subscription.

Our redemption plan may provide you with an opportunity to have your common shares redeemed by us. We anticipate that our common shares may be redeemed by us on a quarterly basis, within 21 days following the end of the applicable quarter. However, our redemption plan contains certain restrictions and limitations, including those relating to the number of our common shares that we can redeem at any given time and limiting the redemption price. Specifically, we intend to limit the number of shares to be redeemed during any calendar year to no more than 20.00% of our common shares outstanding (or 5.00% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, with the intention, in the aggregate, to not redeem more than 20.00% in any calendar year.

In addition, pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request.

Finally, our Manager reserves the right to reject any redemption request for any reason or no reason or to amend or terminate the redemption plan without prior notice. Therefore, you may not have the opportunity to make a redemption request prior to a potential termination of the redemption plan and you may not be able to sell any of your common shares back to us pursuant to the redemption plan. Moreover, if you do sell your common shares back to us pursuant to the redemption plan, you will not receive the same price you paid for the common shares being redeemed. See “Description of our Common Shares —Redemption Plan”.

When determining the estimated value of our shares, the value of our shares has been and will be based upon a number of assumptions that may not be accurate or complete.

Estimates of our NAV per share are based on available information and judgment. We may not be aware of all ordinary course or non-extraordinary events that would have an impact between NAV determination periods that would cause NAV to change by 5% or more from quarter to quarter. For instance, from September 2022 to December 2022 and from September 2023 to December 2023, our NAV per share changed by more than 5% due to (among other things) macroeconomic headwinds and rising interest rates that resulted in slightly higher cap rates across the portfolio. Approximately 42% of our debt has a floating interest rate as of December 1, 2025. Therefore, actual values and results could differ from our estimates and that difference could be significant. This approach to valuing our shares may bear little relationship, and will likely exceed what you might receive for your shares if you tried to sell them or if we liquidated our portfolio. In addition, the Exchange Ratio on which you receive shares in the Merger may be more or less than the price paid by shareholders who acquire their shares in the future.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Shareholders do not have preemptive rights to any shares we issue in the future. Under our operating agreement, we have authority to issue an unlimited number of additional common shares or other securities, although, under Regulation A, we are only allowed to sell up to $75.0 million of our shares in any 12 month period (although we may raise capital in other ways). In particular, our Manager is authorized, subject to the restrictions of Regulation A and other applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes or series of shares in our Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without shareholder approval. Our Manager may elect to (i) sell additional shares in our current and future offerings, (ii) issue equity interests in private offerings, or (iii) issue shares to our Manager, or its successors or assigns, in payment of an outstanding fee obligation. To the extent we issue additional equity interests, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

By purchasing shares in our offering (and receiving shares in connection with the Merger), you are bound by the arbitration provision contained in our subscription agreement which limits your ability to bring class action lawsuits or seek remedy on a class basis, including with respect to securities law claims.

By purchasing shares in our offering (and receiving shares in connection with the Merger), investors will be bound by the arbitration provision contained in our subscription agreement (the “Arbitration Provision”). Such Arbitration Provision applies to claims under the U.S. federal securities laws and to all claims that are related to the Company, including with respect to the offering, our holdings, our common shares, our ongoing operations and the management of our investments, among other matters and limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis.

By agreeing to be subject to the Arbitration Provision, you are severely limiting your rights to seek redress against us in court. For example, you may not be able to pursue litigation for any claim in state or federal courts against us, our Manager, our sponsor, or their respective directors or officers, including with respect to securities law claims, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys’ fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, the Arbitration Provision provides that either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case by case basis as claims arise. In this regard, the Arbitration Provision is similar to a binding arbitration provision as we are likely to invoke the Arbitration Provision to the fullest extent permissible.

Any arbitration brought pursuant to the Arbitration Provision must be conducted in the State of Virginia, in the Washington, D.C. metropolitan area. The term “Claim” as used in the Arbitration Provision is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, our website, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provision, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provision is to be given the broadest possible interpretation that will permit it to be enforceable. Based on discussions with and research performed by the Company’s counsel, we believe that the Arbitration Provision is enforceable under federal law, the laws of the State of Delaware, the laws of Washington, D.C., or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement with respect to the Arbitration Provision or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Further, potential investors should consider that our subscription agreement restricts the ability of our shareholders to bring class action lawsuits or to similarly seek remedy on a class basis, unless otherwise consented to by us. These restrictions on the ability to bring a class action lawsuit are likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue claims against us.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

By purchasing shares in our offering (and receiving shares in connection with the Merger), you are bound by the provision contained in our subscription agreement that require you to waive your rights to request to review and obtain information relating to the Company, including, but not limited to, names and contact information of our shareholders.

By purchasing shares in our offering (and receiving shares in connection with the Merger), investors agree to be bound by the provisions contained in our subscription agreement (the “Waiver Provision”). The Waiver Provision limits the ability of our shareholders to make a request to review and obtain information relating to and maintained by the Company and Fundrise, including, but not limited to, names and contact information of our shareholders, information listed in Section 18-305 of the Delaware Limited Liability Company Act, as amended, (the “Delaware LLC Act”), and any other information deemed to be confidential by the Manager in its sole discretion.

Through the Company’s required public filing disclosures, periodic reports and obligation to provide annual reports and tax information to its shareholders, much of the information listed in Section 18-305 of the Delaware LLC Act will be available to shareholders notwithstanding the Waiver Provision. While the intent of the Waiver Provision is to protect your personally identifiable information from being disclosed pursuant to Section 18-305, by agreeing to be subject to the Waiver Provision, you are severely limiting your right to seek access to the personally identifiable information of other shareholders, such as names, addresses and other information about shareholders and the Company that the Manager deems to be confidential. As a result, the Waiver Provision could impede your ability to communicate with other shareholders, and such provisions, on their own, or together with the effect of the Arbitration Provision, may impede your ability to bring or sustain claims against the Company, including under applicable securities laws.

Based on discussions with and research performed by the Company’s counsel, we believe that the Waiver Provision is enforceable under federal law, the laws of the State of Delaware, the laws of Washington, D.C., or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement with respect to the Waiver Provision were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE WAIVER PROVISION, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

By purchasing shares in our offering (and receiving shares in connection with the Merger), you are bound by the jury waiver provision contained in our subscription agreement, which require you to waive your right to a trial by a jury for those matters that are not otherwise subject to the arbitration provisions, including with respect to securities law claims.

By purchasing shares in our offering (and receiving shares in connection with the Merger), investors agree to be bound by the jury waiver provisions contained in our subscription agreement. Such jury waiver provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the company, including with respect to the offering, our shares, our holdings, our ongoing operations and the management of our investments, among other matters, and means that you are waiving your rights to a trial by jury with respect to such claims.

Based on discussions with and research performed by our counsel, we believe that the jury waiver provisions are enforceable under federal law, the laws of the State of Delaware, the laws of the Washington, D.C., or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement with respect to the jury waiver provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our shareholders.

We believe that our organization, prior and proposed ownership and method of operation have enabled us, and will continue to enable us to meet the requirements for qualification and taxation as a REIT. However, we cannot assure you that we will continue to qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to our qualification as a REIT or the U.S. federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our shareholders because:

▪	we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates; and

▪	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common shares. See “Certain U.S. Federal Income Tax Considerations” for a discussion of certain U.S. federal income tax considerations relating to us and our common shares.

Even if we continue to qualify as a REIT, we may owe other taxes that will reduce our cash flows.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, on taxable income that we do not distribute to our shareholders, on net income from certain “prohibited transactions”, and on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. For example, to the extent we satisfy the 90% distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income and gains. We also will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our shareholders in a calendar year is less than a minimum amount specified under the Code. As another example, we are subject to a 100% “prohibited transaction” tax on any gain from a sale of property that is characterized as held for sale, rather than investment, for U.S. federal income tax purposes, unless we comply with a statutory safe harbor or earn the gain through a taxable REIT subsidiary (“TRS”). Further, any TRS that we establish will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distribution to shareholders.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds during unfavorable market conditions.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, we may need to reserve cash (including proceeds from the offering) to satisfy our REIT distribution requirements, even though there are attractive investment opportunities that may be available. To qualify as a REIT, we generally must distribute to our shareholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our taxable income including any net capital gain. We intend to make distributions to our shareholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions, for example as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, limitations on interest expense and net operating loss deductibility, the creation of reserves or required debt service or amortization payments. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To address and/or mitigate some of these issues, we may make taxable distributions that are in part paid in cash and in part paid in our common shares. In such cases our shareholders may have tax liabilities from such distributions in excess of the cash they receive. The treatment of such taxable share distributions is not always clear, and it is possible the taxable share distribution will not count towards our distribution requirement, in which case adverse consequences could apply.

If we fail to invest a sufficient amount of the net proceeds from selling our common shares in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.

Temporary investment of the net proceeds from sales of our common shares in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. If we are unable to invest a sufficient amount of the net proceeds from sales of our common shares in qualifying real estate assets within such one-year period, we could fail to satisfy one or more of the gross income or asset tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT. See “Certain U.S. Federal Income Tax Considerations”.

Our ownership of TRSs may increase our overall tax liability.

Our current TRS, and any TRS we form in the future, will be subject to U.S. federal, state and local income tax on its taxable income. Accordingly, although our ownership of any TRSs may allow us to participate in the operating income from certain activities that we could not participate in without violating the REIT income tests requirements of the Code or incurring the 100% tax on gains from prohibited transactions, the TRS through which we earn such operating income or gain will be fully subject to corporate income tax. The after-tax net income of any TRS will be available for distribution to us; however, any dividends received by us from our domestic TRSs will only be qualifying income for the 95% gross income test, not the 75% gross income test.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own and engage in transactions with TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. A TRS also may sell assets without incurring the 100% tax on prohibited transactions. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. Our TRSs will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. We will monitor the value of our respective investments in our current TRS and any TRSs we may form for the purpose of ensuring compliance with TRS ownership limitations and intend to structure our transactions with any such TRSs on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% TRS limitation or to avoid application of the 100% excise tax.

Dividends payable by REITs generally do not qualify for reduced tax rates under current law.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. shareholders that are individuals, trusts and estates generally is (currently) 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rate and therefore may be subject to a (current) 37% maximum U.S. federal income tax rate on ordinary income when paid to such shareholders. The more favorable rates applicable to regular corporate dividends under current law could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common shares. However, non-corporate taxpayers generally may deduct 20% of “qualified REIT dividends”. Qualified REIT dividends eligible for this deduction generally will include our dividends received by a non-corporate U.S. stockholder that we do not designate as capital gain dividends and that are not qualified dividend income.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To continue to qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our shares. We may be required to make distributions to our shareholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our shareholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance. As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, U.S. Government securities and qualified “real estate assets”. The remainder of our investments in securities (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our total securities can be represented by securities of one or more TRSs, and no more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

You may be restricted from acquiring, transferring or redeeming certain amounts of our common shares.

In order to maintain our REIT qualification, among other requirements, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first year for which a REIT election is made. To assist us in qualifying as a REIT, our operating agreement contains an aggregate share ownership limit and a common shares ownership limit. Generally, any of our shares owned by affiliated owners will be added together for purposes of the aggregate share ownership limit, and any common shares owned by affiliated owners will be added together for purposes of the common shares ownership limit.

If anyone attempts to transfer or own shares in a way that would violate the aggregate share ownership limit or the common shares ownership limit (or would prevent us from continuing to qualify as a REIT), unless such ownership limits have been waived by our Manager, those shares instead will be deemed transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common shares ownership limit and will not prevent us from qualifying as a REIT. If this transfer to a trust fails to prevent such a violation or our disqualification as a REIT, then the initial intended transfer or ownership will be null and void from the outset. Anyone who acquires or owns shares in violation of the aggregate share ownership limit or the common shares ownership limit, unless such ownership limit or limits have been waived by our Manager, or the other restrictions on transfer or ownership in our operating agreement, bears the risk of a financial loss when the shares are redeemed or sold, if the NAV of our shares falls between the date of purchase and the date of redemption or sale.

Our limits on ownership of our shares also may require us to decline redemption requests that would cause other shareholders to exceed such ownership limits. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “Certain U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Shareholders—Redemptions of Common Shares”.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or to offset certain other positions does not constitute “gross income” for purposes of the 75% or 95% gross income tests, provided certain circumstances are satisfied. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on income or gains resulting from hedges entered into by it or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRSs will generally not provide any tax benefit, except for being carried forward for use against future taxable income in the TRSs.

The ability of our Manager to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

Our operating agreement provides that our Manager may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to shareholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on our total return to our shareholders.

We may be subject to a 100% penalty tax on any prohibited transactions that we enter into, or may be required to forego certain otherwise beneficial opportunities in order to avoid the penalty tax on prohibited transactions.

If we are found to have held, acquired or developed property primarily for sale to customers in the ordinary course of business, we may be subject to a 100% “prohibited transactions” tax under U.S. federal tax laws on the gain from disposition of the property unless (i) the disposition qualifies for a safe harbor exception for properties that have been held by us for at least two years (generally for the production of rental income) and that satisfy certain additional requirements or (ii) the disposition is made through a TRS and, therefore, is subject to corporate U.S. federal income tax.

Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances. Our opportunistic business strategy may include investments that risk being characterized as investments in properties held primarily for sale to customers in the ordinary course of a trade or business. We intend to comply with the statutory safe harbor when selling properties (or when our joint ventures sell properties) outside of our TRSs that we believe might reasonably be characterized as held for sale, but compliance with the safe harbor may not always be practical. Moreover, because the determination of whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances, the Internal Revenue Service (the “IRS”) might disagree with our characterization of sales outside the safe harbor. Thus, we may be subject to the 100% penalty tax on the gain from dispositions of property.

The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us, or to hold investments or undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

Legislative or regulatory action related to federal income tax laws could adversely affect our shareholders and/or our business.

In recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws and regulations are likely to continue to occur in the future, and we cannot assure our shareholders that any such changes will not adversely affect the taxation of a shareholder or will not have an adverse effect on an investment in our common shares. Shareholders are urged to consult with their tax advisors with respect to the potential effect that legislative, regulatory or administrative developments and proposals could have on their investment in our shares.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a shareholder’s investment in our common shares and may trigger taxable gain.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis, it will be treated as gain resulting from a sale or exchange of such shares. See “Certain U.S. Federal Income Tax Considerations”.

Our ability to provide certain services to our tenants may be limited by the REIT rules, or may have to be provided through a TRS.

As a REIT, we generally cannot hold interests in rental property where tenants receive services other than services that are customarily provided by landlords, nor can we derive income from a third party that provides such services. If services to tenants at properties in which we hold an interest are limited to customary services, those properties may be disadvantaged as compared to other properties that can be operated without the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned through the TRS will be subject to corporate income taxes.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if we qualify as a REIT for U.S. federal income tax purposes, we generally will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, per share trading price of our common shares and our ability to satisfy our principal and interest obligations and to make distributions to our shareholders could be adversely affected.

We may be subject to adverse tax consequences if certain sale-leaseback transactions are not characterized by the IRS as “true leases”.

We may purchase investments in real estate properties and lease them back to the sellers of such properties. In the event the IRS does not characterize such leases as “true leases”, we could be subject to certain adverse tax consequences, including an inability to deduct depreciation expense and cost recovery relating to such property, and under certain circumstances, we could fail to qualify as a REIT as a result.

Risks Related to Employee Benefit Plans and Individual Retirement Accounts

In some cases, if you fail to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code or common law as a result of an investment in our common shares, you could be subject to liability for losses as well as civil penalties.

There are special considerations that apply to investing in our common shares on behalf of pension, profit sharing or 401(k) plans, health or welfare plans, individual retirement accounts or Keogh plans. If you are investing the assets of any of the entities identified in the prior sentence in our common shares, you should satisfy yourself that:

▪	your investment is consistent with your fiduciary obligations under applicable law, including common law, ERISA and the Code;

▪	your investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan’s investment policy;

▪	your investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other applicable provisions of ERISA and the Code;

▪	your investment will not impair the liquidity of the trust, plan or IRA;

▪	your investment will not produce “unrelated business taxable income” for the plan or IRA;

▪	you will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the applicable trust, plan or IRA document; and

▪	your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil penalties, and can subject the fiduciary to liability for any resulting losses as well as equitable remedies. In addition, if an investment in our common shares constitutes a prohibited transaction under the Code, the “disqualified person” that engaged in the transaction may be subject to the imposition of excise taxes with respect to the amount invested.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this offering circular that are forward-looking statements within the meaning of the federal securities laws. The words “believe”, “estimate”, “expect”, “anticipate”, “intend”, “plan”, “seek”, “may”, and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this offering circular or in the information incorporated by reference into this offering circular.

The forward-looking statements included in this offering circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

▪	our ability to effectively deploy the proceeds raised in our offerings;

▪	our ability to attract and retain members to the Fundrise platform;

▪	risks associated with breaches of our data security;

▪	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, COVID-19;

▪	climate change and natural disasters that could adversely affect our properties and our business;

▪	changes in economic conditions generally and the real estate and securities markets specifically;

▪	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

▪	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

▪	defaults on or non-renewal of leases by tenants;

▪	increased interest rates and operating costs;

▪	our failure to obtain necessary outside financing;

▪	decreased rental rates or increased vacancy rates;

▪	the risk associated with potential breach or expiration of a ground lease, if any;

▪	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

▪	our failure to successfully operate acquired properties and operations;

▪	exposure to liability relating to environmental and health and safety matters;

▪	changes in real estate and zoning laws and increases in real property tax rates;

▪	our failure to maintain our status as a REIT;

▪	failure of our acquisitions to yield anticipated results;

▪	risks associated with derivatives or hedging activity;

▪	our level of debt and the terms and limitations imposed on us by our debt agreements;

▪	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

▪	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

▪	expected rates of return provided to investors;

▪	the ability of our sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

▪	our ability to retain and hire competent employees and appropriately staff our operations;

▪	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A or the JOBS Act);

▪	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

▪	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our sponsor;

▪	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our offerings and the consequential risk that we may not have the resources to satisfy redemption requests, and;

▪	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this offering circular. All forward-looking statements are made as of the date of this offering circular and the risk that actual results will differ materially from the expectations expressed in this offering circular will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this offering circular, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this offering circular, including, without limitation, the risks described under “Risk Factors”, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this offering circular will be achieved.

MANAGEMENT

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. See “—Investment Committee of our Manager” below. The Manager and its officers are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in this offering circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and monitors our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

On August 22, 2023, the SEC entered an order that our Manager did not satisfy the requirements of Rule 206(4)-3 (the former Cash Solicitation Rule) and Rule 206(4)-7 promulgated under the Investment Advisers Act of 1940 as a result of the firm’s management of social media influencers and online publishers without providing all of the required documentation and disclosure, and not having related policies and procedures. Without admitting or denying the findings, our Manager consented to the entry of an order censuring it, imposing a $250,000 penalty, and requiring it to cease and desist from future violations of Section 206(4) of the Advisers Act and Rule 206(4)-7.

Experience of our Management Team

As of June 30, 2025, our sponsor has acquired or financed over 400 real estate assets through the various sponsored investment opportunities. The portfolios included in the sponsored investment opportunities are diversified by investment size, security type, property type and geographic region. As a result of the depth and thoroughness of its underwriting process, the extensive investing experience of its management team and its strong performance record in managing a diverse portfolio of assets, we believe our sponsor has earned a reputation as a leading real estate manager, which has allowed it to access funding from a broad base of investors.

Responsibilities of our Manager

The responsibilities of our Manager include:

Investment Advisory, Origination and Acquisition Services

▪	approve and oversee our overall investment strategy, which consists of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

▪	serve as our investment and financial manager with respect to sourcing, underwriting, acquiring, financing, originating, servicing, investing in and managing a diversified portfolio of commercial real estate assets and other real estate-related assets;

▪	adopt and periodically review our investment guidelines;

▪	structure the terms and conditions of our acquisitions, sales and joint ventures;

▪	enter into leases and service contracts for the properties and other investments;

▪	approve and oversee our debt financing strategies;

▪	approve joint ventures, limited partnerships and other such relationships with third parties;

▪	approve any potential liquidity transaction;

▪	obtain market research and economic and statistical data in connection with our investments and investment objectives and policies;

▪	oversee and conduct the due diligence process related to prospective investments;

▪	prepare reports regarding prospective investments that include recommendations and supporting documentation necessary for our Manager’s investment committee to evaluate the proposed investments; and

▪	negotiate and execute approved investments and other transactions.

Offering Services

▪	the development of our offerings, including the determination of its specific terms;

▪	preparation and approval of all marketing materials to be used by us relating to our offerings;

▪	the negotiation and coordination of the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;

▪	creation and implementation of various technology and electronic communications related to our offerings; and

▪	all other services related to our offerings.

Asset Management Services

▪	investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under our operating agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under our operating agreement;

▪	monitor applicable markets and obtain reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the value of our investments;

▪	monitor and evaluate the performance of our investments, provide daily management services to us and perform and supervise the various management and operational functions related to our investments;

▪	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and

▪	coordinate and manage relationships between us and any joint venture partners.

Accounting and Other Administrative Services

▪	manage and perform the various administrative functions necessary for our day-to-day operations;

▪	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;

▪	provide financial and operational planning services and portfolio management functions;

▪	maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

▪	maintain all appropriate company books and records;

▪	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

▪	make, change, and revoke such tax elections on behalf of our Company as the Manager deems appropriate, including, without limitation, (i) making an election be treated as a REIT or to revoke such status and (ii) making an election to be classified as an association taxable as a corporation for U.S. federal income tax purposes;

▪	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

▪	provide us with all necessary cash management services;

▪	manage and coordinate with the transfer agent, if any, the process of making distributions and payments to shareholders;

▪	evaluate and obtain adequate insurance coverage based upon risk management determinations;

▪	provide timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;

▪	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

▪	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Shareholder Services

▪	determine our distribution policy and authorizing distributions from time to time;

▪	approve amounts available for redemptions of our common shares;

▪	manage communications with our shareholders, including answering phone calls, preparing and sending written and electronic reports and other communications; and

▪	establish technology infrastructure to assist in providing shareholder support and services.

Financing Services

▪	identify and evaluate potential financing and refinancing sources, engaging a third party broker if necessary;

▪	negotiate terms of, arrange and execute financing agreements;

▪	manage relationships between us and our lenders, if any; and

▪	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

▪	evaluate and approve potential asset dispositions, sales or liquidity transactions; and

▪	structure and negotiate the terms and conditions of transactions pursuant to which our assets may be sold.

Allocation of Investment Opportunities

For more information regarding the factors that our Manager’s investment committee may consider in allocating investment opportunities among our additional similar programs (eREITs®), please see “Conflicts of Interest – Our Affiliates’ Interests in Other Fundrise Entities – Allocation of Investment Opportunities”.

Shared Services Agreement

Our Manager has entered into a shared services agreement with our sponsor, effective as of January 6, 2016. Pursuant to this agreement, our Manager is provided with access to, among other things, our sponsor’s portfolio management, asset valuation, risk management and asset management services as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties under the operating agreement in exchange for a fee representing our Manager’s allocable cost for these services. The fee paid by our Manager pursuant to the shared services agreement does not constitute a reimbursable expense under our operating agreement. However, under the shared services agreement, our sponsor is entitled to receive reimbursement of expenses incurred on behalf of us or our Manager that we are required to pay to our Manager under our operating agreement.

Executive Officers of our Manager

As of the date of this offering circular, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	49	Chief Executive Officer
Brandon T. Jenkins	40	Chief Operating Officer
Bjorn J. Hall	45	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	45	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been the President of one of the largest mixed-use real estate companies in the Washington, DC metro area. Over the course of his 25-year career, Mr. Miller has acquired more than $8 billion of real estate assets—including 37,000 residential units and 5 million square feet of industrial and commercial space. Mr. Miller holds a Bachelor’s degree in Economics from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with the sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Corporate Secretary of our Manager and has served in such capacities with our sponsor since February 2014. Prior to joining our sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he served as a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our sponsor since April 2021. Prior to joining our sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the SEC from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Investment Committee of our Manager

The investment committee of our Manager is a standing committee, established to assist our Manager in fulfilling its oversight responsibilities by (1) considering and approving of each investment made by us, (2) establishing our investment guidelines and overseeing our investments, and the investment activity of other accounts and funds held for our benefit, and (3) overseeing the investment activities of certain of our subsidiaries. The investment committee consists of at least three members, including our sponsor’s Chief Executive Officer, our sponsor’s Chief Operating Officer, and a third member chosen unanimously by the other two members of the investment committee, who will serve until such time as such investment committee member resigns or is replaced. The current investment committee is comprised of Mr. Benjamin S. Miller (our sponsor’s Chief Executive Officer), Mr. Brandon Jenkins (our sponsor’s Chief Operating Officer), and Mr. R. Whitaker Booth (our sponsor’s SVP of Real Estate). In the event that two or more members of the investment committee are interested parties in a transaction, the Independent Representative (defined below) will be required to approve the transaction. See “Conflicts of Interest—Certain Conflict Resolution Measures—Our Policies Relating to Conflicts of Interest”.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we have not paid and do not intend to pay any compensation directly to these individuals.

Limited Liability and Indemnification of our Manager and Others

Subject to certain limitations, our operating agreement limits the liability of our Manager, its officers, our sponsor and our sponsor’s shareholders and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager, its officers, our sponsor and our sponsor’s shareholders and affiliates.

Our operating agreement provides that to the fullest extent permitted by applicable law our Manager, its officers, our sponsor and our sponsor’s shareholders and affiliates are not liable to us. In addition, pursuant to our operating agreement, we have agreed to indemnify our Manager, its officers, our sponsor and our sponsor’s shareholders and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of our Company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Manager or one of our Manager’s officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term and Removal of the Manager

Our operating agreement provides that our Manager will serve as our manager for an indefinite term, but that our Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances.

Our shareholders may only remove our Manager at any time with 30 days prior written notice for “cause”, following the affirmative vote of two-thirds of our shareholders. If the Manager is removed for “cause”, the Members will have the power to elect a replacement manager upon the affirmative vote of the holders of a majority of our common shares. “Cause” is defined as:

▪	our Manager’s continued breach of any material provision of the operating agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

▪	the commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

▪	our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the operating agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager’s actual knowledge of its commission or omission, then our Manager may not be removed; or

▪	the dissolution of our Manager.

Unsatisfactory financial performance of the Company does not constitute “cause” under the operating agreement.

Our Manager may assign its rights under our operating agreement in its entirety or delegate certain of its duties under the operating agreement to any of its affiliates, including pursuant to the shared services agreement described above under “—Shared Services Agreement” without the approval of our shareholders so long as our Manager remains liable for any such affiliate’s performance, and if such assignment or delegation does not require our approval under the Advisers Act.

Our Manager may withdraw as our Manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event.

In the event of the removal or withdrawal of our Manager, our Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

Holdings of our Common Shares

Fundrise, L.P., an affiliate of our sponsor, previously invested $199,000 in us through the purchase of 19,900 common shares in a private placement on the date the initial offering statement was declared “qualified” by the SEC at a purchase price of $10.00 per share. Our sponsor also previously acquired 100 common shares in connection with our formation in a private placement at the same $10.00 per share price.

Offerings

We will continue to conduct any offering primarily on our website, which will host any offering in connection with the distribution of the common shares offered pursuant to an offering circular. We will not pay Fundrise, LLC any sales commissions or other remuneration for any offering.

License Agreement

We have entered into a license agreement with our sponsor, pursuant to which our sponsor granted us a non-exclusive, royalty free license to use the name “Fundrise”. Other than with respect to this license, we have no legal right to use the “Fundrise” name. In the event that our Manager ceases to manage us, we would be required to change our name to eliminate the use of “Fundrise”.

MANAGEMENT COMPENSATION

Our Manager and its affiliates receive fees and expense reimbursements for services relating to our offerings and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates receive any selling commissions or dealer manager fees in connection with the offer and sale of our common shares.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Organization and Offering Stage

Reimbursement of Organization and Offering Expenses — Manager (1)	Our Manager pays organization and offering expenses on our behalf in connection with any offering of our shares. We reimburse our Manager for these costs and future organization and offering costs it may incur on our behalf.	Our organization and offering expenses paid by our Manager, as of June 30, 2025, were approximately $999,000.

Acquisition and Development Stage

Acquisition / Origination Fee — Manager or its Affiliate (2)	Up to 2.00% of any amounts funded by us, our sponsor or affiliates of our sponsor to acquire or originate real estate properties, excluding any acquisition and origination expenses and any debt attributable to such investments. To the extent we invest in commercial real estate loans, the borrower will pay up to 2.00% of the amount funded by us, our sponsor or affiliates of our sponsor to acquire or originate such commercial real estate loans. We are not entitled to these fees.

Paid by the co-investors, joint-venture, borrower or property holding entity at closing.

Actual amounts are dependent upon the total equity and debt capital we raise; we cannot determine these amounts at the present time.

Reimbursement of Acquisition / Origination Expenses — Manager	We reimburse our Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with any debt investments we may make, whether or not we ultimately acquire or originate the investment.	Actual amounts are dependent upon the offering proceeds we raise in our offerings (and any leverage we employ); we cannot determine these amounts at the present time.

Operational Stage

Asset Management Fee — Manager (3)	Quarterly asset management fee currently equal to an annualized rate of 0.85%, which is based on our NAV at the end of each prior fiscal quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. Our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.	Actual amounts are dependent upon the offering proceeds we raise in our offerings (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.

Reimbursement of Special Servicing Expenses – Manager or Other Party (3)	We reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. Whether an asset is deemed to be non-performing is in the sole discretion of our Manager.	Actual amounts are dependent upon the occurrence of an asset becoming non-performing, the original value of such asset, and the results of our operations; we cannot determine these amounts at the present time.

Reimbursement of Other Operating Expenses — Manager

We reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs.

The expense reimbursements that we pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement between our Manager and our sponsor, including any increases in insurance attributable to the management or operation of our Company.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Liquidation/Listing Stage

Reimbursement of Equity Liquidation Expenses – Manager	We reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate. Whether to liquidate an equity investment in real estate is in the sole discretion of our Manager.	Actual amounts are dependent upon the liquidation of a real estate asset, and the results of our operations; we cannot determine these amounts at the present time.

(1)            We reimburse our Manager, without interest, for these organization and offering costs incurred both before and after such date. Reimbursement payments are made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this and our prior offerings; provided, however, our Manager elected that no reimbursement will be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until our Manager has been reimbursed in full. As of June 30, 2025, approximately $999,000 in organization and offering costs have been incurred by our Manager, and approximately $999,000 reimbursed to our Manager in connection with our prior ongoing offerings.

(2)            The acquisition/origination fee paid to our Manager by co-investors or borrowers is a percentage of the purchase price of an investment or the amount funded by us to acquire or originate a loan.

(3)            Our Manager in its sole discretion may defer or waive any fee payable to it under the operating agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

PRINCIPAL SHAREHOLDERS

The following table sets forth the approximate beneficial ownership of our common shares as of the date of this offering circular for each person or group that holds more than 5% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036.

	Number of Shares	Percent of
Name of Beneficial Owner(1)	Beneficially Owned	All Shares
Benjamin S. Miller	1,100	*
Alison A. Staloch	24	*
Brandon T. Jenkins	105	*
Bjorn J. Hall	329	*
All executive officers of our Manager as a group (4 persons)	1,558	*

*	Represents less than 1% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with our Manager and its affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts. For a discussion of certain risks related to these conflicts see “Risk Factors – Risks Related to Conflicts of Interest”.

Our Affiliates’ Interests in Other Fundrise Entities

General

The officers of our Manager and the key real estate professionals of our sponsor who perform services for us on behalf of our Manager are also officers, directors, managers, and/or key professionals of our sponsor and other Fundrise entities. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of our sponsor may organize other real estate-related or debt-related programs and acquire for their own account real estate-related investments that may be suitable for us. In addition, our sponsor may grant equity interests in our Manager to certain management personnel performing services for our Manager.

Payment of Certain Fees and Expenses of our Manager

Our Manager is a wholly-owned subsidiary of our sponsor. We pay fees and expenses to our Manager, and its affiliates, including our sponsor, that were not determined on an arm’s length basis. The asset management fee paid to our Manager is based on our NAV, which is calculated by our sponsor’s internal accountants and asset management team. Our Manager may benefit by us retaining ownership of our assets at times when our shareholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV.

Allocation of Investment Opportunities

We rely on our Manager’s executive officers and our sponsor’s key real estate professionals who act on behalf of our Manager to identify suitable investments. Our sponsor and other Fundrise entities also rely on these same key real estate professionals. Our sponsor has in the past, and expects to continue in the future, to offer other sponsored investment opportunities, including offerings that acquire or invest in commercial real estate equity investments, including multifamily properties, commercial real estate loans, and other select real estate-related assets. Our sponsor has previously organized, as of the date of this offering circular, the following similar programs (eREITs®, eFundTM and interval funds):

▪	The Growth eREIT® II, Growth eREIT® III, Development eREIT®, and Growth eREIT® VII, which were formed to originate, invest in and manage a diversified portfolio of commercial real estate properties, and which have investment objectives and strategies that are similar to ours;

▪	The Flagship Interval Fund, which was formed to invest in a diversified portfolio of private real estate and publicly traded real estate-related investments;

▪	The Income Interval Fund, which was formed to originate, invest in and manage a portfolio of residential and commercial real estate investments;

▪	The Balanced eREIT® II, which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans and commercial real estate debt securities;

▪	The Midland eREIT®, which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas;

▪	The West Coast eREIT®, which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas;

▪	The East Coast eREIT®, which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas of Washington, DC and Philadelphia, PA;

▪	The Fundrise eFundTM, which was formed to acquire property for the development of for-sale housing and last mile logistics centers;

▪	Fundrise Opportunity Fund, LP, which is a private placement that was formed to acquire properties located in “qualified opportunity zones” as designated under the Code;

▪	Fundrise Opportunistic Credit Fund, LLC (the “Opportunistic Credit Fund”), which was formed to originate, invest in and manage a portfolio of residential and commercial real estate investments; and

▪	Fundrise Opportunistic Credit Fund II, LLC (the “Opportunistic Credit Fund II”), which was formed to originate, invest in and manage a portfolio of residential and commercial real estate investments.

These additional programs may have investment criteria that compete with us.

The approximate cash and cash equivalents balances for the eREITs® with similar investment objectives as of June 30, 2025, is as follows:

eREITs	Approximate Cash and Cash Equivalents
Fundrise Growth eREIT II, LLC	$7,427,000
Fundrise Growth eREIT III, LLC	$948,000
Fundrise Development eREIT, LLC	$3,182,000
Fundrise Growth eREIT VII, LLC	$5,114,000

Each of the foregoing entities intends to continue raising up to $75.0 million in any given 12-month period as permitted under Regulation A.

If a sale, financing, investment or other business opportunity would be suitable for more than one program, our sponsor will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that our sponsor determines to be relevant. The factors that our sponsor’s real estate professionals could consider when determining the entity for which an investment opportunity would be the most suitable include the following:

▪	the investment objectives and criteria of our sponsor and the other Fundrise entities;

▪	the cash requirements of our sponsor and the other Fundrise entities;

▪	the effect of the investment on the diversification of our sponsor’s or the other Fundrise entities’ portfolio by type of investment, and risk of investment;

▪	the policy of our sponsor or the other Fundrise entities relating to leverage;

▪	the anticipated cash flow of the asset to be acquired;

▪	the income tax effects of the purchase on our sponsor or the other Fundrise entities;

▪	the size of the investment; and

▪	the amount of funds available to our sponsor or the Fundrise entities.

If a subsequent event or development causes any investment, in the opinion of our sponsor’s real estate professionals, to be more appropriate for another Fundrise entity, they may offer the investment to such entity.

Except under any policies that may be adopted by our Manager, which policies are designed to minimize conflicts among the programs and other sponsored investment opportunities, no program or sponsored investment opportunity (including us) has any duty, responsibility or obligation to refrain from:

▪	engaging in the same or similar activities or lines of business as any program or sponsored investment opportunity;

▪	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any program or sponsored investment opportunity;

▪	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any program or sponsored investment opportunity;

▪	establishing material commercial relationships with another program or sponsored investment opportunity; or

▪	making operational and financial decisions that could be considered to be detrimental to another program or sponsored investment opportunity.

In addition, any decisions by our Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one program more than another program or limit or impair the ability of any program to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular program that such arrangements or agreements include or not include another program, as the case may be. Any of these decisions may benefit one program more than another program.

Allocation of Our Affiliates’ Time

We rely on our sponsor’s key real estate professionals who act on behalf of our Manager, including Mr. Benjamin S. Miller, for the day-to-day operation of our business. Mr. Benjamin S. Miller is also the Chief Executive Officer of our sponsor and other Fundrise entities. As a result of his interests in other Fundrise entities, his obligations to other investors and the fact that he engages in and will continue to engage in other business activities on behalf of himself and others, Mr. Benjamin S. Miller faces conflicts of interest in allocating his time among us, our Manager and other Fundrise entities and other business activities in which he is involved. However, we believe that our Manager and its affiliates have sufficient real estate professionals to fully discharge their responsibilities to the Fundrise entities for which they work.

Receipt of Fees and Other Compensation by our Manager and its Affiliates

Our Manager and its affiliates receive substantial fees from us, which fees are not negotiated at arm’s length. These fees could influence our Manager’s advice to us as well as the judgment of affiliates of our Manager, some of whom also serve as our Manager’s officers and the key real estate professionals of our sponsor. Among other matters, these compensation arrangements could affect their judgment with respect to:

▪	the continuation, renewal or enforcement of provisions in our operating agreement involving our Manager and its affiliates, or the shared services agreement between our Manager and our sponsor;

▪	public offerings of equity by us, which will likely entitle our Manager to increased acquisition fees, origination fees, asset management fees and other fees;

▪	acquisitions of investments and originations of loans at higher purchase prices, which entitle our Manager to higher acquisition fees, origination fees and asset management fees regardless of the quality or performance of the investment or loan and, in the case of acquisitions of investments from other Fundrise entities, might entitle affiliates of our Manager to disposition fees in connection with services for the seller;

▪	borrowings up to or in excess of our stated borrowing policy to acquire investments and to originate loans, which borrowings will increase asset management fees payable by us to our Manager;

▪	whether and when we seek to list our common shares on a stock exchange or other trading market;

▪	whether we seek shareholder approval to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and the key real estate professionals of our sponsor who are performing services for us on behalf of our Manager for consideration that would be negotiated at that time and may result in these real estate professionals receiving more compensation from us than they currently receive from our sponsor;

▪	whether and when we seek to sell our Company or its assets; and

▪	whether and when we merge or consolidate our assets with other companies, including companies affiliated with our Manager.

Duties Owed by Some of Our Affiliates to Our Manager and our Manager’s Affiliates

Our Manager’s officers and the key real estate and debt finance professionals of our sponsor performing services on behalf of our Manager are also officers, directors, managers and/or key professionals of:

▪	Rise Companies Corp., our sponsor;

▪	Fundrise Advisors, LLC, our Manager;

▪	Fundrise, LLC;

▪	other investment programs sponsored by our sponsor; and

▪	other Fundrise entities.

As a result, they owe duties to each of these entities, their shareholders, members and limited partners. These duties may from time to time conflict with the duties that they owe to us.

No Independent Underwriter

As we are conducting the Merger without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities.

License Agreement

We have entered into a license agreement with our sponsor, pursuant to which our sponsor granted us a non-exclusive, royalty free license to use the name “Fundrise”. See “Management—License Agreement”.

Certain Conflict Resolution Measures

Independent Representatives

If our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. The Merger is a “principal transaction” under our operating agreement because it involves us and an affiliate of our sponsor and our Manager, namely the Target; therefore, the Merger was subject to approval of our Independent Representative, which approval is anticipated to be obtained shortly after this offering circular is qualified. The Merger also needed to be approved by the independent representative of eFund, C Thomson Ross, which approval is anticipated to be obtained shortly after this offering circular is qualified. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

On December 2, 2015, our Manager appointed William Thomas Lockard, Jr. to serve as the Independent Representative for the various eREITs® managed by our Manager, to protect the interests of the shareholders and review and approve any transactions in which our sponsor, Manager or their affiliates have a conflict of interest with us or a transaction deemed to be a “principal transaction”.

Mr. Lockard was most recently the Managing Director and Head of Municipal Finance for InspereX, a fixed-income broker dealer. He worked for 30 years as a public finance investment banker at closely held San Francisco-based Stone & Youngberg and was co-founder of 280 CapMarkets, which as of July 1, 2021 merged with Incapital, LLC to form InspereX. Over the course of his banking career he structured more than 500 California local government financings representing more than $6 billion in public infrastructure and housing related projects. Mr. Lockard was a partner in the firm and served on both the firm’s board of directors and executive management committee.

Following the sale of Stone & Youngberg to Stifel, Mr. Lockard joined Rise Companies Corp. in 2014 as a Senior Vice President. Beginning in July 2015, Mr. Lockard transitioned from an employee of Rise Companies Corp. to a senior advisor. In December 2015, as noted above, Mr. Lockard agreed to become the Independent Representative and no longer acts as a senior advisor to Rise Companies Corp.

Mr. Lockard earned a bachelor’s degree from Stanford University, a master’s degree from Claremont Graduate University, and an MBA from the University of Pennsylvania’s Wharton School. Mr. Lockard served as a trustee of the University of Pennsylvania. He is a Stanford University Associate. He is a board member of the Salesian Boys’ and Girls’ Club San Francisco. Mr. Lockard has served as treasurer on the boards of the Center for Investigative Reporting, Coro of Northern California and the ACLU of Northern California. Mr. Lockard is a full member of the Urban Land Institute, a member of the San Francisco Golden Gate chapter of Lambda Alpha, and a member of the Stanford Real Estate Council.

The Manager believes that Mr. Lockard is independent based on the criteria for an “interested person” set forth in Section 2(a)(19) of the Investment Company Act.

Our Manager appointed C Thomson Ross to serve as the Independent Representative for the eFund, to protect the interests of the shareholders and review and approve any transactions in which its sponsor, Manager or their affiliates have a conflict of interest with us or a transaction deemed to be a “principal transaction”.

Mr. Ross began his career in public service, serving in various positions in state and federal government. He served as comptroller of a $12 billion federal agency, Regional Administrator for the Midwest for the Employment and Training Administration, and as a member of Illinois Gov. James Thompson’s cabinet as the director of a 5,000 person state agency. In 1980, he joined Arthur Andersen & Co. in the consulting practice, and became a partner in 1982. As the leader of the firm’s government consulting group, he grew the group’s revenues from $250 million to $500 million in three years.

Mr. Ross joined McKinsey and Co. in 1989 as a partner, and was elected a director in 1991. He served a variety of companies in the retail, technology and financial services industries. He assisted his clients in developing business strategies, evaluating potential acquisitions, and in improving the performance of operating units. In 1998, Mr. Ross formed Potomac Ventures, an early stage venture capital firm, and in 2002, started a second firm focused on acquiring environmental technologies developed in Scandinavia for use in the US. For the last few years, Mr. Ross has been a private investor in startup companies and commercial real estate.

The Manager believes that Mr. Ross is independent based on the criteria for an “interested person” set forth in Section 2(a)(19) of the Investment Company Act.

Our Policies Relating to Conflicts of Interest

In addition to the provisions in our operating agreement described below and our Manager’s investment allocation policies described above, we have adopted the following policies prohibiting us from entering into certain types of transactions with our Manager, our sponsor, their officers or any of their affiliates in order to further reduce the potential for conflicts inherent in transactions with affiliates.

Pursuant to these conflicts of interest policies, we may not engage in the following types of transactions unless such transaction is approved by the Independent Representative:

▪	sell or lease any investments to our Manager, our sponsor, their officers or any of their affiliates;

▪	acquire or lease any investments from our Manager, our sponsor, their officers or any of their affiliates; and

▪	invest in or make mortgage loans in which the transaction is with our Manager, our sponsor, their officers or any of their affiliates, including any mortgage loans that are subordinate to any mortgage or equity interest of our Manager, our sponsor, their officers or any of their affiliates.

In addition, pursuant to these conflicts of interest policies, we will neither make any loans to our Manager, our sponsor, their officers or any of their affiliates nor borrow money from our Manager, our sponsor, their officers or any of their affiliates, except as otherwise provided in the offering circular or unless approved by the Independent Representative. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by the Manager. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by our Manager, our sponsor, their officers or any of their affiliates.

These conflicts of interest policies may be amended at any time in our Manager’s discretion.

Other Operating Agreement Provisions Relating to Conflicts of Interest

Our operating agreement contains many other restrictions relating to conflicts of interest including the following:

Term of our Manager. Our operating agreement provides that our Manager will serve as our manager for an indefinite term, but that our Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances. Our shareholders may remove our Manager at any time with 30 days prior written notice for “cause”, following the affirmative vote of two-thirds of our shareholders. Unsatisfactory financial performance does not constitute “cause” under the operating agreement. Our Manager may withdraw as manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event. In the event of the removal of our Manager, our Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function. See “Management—Term and Removal of the Manager”.

Other Transactions Involving Affiliates. Before engaging in a transaction involving an affiliate, our Manager must conclude that all other transactions between us and our sponsor, our Manager, any of their officers, or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. See “Management—Investment Committee of our Manager”.

INVESTMENT OBJECTIVES AND STRATEGY

Investment Objectives

Our investment objectives are:

▪	to realize growth in the value of our investments over the long term;

▪	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term; and

▪	to preserve, protect and return your capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties. We intend to acquire and operate real estate and real estate-related assets on an opportunistic basis. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

For real estate debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for commercial real estate properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our sponsor given our sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

▪	Our sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

▪	Our sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

▪	Our sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

▪	Our sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

▪	Our sponsor’s management team which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Decisions and Asset Management

Within our investment policies and objectives, our Manager’s investment committee has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases and originations, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of its team of real estate professionals with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

We believe that active management is critical to creating value. We also develop a well-defined exit strategy for each investment we make. Specifically, we assign an exit or refinance timeline to each asset we acquire prior to its purchase as part of the original business plan for the asset. We then continually re-evaluate the exit strategy of each asset in response to the performance of the individual asset, market conditions and our overall portfolio objectives to determine the optimal time to sell the asset.

To execute our disciplined investment approach, a team of our real estate professionals take responsibility for the business plan of each investment. The following practices summarize our investment approach:

▪	Local Market Research – The investment team extensively researches the acquisition and/or origination and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

▪	Underwriting Discipline – We follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, income tax considerations and liquidity. Only those assets meeting our investment criteria will be accepted for inclusion in our portfolio. In an effort to keep an asset in compliance with those standards, the underwriting team remains involved through the investment life cycle of the asset and consults with the other internal professionals responsible for the asset. This team of experts reviews and develops comprehensive reports for each asset throughout the holding period.

▪	Risk Management – Risk management is a fundamental principle in our construction of portfolios and in the management of each investment. Diversification of portfolios by investment type, investment size and investment risk is critical to controlling portfolio-level risk. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. Our real estate professionals review the operating performance and history of our joint-venture and development partners against projections and provide the oversight necessary to detect and resolve issues as they arise.

▪	Asset Management – Prior to the purchase of an individual asset or portfolio, the Manager closely works with the acquisition and underwriting teams to develop an asset business strategy. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. We review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle. We have designed this process to allow for realistic yet aggressive enhancement of value throughout the investment period.

Targeted Investments

Because our approach to acquiring and operating real estate and real estate-related assets involves more risk than comparable real estate programs that have a targeted holding period for investments longer than ours, utilize leverage to a lesser degree and/or employ more conservative investment strategies, we believe that we have a potential for a higher rate of return than comparable real estate programs. Prior to acquiring an asset, our Manager’s investment committee performs an individual analysis of the asset to determine whether it meets our investment guidelines, including the probability of sale at an optimum price within our targeted holding period. Our Manager’s investment committee uses the information derived from the analysis in determining whether the asset is an appropriate investment for us.

We intend to continue to invest in a wide variety of commercial properties, including, without limitation, office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing or newly constructed properties, properties under development or construction, properties not yet developed or raw land for development or resale and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. In each case, the properties are identified by us as opportunistic investments. These properties are identified as such because of their property-specific characteristics or their market characteristics. For instance, properties that may benefit from unique repositioning opportunities or for development or redevelopment or that are located in markets with high growth potential or that are available from distressed sellers may present appropriate investments for us.

In the case of real estate-related investments, we may invest in (1) equity securities such as common stocks, preferred stocks and convertible preferred securities of public or private real estate companies such as other REITs and other real estate operating companies, (2) debt securities such as commercial mortgages, mortgage loan participations, commercial mortgage-backed securities and debt securities issued by other real estate companies, and (3) mezzanine loans, bridge loans and certain non-U.S. dollar denominated securities. In each case, these real estate-related assets will have been identified as being opportunistic investments with significant possibilities for near-term capital appreciation or higher current income.

We intend to continue to hold our assets over the long term. We believe that holding our assets indefinitely over the long term enables us to capitalize on the potential for increased income and capital appreciation of such assets. Though we evaluate each of our assets for capital appreciation generally within a long term holding period, we may consider investing in properties and other assets with a different holding period in the event such investments provide an opportunity for an attractive return in a period that is consistent with the life of our Company. Further, economic or market conditions, or the tax rules applicable to REITs, may influence us to hold our investments for different periods of time.

As a result of our flexibility to invest in a variety of types of real estate and real estate-related assets rather than in specific limited asset types, our intent to continue to target assets with significant possibilities for near-term capital appreciation or higher current income, we believe that our investments have the potential to provide a rate of return superior to real estate programs that invest in a limited range of asset types, have a longer targeted holding period, utilize leverage to a lesser degree and/or employ more conservative investment strategies.

In cases where our Manager’s investment committee determines that it is advantageous to us to make investments in which our sponsor or its affiliates do not have substantial experience, it is our Manager’s investment committee’s intention to employ persons, engage consultants or partner with third parties that have, in our Manager’s investment committee’s opinion, the relevant expertise necessary to assist our Manager’s investment committee in its consideration, making and administration of such investments.

Investments in Real Property

In executing our investment strategy with respect to investments in real property, we seek to invest in assets that we believe may be repositioned or redeveloped so that they will reach an optimum value over the long term. We may acquire properties with lower tenant quality or low occupancy rates and reposition them by seeking to improve the property, tenant quality and occupancy rates and thereby increase lease revenues and overall property value. Further, we may invest in properties that we believe are an attractive value because all or a portion of the tenant leases expire within a short period after the date of acquisition, and we intend to renew leases or replace existing tenants at the properties for improved returns. We may acquire properties in markets that are depressed or overbuilt with the anticipation that, within our targeted holding period, the markets will recover and favorably impact the value of these properties. We may also acquire properties from sellers who are distressed or face time-sensitive deadlines with the expectation that we can achieve better success with the properties. Many of the markets where we will acquire properties may have high growth potential in real estate lease rates and sale prices. To the extent feasible, we will invest in a diversified portfolio of properties in terms of geography, type of property and industry of our tenants that will satisfy our investment objectives of preserving our capital and realizing capital appreciation upon the ultimate sale of our properties. In making investment decisions for us, our Manager’s investment committee will consider relevant real estate property and financial factors, including the location of the property, its suitability for any development contemplated or in progress, its income-producing capacity, the prospects for long-range appreciation and its liquidity and income and REIT tax considerations.

We are not limited in the number or size of properties we may acquire or the percentage of net proceeds of the offering that we may invest in a single property. The number and mix of properties we acquire depends upon real estate and market conditions and other circumstances existing at the time we acquire our properties and the amount of proceeds we raise in our offerings.

Our investment in real estate generally takes the form of holding fee title or a long-term leasehold estate, and is most commonly owned through a special purpose entity with a joint venture partner. We acquire such interests either directly or indirectly through limited liability companies or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with third parties, including developers of the properties, or with affiliates of our sponsor. In addition, we may purchase properties and lease them back to the sellers of such properties. Although we use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” so that we will be treated as the owner of the property for U.S. federal income tax purposes, the IRS could challenge such characterization. In the event that any such sale-leaseback transaction is recharacterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. See “U.S. Federal Income Tax Considerations—Gross Income Tests—Sale-Leaseback Transactions”.

Though we have diversified and intend to continue to diversify our portfolio by geographic location, we expect to continue to focus on markets with high growth potential. As a result, our actual investments may result in concentrations in a limited number of geographic regions. We expect to continue to make our investments in or in respect of real estate assets located in the United States. If we invest in properties outside of the United States, we intend to focus primarily on commercial properties located in Europe, which we believe to have similar characteristics as those properties in which we have previous investment and management expertise. Investment in areas outside of the United States may be subject to risks different than those impacting properties in the United States.

Our obligation to purchase any property generally is conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

▪	plans and specifications;

▪	environmental reports;

▪	surveys;

▪	evidence of marketable title subject to such liens and encumbrances as are acceptable to our Manager;

▪	auditable financial statements covering recent operations of properties having operating histories; and

▪	title and liability insurance policies.

We generally do not purchase any property unless and until we obtain what is generally referred to as a “Phase I” environmental site assessment and are generally satisfied with the environmental status of the property. A Phase I environmental site assessment basically consists of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, and contacting local governmental agency personnel and performing a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate vicinity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, groundwater or building materials from the property. With respect to international investments, we seek to obtain an environmental assessment that is customary in the location where the property is being acquired.

Generally, sellers engage and pay third party brokers or finders in connection with the sale of an asset. However, although we do not expect to do so on a regular basis, we may from time to time compensate third party brokers or finders in connection with our acquisitions.

We may enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that, if during a stated period the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. In purchasing, leasing and developing properties, we are subject to risks generally incident to the ownership of real estate.

Multifamily and Mixed-Use Properties. We may acquire and develop multifamily and mixed-use properties for rental operations as apartment buildings and/or for conversion into condominiums. In each case, these multifamily and mixed-use communities meet our investment objectives and may include conventional multifamily properties, such as mid-rise, high-rise, and garden-style properties, as well as student housing and age-restricted properties (typically requiring at least one resident of each unit to be 55 or older). Specifically, we may acquire multifamily assets that may benefit from enhancement or repositioning and development assets. We may purchase any type of residential property, including properties that require capital improvement or lease-up to enhance shareholder returns. Location, condition, design and amenities are key characteristics for apartment communities and condominiums. We focus on major metropolitan areas and other markets and submarkets that are deemed likely to benefit from ongoing population shifts and/or that are poised for high growth potential.

The terms and conditions of any apartment lease that we enter into with our residents may vary substantially; however, we expect that a majority of our leases will continue to be standardized leases customarily used between landlords and residents for the specific type and use of the property in the geographic area where the property is located. In the case of apartment communities, such standardized leases generally have terms of one year or less. All prospective residents for our apartment communities are required to submit a credit application.

Office Properties. We may acquire and develop office properties for rental operations. In each case, these office properties meet our investment objectives and may include low-rise, mid-rise and high-rise office buildings and office parks in urban and suburban locations, especially those that are in or near central business districts or have access to transportation. Specifically, we may acquire office properties that may benefit from enhancement or repositioning and development assets. We may purchase any type of office property, including properties that require capital improvement or lease-up to enhance shareholder returns. Location, condition, design and amenities are key characteristics for office properties. We focus on major metropolitan areas and other markets and submarkets that are poised for high growth potential.

The terms and conditions of any office lease that we enter into with our tenants may vary substantially; however, we expect that a majority of our leases will continue to be standardized leases customarily used between landlords and tenants for the specific type and use of the property in the geographic area where the property is located. All prospective tenants for our office properties are required to submit a credit application.

Retail Properties. We may acquire and develop retail properties for rental operations. In each case, these retail properties meet our investment objectives and may include malls, power centers, strip centers, urban retail, and single tenant properties with credit or non-credit tenants. Specifically, we may acquire retail properties that may benefit from enhancement or repositioning and development assets. We may purchase any type of retail property, including properties that require capital improvement or lease-up to enhance shareholder returns. Location, condition, design and amenities are key characteristics for retail properties. We focus on major metropolitan areas and other markets and submarkets that are poised for high growth potential.

The terms and conditions of any retail lease that we enter into with our tenants may vary substantially; however, we expect that a majority of our leases will continue to be standardized leases customarily used between landlords and tenants for the specific type and use of the property in the geographic area where the property is located. All prospective tenants for our retail properties are required to submit a credit application.

Industrial Properties. We may acquire and develop industrial properties for rental operations. In each case, these industrial properties meet our investment objectives and may include warehouse and distribution facilities, office/warehouse flex properties, research and development properties and light industrial properties. Specifically, we may acquire industrial properties that may benefit from enhancement or repositioning and development assets. We may purchase any type of industrial property, including properties that require capital improvement or lease-up to enhance shareholder returns. Location and condition are key characteristics for industrial properties. We focus on major metropolitan areas and other markets and submarkets that are poised for high growth potential.

The terms and conditions of any industrial lease that we enter into with our tenants may vary substantially; however, we expect that a majority of our leases will be standardized leases customarily used between landlords and tenants for the specific type and use of the property in the geographic area where the property is located. All prospective tenants for our industrial properties are required to submit a credit application.

Joint Venture Investments. We are likely to enter into joint ventures, partnerships, tenant-in-common investments or other co-ownership arrangements with third parties as well as entities affiliated with our sponsor for the acquisition, development or improvement of properties for the purpose of diversifying our portfolio of assets. We may also enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with real estate developers, owners and other third parties for the purpose of developing, owning and operating real properties. A joint venture creates an alignment of interest with a private source of capital for the benefit of our shareholders, by leveraging our acquisition, development and management expertise in order to achieve the following four primary objectives: (1) increase the return on invested capital; (2) diversify our access to equity capital; (3) “leverage” invested capital to promote our brand and increase market share; and (4) obtain the participation of sophisticated partners in our real estate decisions. In determining whether to invest in a particular joint venture, our Manager’s investment committee evaluates the real property that such joint venture owns or is being formed to own under the same criteria described elsewhere in this offering circular for our selection of real property investments.

Investments in Debt-Related Real Estate Assets

While we principally intend to make equity investments in real estate, if we determine to make debt investments for a portion of our portfolio, we would expect to invest in commercial real estate loans, as well as commercial real estate-related debt securities and other similar real estate-related assets (which may include investments in majority-owned subsidiaries with rights to receive preferred economic returns), by directly originating such investments and by purchasing them from third party sellers. We may also invest in CMBS, as well as other commercial real estate-related debt securities such as CDOs, unsecured debt issued by REITs and interests in other securitized vehicles that own real estate-related debt.

Other Possible Investments

Although most of our investments are of the types described above, we may make other investments, such as international investments. In fact, we may invest in whatever types of interests in real estate- or debt-related assets that we believe are in our best interests. Although we can purchase any type of interest in real estate- or debt-related assets, our conflicts of interest policy and operating agreement do limit certain types of investments involving our Manager, our sponsor, their officers or any of their affiliates. See “Conflicts of Interest—Certain Conflict Resolution Measures”.

Investment Process

Our Manager has the authority to make all the decisions regarding our investments consistent with the investment guidelines and borrowing policies approved by our Manager’s investment committee and subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Manager’s investment committee must approve all investments other than investments in commercial real estate. With respect to investments in commercial real estate, our Manager’s investment committee has adopted investment guidelines that our Manager must follow when acquiring such assets on our behalf without the approval of our Manager’s investment committee. We have not and will not, however, purchase or lease assets in which our Manager, any of our officers or any of their affiliates has an interest without a determination by the Independent Representative that such transaction is fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller or lessor. In the event that two or more members of the investment committee are interested parties in a transaction, the Independent Representative will consider and vote upon the approval of the transaction. Our Manager’s investment committee will formally review at a duly called meeting our investment guidelines on an annual basis and our investment portfolio on a quarterly basis or, in each case, more often as they deem appropriate. Changes to our investment guidelines must be approved by our Manager’s investment committee.

Our Manager focuses on the sourcing, acquisition and management of commercial real estate. It sources our investments from new or existing customers, former and current financing and investment partners, third party intermediaries, competitors looking to share risk and investment, securitization or lending departments of major financial institutions.

In selecting investments for us, our Manager utilizes our sponsor’s established investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that our Manager considers when evaluating prospective investment opportunities include:

▪	macroeconomic conditions that may influence operating performance;

▪	real estate market factors that may influence real estate valuations, real estate lending and/or economic performance of real estate generally;

▪	fundamental analysis of the real estate, including tenant rosters, lease terms, zoning, operating costs and the asset’s overall competitive position in its market;

▪	the operating expertise and financial strength of the sponsor or borrower;

▪	real estate and leasing market conditions affecting the real estate;

▪	the cash flow in place and projected to be in place over the expected hold period of the real estate;

▪	the appropriateness of estimated costs and timing associated with capital improvements of the real estate;

▪	a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

▪	review of third-party reports, including appraisals, engineering and environmental reports;

▪	physical inspections of the real estate and analysis of markets; and

▪	the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets our Manager’s underwriting criteria, our Manager reviews the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. Our Manager evaluates the asset’s position within the overall capital structure and its rights in relation to other partners or capital tranches. Our Manager analyzes each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Borrowing Policy

We believe that our sponsor’s ability to obtain both competitive interim and term financings and its relationships with top tier financial institutions should continue to allow our Manager to successfully employ moderate levels of borrowing in order to enhance our returns to shareholders. Although our investment strategy is not contingent on financing our assets in the capital markets, our sponsor’s past experience and ability in structuring and managing match-funded, flexible term debt facilities and securitization vehicles should continue to provide our Manager with an advantage in potentially obtaining conservatively structured term financing for many of our investments, to the extent available, through capital markets and other financing transactions, including allowing our Company to be among the first to access the capital markets when conditions permit.

We may employ leverage in order to provide more funds available for investment. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. We expect that once we have fully invested the proceeds of the offering, our debt financing, on a portfolio-wide basis, will be between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets, although it may exceed this level during our offering stage. Our Manager may from time to time modify our leverage policy in its discretion. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our assets and the nature and level of credit enhancements supporting our assets. Our Manager and its executive officers review and monitor credit risk and other risks of loss associated with each investment. In addition, we seek to diversify our portfolio of assets to avoid undue geographic, issuer, industry and certain other types of concentrations. Our Manager’s investment committee monitors the overall portfolio risk and levels of provision for loss.

Interest Rate Risk Management. To the extent consistent with maintaining our qualification as a REIT, we follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to “match-fund”, which means our Manager seeks to structure the key terms of our borrowings to generally correspond with the expected holding period of our assets and their underlying leases and through hedging activities.

Hedging Activities. We may engage in hedging transactions to protect our investment portfolio and variable rate leverage from interest rate fluctuations and other changes in market conditions. These transactions may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as we determine is in the best interest of our shareholders, given the cost of such hedges and the need to maintain our qualification as a REIT. We may from time to time enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates under certain short-term repurchase agreements. We may elect to bear a level of interest rate risk that could otherwise be hedged when our Manager believes, based on all relevant facts, that bearing such risk is advisable or economically unavoidable.

Equity Capital Policies. Under our operating agreement, we have authority to issue an unlimited number of additional common shares or other securities. In particular, our Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of shares in our Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without shareholder approval. After your purchase in this offering, our Manager may elect to: (i) sell additional shares in our offerings, (ii) issue equity interests in private offerings or (iii) issue shares to our Manager, or its successors or assigns, in payment of an outstanding fee obligation. To the extent we issue additional equity interests following the Merger, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Disposition Policies

As each of our investments reach what we believe to be its optimum value during the expected life of our Company, we will consider disposing of the investment and may do so for the purpose of either distributing the net sale proceeds to our shareholders or investing the proceeds in other assets that we believe may produce a higher overall future return to our shareholders. However, in accordance with our investment objective of achieving maximum capital appreciation, we may sell a particular property or other asset before or after this anticipated holding period if, in the judgment of our Manager’s investment committee, selling the asset is in our best interest. The determination of when a particular investment should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property or other investment is anticipated to decline substantially, whether we could apply the proceeds from the sale of the asset to make other investments consistent with our investment objectives, whether disposition of the asset would allow us to increase cash flow, and whether the sale of the asset would constitute a prohibited transaction under the Code or would impact our status as a REIT. Our ability to dispose of property during the first few years following its acquisition is restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Code regarding prohibited transactions by REITs, a REIT that sells a property other than foreclosure property that is deemed to be inventory or property held primarily for sale in the ordinary course of business is deemed a “dealer” with respect to any such property and is subject to a 100% penalty tax on the net income from any such transaction unless the sale qualifies for a statutory safe harbor from application of the 100% tax. As a result, our Manager attempts to structure any disposition of our properties with respect to which our Manager believes we could be viewed as a dealer in a manner to avoid this penalty tax through reliance on the safe harbor available under the Code or through the use of a TRS. See “U.S. Federal Income Tax Considerations —Taxation of Our Company”. Alternatively, the risk of incurring the 100% tax may require the Manager to forgo an otherwise attractive sale opportunity.

When we determine to sell a particular property or other investment, we seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized. The selling price of a leased office, retail or industrial property is determined in large part by the amount of rent payable by the tenants. With respect to apartment communities, the selling price is determined in large part by the amount of rent payable by the residents. When determining the selling price of other types of real estate assets, such as hospitality and recreation and leisure properties, we consider such factors as expected future cash flow from the properties as well as industry-specific information. The terms of payment are affected by custom in the area in which the property being sold is located and the then prevailing economic conditions.

Market conditions, our status as a REIT and other factors could cause us to delay the commencement of our liquidation or other liquidity event. Even after we decide to liquidate, we are under no obligation to conclude our liquidation within a set time because the timing of the sale of our assets depends on real estate and financial markets, economic conditions of the areas in which the properties are located and U.S. federal income tax effects on shareholders that may prevail in the future, and we cannot assure you that we will be able to liquidate our assets. After commencing a liquidation, we would continue in existence until all properties are sold and our other assets are liquidated. In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” with potentially unfavorable tax consequences for our shareholders, or terminate our status as a REIT.

Liquidity Event

While not required, our Manager has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of our Company, a consolidation transaction with other companies managed by our Manager or its affiliates, a listing of our shares on a national securities exchange or a similar transaction. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our shareholders.

Prior to our completion of a liquidity transaction, our redemption plan may provide an opportunity for you to have your common shares redeemed, subject to certain restrictions and limitations. See “Description of our Common Shares—Redemption Plan”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We are a Delaware limited liability company formed to originate, invest in and manage a diversified portfolio of commercial real estate properties. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt securities (including CMBS, CDOs, and REIT senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of commercial real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We plan to continue to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors.

Fundrise Advisors, LLC is our Manager. As our Manager, it manages our day-to-day operations and our portfolio of commercial real estate equity investments and other select real estate-related assets. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitation in our operating agreement and the direction and oversight of our Manager’s investment committee. Our sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf.

We elected to be taxed as a REIT under the Code, commencing with our taxable year ended December 31, 2016. As we have qualified as a REIT for U.S. federal income tax purposes, we generally are not subject to U.S. federal income tax to the extent we distribute qualifying dividends to our shareholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we are organized and will continue to operate in a manner that will enable us to qualify for treatment as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016, and we intend to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with our sponsor, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Related Party Loans

If we have sufficient funds to acquire only a portion of a real estate investment then, in order to cover the shortfall, we may obtain a related party loan from, or issue a participation interest to an affiliate. Our operating agreement expressly authorizes us to enter into such related party loans and to issue such participation interests. Each related party loan and participation interest will be an unsecured obligation of ours, that is payable solely to the extent that such related party loan or participation interest remains outstanding. As we sell additional common shares, we will use the proceeds of such sales to pay down the principal and interest of any related party loan or the principal of the outstanding participation interests, as appropriate, reducing the payment obligation of such related party loan or participation interest, and our obligation to the holder of such related party loan or participation interest. We may also utilize related party loans, from time to time, as a form of leverage to acquire real estate assets. As of December 1, 2025, we had no outstanding company-level related party debt.

In instances where a participation interest is outstanding, payments of the participation interest will be pari passu (i.e., of equal seniority) to our right to payment from the underlying asset, and any payments received from the underlying asset will be subsequently distributed pro rata (i.e., in equal proportion to their proportionate interest) among us and the participation interest holder. In the event that we sell a sufficient number of common shares through any offering to fully extinguish the principal of an outstanding participation interest, we will repay the participation interest, and, other than any accrued but unpaid return due to it from the underlying asset, the holder of the participation interest will no longer hold any obligation of ours with regard to payment. It is anticipated that each participation interest will have a varying return that is dependent upon, and will generally be identical to, the projected return on the underlying asset.

Our Investments

Overview

Throughout 2025, our Manager continued to execute on our strategy of acquiring and opportunistically selling real estate properties. Our strategy has focused on acquiring properties with significant possibilities for short-term capital appreciation.

Investments Summaries

The following tables summarize the asset acquisitions the Company has made as of the date of this offering circular, all of which were acquired from third parties. Note: the use of the term “controlled subsidiary” is not intended to conform with the GAAP definition and does not correlate to a subsidiary that would require consolidation under GAAP. Fuller descriptions of each of these assets, including any update since the date of acquisition, may be found in their respective Form 1-U reports, which are linked in the tables below.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Date of Acquisition	Location	Type of Property	Overview (Form 1-U)
AP98 Controlled Subsidiary	12/15/2020	Conroe, TX	Single-family rental	Initial	Update
West Kernan Controlled Subsidiary	04/08/2021	Jacksonville, FL	Multifamily	Initial	Update
A93 Controlled Subsidiary(1)	09/01/2022	Capital Heights, MD	Industrial	Initial	Update

(1)	This asset was acquired by the Company on September 1, 2022 in connection with the previous merger transaction with Fundrise Balanced eREIT, LLC, in which the Company was the surviving entity. The date of acquisition herein represents the date of the previous merger.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Date of Acquisition	Location	Type of Property	Overview (Form 1-U)
RSE The Reef Controlled Subsidiary	08/31/2018	Fort Myers, FL	Multifamily	Initial	N/A

Real Property Controlled Subsidiaries (Joint Venture Investments)	Date of Acquisition	Location	Type of Property	Overview (Form 1-U)
RSE Peak Controlled Subsidiary(1)(2)	09/19/2016	Richland, WA	Multifamily	Initial	Update Update 2
RSE Aspect Promenade Controlled Subsidiary(1)(2)	05/30/2018	Kissimmee, FL	Multifamily	Initial	Update
RSE Aspect Promenade Controlled Subsidiary(1)(2)	07/18/2018	Hollywood, FL	Multifamily	Initial	Update
RSE Aspect Promenade Controlled Subsidiary(1)(2)	03/29/2019	Raleigh, NC	Multifamily	N/A	N/A
RSE Amira Controlled Subsidiary(1)(2)	07/18/2019	Tampa, FL	Multifamily	Initial	Update Update 2
EVO Controlled Subsidiary(2)	12/20/2019	Las Vegas, NV	Multifamily	Initial	Update
RSE Lexington Controlled Subsidiary(2)	02/26/2021	Lithonia, GA	Multifamily	Initial	N/A
RSE Trellis Controlled Subsidiary(2)	04/02/2021	Marietta, GA	Multifamily	Initial	N/A
Quail Valley Controlled Subsidiary(2)(3)	09/01/2022	Charlotte, NC	Multifamily	Initial	N/A
Chase Heritage Controlled Subsidiary(1)(2)(3)	09/01/2022	Sterling, VA	Multifamily	Initial	N/A
Alon Controlled Subsidiary(2)(3)	09/01/2022	San Antonio, TX	Multifamily	Initial	N/A
FR Rental, LLC(4)	12/26/2024	Los Angeles, CA	Mixed-Use	Initial	N/A

(1)	This investment has been redeemed as of the date of this offering circular. Refer to the Form 1-U filings above for additional detail.

(2)	Multifamily real estate investment was acquired by the Company through our investment in a joint venture between the Company and a third party in which we hold an interest. The return structure of our investment follows the legal ownership percentage.

(3)	This asset was acquired by the Company on September 1, 2022 in connection with the previous merger transaction with Fundrise Balanced eREIT, LLC, in which the Company was the surviving entity. The date of acquisition herein represents the date of the previous merger.

(4)	On December 26, 2024, the Company acquired a 25.0% Tenancy-in-Common interest in FR Rental, LLC.

As of the date of this offering circular, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending, LLC, a self-sustaining lending entity formed by our Manager and which is financed by each of the eREITs affiliated with our sponsor, in exchange for ownership interests.

Purchase prices for these investments, all of which were acquired from third parties, were determined on an arm’s-length basis without obtaining an appraisal. However, in accordance with the Company’s investment policy, after acquisition we may obtain appraisals on our properties for valuation purposes from time-to-time and in connection with obtaining property debt financing. Refer to the initial Form 1-Us referenced above for additional information on these investments. Any material updates to these investments will be described in subsequent Form 1-U filings.

The following schedule provides information regarding our real estate investments held as of the date of this offering circular:

Real Estate Investment	Type of Property	Ownership Interest	Square Footage	Total Units		Occupancy Rate(1)
AP98 Controlled Subsidiary	Single-family rental	100%	197,000	124	(2)	93%
West Kernan Controlled Subsidiary	Multifamily	100%	267,000	301		92%
A93 Controlled Subsidiary	Industrial	100%	20,000	1		100%
EVO Controlled Subsidiary(3)	Multifamily	13%	405,000	376		94%
RSE Lexington Controlled Subsidiary(3)	Multifamily	95%	237,000	216		94%
RSE Trellis Controlled Subsidiary(3)	Multifamily	90%	265,000	210		91%
Quail Valley Controlled Subsidiary(3)	Multifamily	70%	221,000	232		92%
Alon Controlled Subsidiary(3)	Multifamily	32%	236,000	306		93%
FR Rental, LLC	Mixed-Use	25%	75,000	9		9%
RSE The Reef Controlled Subsidiary(4)	Multifamily	(4)	335,000	228		96%

(1)	For our industrial investments, the occupancy rate includes all leased square footage as of June 30, 2025. For our multifamily and single-family rental investments, occupancy rates include the average occupancy over the five year period ending June 30, 2025 or if earlier, the period since acquisition date. Such average occupancy rates are materially representative of the current occupancy rates as of the date of this Offering Circular.

(2)	Single family rental homes are accounted for in the number of properties, rather than rental housing units.

(3)	The return structure for this property does not follow the legal ownership and is subject to the sponsor receiving certain levels of promote based on achieving predetermined hurdles. As a result, the Company’s actual economic interest (as distinct from its legal ownership interest) in the property could fluctuate from time to time and may not wholly align with its legal ownership interests.

(4)	We directly acquired ownership of a controlled subsidiary in which we have the right to receive a preferred economic return. Our purchase price is the initial stated value of our equity interest the controlled subsidiary. We are entitled to receive an economic return of 10.9% per annum.

The following schedule provides additional detail related to the principal business of our tenants as of the date of this offering circular:

Property	Principal Business of Tenants
AP98 Controlled Subsidiary	Residential
West Kernan Controlled Subsidiary	Residential
A93 Controlled Subsidiary	Commercial distribution (Industrial)
EVO Controlled Subsidiary	Residential
RSE Lexington Controlled Subsidiary	Residential
RSE Trellis Controlled Subsidiary	Residential
Quail Valley Controlled Subsidiary	Residential
Alon Controlled Subsidiary	Residential
FR Rental, LLC	Commercial
RSE The Reef Controlled Subsidiary	Residential

Lease Expirations

The following schedule details the expiring leases at our consolidated industrial property by annualizing base rent and square footage as of June 30, 2025 (dollar amounts are in thousands). The table below excludes multifamily / residential properties as substantially all leases at such properties expire within 12 months:

Year	Number of Expiring Leases	Annualized Base Rent(1)	% of Total Annualized Base Rent Expiring	Square Feet	% of Total Square Feet Expiring
2025	-	$461		-
2026	-	$471		-
2027	-	$482		-
2028	-	$493		-
2029	1	$420	100%	20,000	100%
2030	-			-
2031	-			-
2032	-			-
2033	-			-
2034	-			-
Thereafter	-			-
Total	1	$2,328	100%	20,000	100%

(1)	Annualized base rent is determined from the annualized base rent as of June 30, 2025 and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization.

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as investment companies under the Investment Company Act.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities”, among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We anticipate that we will hold real estate and real estate-related assets described below (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through minority-owned joint venture subsidiaries.

We intend, directly or through our subsidiaries, to originate, invest in and manage a diversified portfolio of commercial real estate investments. We expect to originate, acquire and structure a diversified portfolio of commercial real estate properties. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate-related debt securities and other real estate-related assets.

We monitor our compliance with the 40% test and the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act. The securities issued by any wholly-owned or majority-owned subsidiary that we may form and that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis.

In addition, we believe that neither we nor certain of our subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because we and they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and such subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act.

The determination of whether an entity is a majority-owned subsidiary of our Company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. The determination of whether an entity is a majority-owned subsidiary of our Company is made by us. In addition, we treat certain of the joint venture interests held by the Company or the Controlled Subsidiaries as not “securities” for purposes of the Investment Company Act and the other U.S. federal securities laws based on Securities & Exchange Commission v. W.J. Howey Co., 328 U.S. 293, 66 S. Ct. 1100 (1946) and Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied 454 U.S. 897 (1981). The framework set forth in Howey and Williamson, as implemented by a variety of courts, relies on a large number of factors, including the number of interest holders, the manner of solicitation, the relationship between the interest holders (and their ability to communicate with each other), the information rights held by the interest holders, the oversight and removal and/or termination rights of the interest holders with respect to any applicable manager, sponsor or equivalent person, the ability of the interest holders to influence business decisions, and the experience and knowledge of the interest holders. Therefore, the analysis by the Company is based on the specific facts and circumstances of the particular joint venture interest. We have not asked the SEC staff for concurrence of our analysis with respect to whether an interest is the functional equivalent of a voting security or whether a joint venture is not a security, our treatment of certain interests as voting securities, , our treatment of certain joint venture interests as not securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries or with our determination that one or more joint venture interests are not securities, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

Certain of our subsidiaries may also rely upon the exclusion from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate”, which we refer to as “qualifying real estate interests”, and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets”.

In reliance on published SEC staff guidance, we treat as “qualifying real estate interests” fee interests in real estate, mortgage loans fully secured by real estate, certain mezzanine loans and certain B-Notes. Commercial real estate-related debt securities (including CMBS, CDOs and REIT senior unsecured debt) are treated as “real estate-related assets”.

On August 31, 2011, the SEC published a concept release entitled “Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments” (Investment Company Act Rel. No. 29778). This release notes that the SEC is reviewing the Section 3(c)(5)(C) exclusion relied upon by companies similar to us that invest in mortgage loans. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations as a result of this review. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon our exclusion from the need to register under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies that we have chosen.

The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations.

Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Liquidity and Capital Reserves, Results of Operations and Initial Accounting Policies

See the linked sections below regarding our (i) liquidity and capital resources, (ii) results of operations, and (iii) initial accounting policies for the periods covered by our most recent Annual Report on Form 1-K and Semi-Annual Report on Form 1-SA for information, which information is hereby incorporated by reference into this offering circular.

▪	Form 1-K for the Fiscal Year ended December 31, 2024 (see Item 2)
▪	Form 1-SA for the Fiscal Semiannual Period ended June 30, 2025 (see Item 1)

DESCRIPTION OF OUR COMMON SHARES

The following descriptions of our common shares, certain provisions of Delaware law and certain provisions of our certificate of formation and operating agreement, are summaries and are qualified by reference to Delaware law, our certificate of formation and our operating agreement, copies of which are filed as exhibits to the offering statement of which this offering circular is a part. See “Where You Can Find More Information”.

General

We are a Delaware limited liability company organized on June 30, 2015 under the Delaware LLC Act issuing limited liability company interests. The limited liability company interests in our Company are denominated in common shares of limited liability company interests (“common shares”) and, if created in the future, preferred shares of limited liability company interests (“preferred shares”). Our operating agreement provides that we may issue an unlimited number of common shares with the approval of our Manager and without shareholder approval.

All of the common shares offered by this offering circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the common shares, as determined by our Manager, the holders of such shares are not liable to us to make any additional capital contributions with respect to such shares (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the Delaware LLC Act). Holders of common shares have no conversion, exchange, sinking fund or appraisal rights, no pre-emptive rights to subscribe for any securities of our Company and no preferential rights to distributions. However, holders of our common shares are eligible to participate in our redemption plan, as described below in “—Redemption Plan”.

We have a December 31st fiscal year end. In addition, we elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016.

Historical NAV

Below is the historical NAV per common share, as determined in accordance with our valuation policies, for each recent quarterly period. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$19.55	Form 1-U
March 31, 2022	$20.32	Form 1-U
June 30, 2022	$20.75	Form 1-U
September 1, 2022	$21.10	Form 1-U
December 31, 2022	$17.89	Form 1-U
March 31, 2023	$18.03	Form 1-U
June 30, 2023	$17.72	Form 1-U
September 30, 2023	$17.45	Form 1-U
December 30, 2023	$16.43	Form 1-U
March 29, 2024	$16.70	Form 1-U
June 29, 2024	$16.82	Form 1-U
September 30, 2024	$16.85	Form 1-U
December 31, 2024	$16.23	Form 1-U
March 31, 2025	$16.24	Form 1-U
June 30, 2025	$16.34	Form 1-U
September 30, 2025	$16.53	Form 1-U
Projected NAV at Merger Effective Date	$16.39	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Our Manager has most recently declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Link
01/01/2022 – 01/31/2022	$0.0013698630		12/29/2021	04/12/2022	Form 1-U
02/01/2022 – 02/28/2022	$0.0013698630		01/28/2022	04/12/2022	Form 1-U
03/01/2022 – 03/31/2022	$0.0016438356		02/25/2022	04/12/2022	Form 1-U
04/01/2022 – 04/30/2022	$0.0015068493		03/30/2022	07/12/2022	Form 1-U
05/01/2022 – 05/31/2022	$0.0013698630		04/27/2022	07/12/2022	Form 1-U
06/01/2022 – 06/30/2022	$0.0013698630		05/27/2022	07/12/2022	Form 1-U
07/01/2022 – 07/31/2022	$0.0013698630		06/28/2022	10/12/2022	Form 1-U
08/01/2022 – 08/31/2022	$0.0012328767		07/27/2022	10/12/2022	Form 1-U
09/01/2022 – 10/01/2022	$0.0012328767		08/29/2022	10/12/2022	Form 1-U
10/02/2022 – 10/31/2022	$0.0012328767		10/01/2022	01/11/2023	Form 1-U
11/01/2022 – 11/30/2022	$0.0012328767		10/28/2022	01/11/2023	Form 1-U
12/01/2022 – 12/31/2022	$0.0012328767		11/29/2022	01/11/2023	Form 1-U
12/31/2022(2)	$3.1881465200		12/29/2022	01/11/2023	Form 1-U
01/31/2023 – 01/31/2023	$0.0012328767		12/29/2022	04/11/2023	Form 1-U
02/01/2023 – 02/28/2023	$0.0012328767		01/30/2023	04/11/2023	Form 1-U
03/01/2023 – 03/31/2023	$0.0010958904		02/27/2023	04/11/2023	Form 1-U
04/01/2023 – 04/30/2023	$0.0009589041		03/29/2023	07/12/2023	Form 1-U
05/01/2023 – 05/31/2023	$0.0008219178		04/27/2023	07/12/2023	Form 1-U
06/01/2023 – 06/30/2023	$0.0008219178		05/26/2023	07/12/2023	Form 1-U
07/01/2023 – 07/31/2023	$0.0008219178		06/28/2023	10/10/2023	Form 1-U
08/01/2023 – 08/31/2023	$0.0008219178		07/28/2023	10/10/2023	Form 1-U
09/01/2023 – 10/01/2023	$0.0009589041		08/28/2023	10/10/2023	Form 1-U
10/02/2023 – 10/31/2023	$0.0008219178		10/01/2023	01/10/2024	Form 1-U
11/01/2023 – 11/30/2023	$0.0006849315		10/27/2023	01/10/2024	Form 1-U
12/01/2023 – 12/31/2023	$0.0006849315		11/29/2023	01/10/2024	Form 1-U
01/01/2024 – 01/31/2024	$0.0006849315		12/28/2023	04/09/2024	Form 1-U
02/01/2024 – 02/29/2024	$0.0004109589		02/01/2024	04/09/2024	Form 1-U
03/01/2024 – 03/31/2024	$0.0002739726		03/01/2024	04/09/2024	Form 1-U
04/01/2024 – 04/30/2024	$0.0002739726		04/01/2024	07/10/2024	Form 1-U
05/01/2024 – 05/31/2024	$0.0002739726		05/01/2024	07/10/2024	Form 1-U
06/01/2024 – 06/30/2024	$0.0001369863		06/01/2024	07/10/2024	Form 1-U
07/01/2024 – 07/31/2024	$0.0001369863		07/01/2024	10/09/2024	Form 1-U
08/01/2024 – 08/31/2024	$0.0001369863		08/01/2024	10/09/2024	Form 1-U
09/01/2024 – 09/30/2024	$0.0001369863		09/01/2024	10/09/2024	Form 1-U
10/01/2024 – 10/31/2024	$0.0000684932		10/01/2024	01/09/2025	Form 1-U
11/01/2024 – 11/30/2024	$0.0000684932		11/01/2024	01/09/2025	Form 1-U
12/01/2024 – 12/31/2024	$0.0000684932		12/01/2024	01/09/2025	Form 1-U
12/31/2024(3)	$0.7012165869		12/30/2024	01/09/2025	Form 1-U
01/01/2025 – 01/31/2025	$0.0000684932		01/01/2025	04/09/2025	Form 1-U
02/01/2025 – 02/28/2025	$0.0000684932		02/01/2025	04/09/2025	Form 1-U
03/01/2025 – 03/31/2025	$0.0000684932		03/01/2025	04/09/2025	Form 1-U
04/01/2025 – 04/30/2025	$0.0000684932		04/01/2025	07/10/2025	Form 1-U
05/01/2025 – 05/31/2025	$0.0000684932		05/01/2025	07/10/2025	Form 1-U
06/01/2025 – 06/30/2025	$0.0000684930		06/01/2025	07/10/2025	Form 1-U
Weighted Average	$0.0037568333	(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	On December 29, 2022, in order to comply with real estate investment trust distribution requirements as a result of gains recognized from equity method investees, the Manager of the Company declared a distribution of $3.1881465200 per share (the “Additional December 31, 2022 Dividend”) for shareholders of record as of the close of business on December 31, 2022. The distribution was payable to shareholders of record as of the close of business on December 31, 2022 and the distribution was paid on January 11, 2023.

(3)	On December 30, 2024, in order to comply with real estate investment trust distribution requirements as a result of gains recognized from equity method investees, the Manager of the Company declared a distribution of $0.7012165869 per share (the “Additional December 31, 2024 Dividend”) for shareholders of record as of the close of business on December 31, 2024. The distribution was payable to shareholders of record as of the close of business on December 31, 2024 and the distribution was paid on January 9, 2025.

(4)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2022 through June 30, 2025.

Any distributions that we make directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

While we are under no obligation to do so, we expect that our Manager will continue to declare distributions with a daily record date, and pay distributions quarterly in arrears in amounts similar to those previously declared. However, there can be no assurance as to whether distributions will be declared or the amount of such distributions. Shareholders will be entitled to declared distributions on each of their shares from the time the shares are issued to the shareholder until the redemption date as described below in “—Redemption Plan”.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. Generally, income distributed will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income each year (computed without regard to the dividends paid deduction and our net capital gain). Distributions are authorized at the discretion of our Manager, in accordance with our earnings, present and reasonably projected future cash flows and general financial condition. Our Manager’s discretion is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements and to avoid U.S. federal income and excise taxes on retained income and gains.

We are not prohibited from distributing our own securities in lieu of making cash distributions to shareholders. Our operating agreement also gives the Manager the right to distribute other assets rather than cash. The receipt of our securities or assets in lieu of cash distributions may cause shareholders to incur transaction expenses in liquidating the securities or assets. We do not have any current intention to list our common shares on a stock exchange or other trading market, nor is it expected that a public market for the common shares will develop. We also do not anticipate that we will distribute other assets in kind (other than in the context of a roll up transaction).

While our goal is to pay distributions from our cash flow from operations, we may use other sources to fund distributions. Until the proceeds from our public offering are invested and generating operating cash flow, some or all of our distributions may be paid from other sources, including the net proceeds of any offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities. Use of some or all of these sources may reduce the amount of capital we invest in assets and negatively impact the return on your investment and the value of your investment. We have not established a limit on the amount of proceeds we may use to fund distributions. Total distributions for the six months ended June 30, 2025 of approximately $8,848,000 have been paid out of cash flows from operations, return of investments in equity method investees, and capital gain dividends in connection with the sale of the underlying multifamily property previously held by the RSE Amira Controlled Subsidiary, of which we held an equity interest. The underlying multifamily property was sold and the related distribution was declared to investors during the year ended December 31, 2024. Further information on the sale can be found in our Form 1-U filed on December 27, 2024 here. Total distributions for the year ended December 31, 2024 of approximately $1,945,000 have been paid out of cash flows from operations. Total distributions for the year ended December 31, 2023 of approximately $55,724,000 have been paid out of cash flows from operations, repayment of real estate debt investments, return of investment in equity method investees, and capital gain dividends in connection with the sale of two multifamily properties previously held by the Aspect Promenade Controlled Subsidiary, of which we held an equity interest. Two properties were sold and the related distributions were declared to investors during the year ended December 31, 2022. Further information on the sales can be found in our Form 1-Us filed on August 17, 2022 here and September 20, 2022 here. When calculated on a tax basis, distributions were made 100% from capital gains for the six months ended June 30, 2025, were made 100% from capital gains for the year ended December 31, 2024, and were made 20% from ordinary income and 80% from return of capital for the year ended December 31, 2023. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Company’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.

Our distributions constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis, it will be treated as gain resulting from a sale or exchange of such shares.

We are not prohibited from distributing our own securities in lieu of making cash distributions to shareholders. Our operating agreement also gives the Manager the right to distribute other assets rather than cash. The receipt of our securities or assets in lieu of cash distributions may cause shareholders to incur transaction expenses in liquidating the securities or assets. We do not have any current intention to list our common shares on a stock exchange or other trading market, nor is it expected that a public market for the common shares will develop. We also do not anticipate that we will distribute other assets in kind (other than in the context of a roll up transaction).

Voting Rights

Our common shareholders have voting rights only with respect to certain matters, as described below. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders until the redemption date as described below in “—Redemption Plan”. Generally, matters to be voted on by our shareholders must be approved by either a majority or supermajority, as the case may be, of the votes cast by all common shares present in person or represented by proxy. Our operating agreement provides that special meetings of shareholders may be called by our Manager. If any such vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

The following circumstances will require the approval of holders representing a majority or supermajority, as the case may be, of the common shares:

▪	any amendment to our operating agreement that would adversely change the rights of the common shares, other than any amendment to the definition of “Market Price” in our operating agreement (majority of affected class/series);

▪	removal of our Manager as the manager of our Company for “cause” as described under “Management—Term and Removal of the Manager” (two-thirds); and

▪	the dissolution of our Company (only if the Manager has been removed for “cause”) (majority).

General Procedures

Public Announcements; Notices. In the case of specified dispositions or a redemption, we will publicly announce or otherwise provide specified information to holders of common shares.

Meetings. Our operating agreement provides that special meetings of shareholders may only be called by our Manager. There will be no annual or regular meetings of the Members.

Fractional Shares. Our Manager does not have to issue or deliver any fractional shares to any holder of common shares upon any redemption or distribution under the provisions described under “— Redemptions”. Instead of issuing fractional shares, we may pay cash for the fractional share in an amount equal to the fair market value of the fractional share, without interest.

Adjustments for Distributions. Upon the redemption of any common shares, the redemption price will be reduced by the aggregate sum of NAV Distributions, if any, declared (whether paid or unpaid) for such quarter. The redemption price will not, however, be reduced by the aggregate sum of other distributions, if any, that are not NAV Distributions that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date (i.e., the last business day of the applicable quarter). If a redemption date with respect to common shares comes after the record date for the payment of a distribution to be paid on those shares but before the payment or distribution, the registered holders of those shares at the close of business on such record date will be entitled to receive the distribution on the payment date, notwithstanding the redemption of those shares or our default in payment of the distribution.

Payment of Taxes. If any person exchanging a certificate representing common shares wants us to issue a certificate in a different name than the registered name on the old certificate, that person must pay any transfer or other taxes required by reason of the issuance of the certificate in another name or establish, to the satisfaction of us or our agent, that the tax has been paid or is not applicable.

Liquidation Rights

In the event of a liquidation, termination or winding up of our Company, whether voluntary or involuntary, we will first pay or provide for payment of our debts and other liabilities, including the liquidation preferences of any class of preferred shares. Thereafter, holders of our common shares will share in our funds remaining for distribution pro rata in accordance with their respective interests in our Company.

Preferred Shares

Section 215(e) of the Delaware LLC Act also specifically authorizes the creation of ownership interests of different classes of limited liability company interests, having such relative rights, powers and duties as the limited liability company agreement may provide, and may make provision for the future creation in the manner provided in the limited liability company agreement of additional classes of membership interests. In accordance with this provision, our operating agreement provides that our Manager is authorized to provide for the issuance from time to time of an unlimited amount of one or more classes or series of preferred shares of limited liability company interests (“preferred shares”). Unless otherwise required by law or by any stock exchange, if applicable, any such authorized preferred shares will be available for issuance without further action by our common shareholders. Our Manager is authorized to fix the number of preferred shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series and without shareholder approval. As of the date of this offering circular, no preferred shares are outstanding and we have no current plans to issue any preferred shares.

We could issue a class or series of preferred shares that could, depending on the terms of the class or series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of holders of common shares might believe to be in their best interests or in which holders of common shares might receive a premium for their common shares.

Transfer Agent and Registrar

As of December 31, 2016, our Manager entered into an agreement with Computershare Inc., and its wholly-owned subsidiary Computershare Trust Company, N.A. (together with Computershare, Inc., “Computershare”), whereby Computershare agreed to act as our transfer agent.

Operating Agreement

Non-Member Manager

▪	Our operating agreement designates Fundrise Advisors, LLC, an affiliate of our sponsor, as our non-member manager. Our Manager is generally not entitled to vote on matters submitted to our shareholders, although its approval is required with respect to certain amendments to the operating agreement that would adversely affect its rights. Our Manager does not have any distribution, redemption, conversion or liquidation rights by virtue of its status as the Manager.

▪	Our operating agreement further provides that the Manager, in exercising its rights in its capacity as the Manager, is entitled to consider only such interests and factors as it desires, including its own interests, and has no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our shareholders and is not subject to any different standards imposed by our operating agreement, the Delaware LLC Act or under any other law, rule or regulation or in equity.

Organization and Duration

We were formed on June 30, 2015, as Fundrise Equity REIT, LLC, a Delaware limited liability company. We will remain in existence until dissolved in accordance with our operating agreement.

Purpose

Under our operating agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreement relating to such business activity; provided, however, that our Manager may only revoke or otherwise terminate our REIT election, without approval of our shareholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

Agreement to be Bound by our Operating Agreement; Power of Attorney

By receiving common shares in the Merger, you will become a shareholder of our Company and will be bound by the provisions of, and deemed to be a party to, our operating agreement. Pursuant to our operating agreement, each shareholder and each person who acquires a common share from a shareholder grants to our Manager a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, our operating agreement.

No Fiduciary Relationship with our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Limited Liability and Indemnification of our Manager and Others

Subject to certain limitations, our operating agreement limits the liability of our Manager, its officers, our sponsor and our sponsor’s shareholders and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager, its officers and directors, our sponsor and our sponsor’s shareholders and affiliates.

Our operating agreement provides that to the fullest extent permitted by applicable law our Manager, its officers and directors, our sponsor and our sponsor’s shareholders and affiliates are not liable to us. In addition, pursuant to our operating agreement, we have agreed to indemnify our Manager, its officers, our sponsor and our sponsor’s shareholders and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of our Company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the manager or one of our Manager’s officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Amendment of Our Operating Agreement; Exclusive Authority of our Manager to Amend our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our Manager. Our Manager is not required to seek approval of the shareholders to adopt or approve any amendment to our operating agreement, except to the extent that such amendment would limit the rights of the holders of any class or series of shares or would otherwise have an adverse effect on such holders. In such a case, the proposed amendment must be approved in writing by holders representing a majority of the class or series of shares so affected.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve upon: (1) the election of our Manager to dissolve us; (2) the sale, exchange or other disposition of all or substantially all of our assets; (3) the entry of a decree of judicial dissolution of our Company; or (4) at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware LLC Act.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books are maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP. For financial reporting purposes and U.S. federal income tax purposes, our fiscal year and our tax year are the calendar year.

Determinations by our Manager

Any determinations made by our Manager under any provision described in our operating agreement are final and binding on our shareholders, except as may otherwise be required by law, or as a result of any determination by our Manager to revoke or otherwise terminate our REIT election, without approval of our shareholders, if the Manager determines that it is no longer in our best interests to qualify as a REIT. We prepare a statement of any determination by our Manager respecting the fair market value of any properties, assets or securities, and file the statement with our Company secretary.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, shares of our Company must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “Certain U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT”.

To assist us in qualifying as a REIT, our operating agreement, subject to certain exceptions, contains restrictions on the number and value of our common shares and the number and value of shares of our Company that a person may own. Our operating agreement provides that generally no person may own, or be deemed to own by virtue of certain attribution provisions of the Code, either more than 9.8% in value or in number of our common shares, whichever is more restrictive, or more than 9.8% in value or in number of our shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of our shares, whichever is more restrictive. We refer to these limits collectively as the “ownership limit”. An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of the shares of our Company described below is referred to as a “prohibited owner” if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of shares.

The applicable constructive ownership rules under the Code are complex and may cause our shares owned actually or constructively by a group of individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% by value or number of our common shares, whichever is more restrictive, or 9.8% by value or number of our shares, whichever is more restrictive, (or the acquisition of an interest in an entity that owns, actually or constructively, our shares by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

Our Manager may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular shareholder if the shareholder’s ownership in excess of the ownership limit would not result in our Company being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in us failing to qualify as a REIT. As a condition of its waiver or grant of excepted holder limit, our Manager may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our Manager in order to determine or ensure our Company’s qualification as a REIT. In addition, our Manager will reject any investor’s subscription in whole or in part if it determines that such subscription would violate such ownership limits.

In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, our Manager may from time to time increase or decrease the ownership limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of the shares then outstanding of our Company or our Company would otherwise fail to qualify as a REIT. Prior to the modification of the ownership limit, our Manager may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common shares or shares of our Company, as applicable, is in excess of such decreased ownership limit until such time as such individual’s or entity’s percentage ownership of our common shares or shares of our Company, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of our common shares or shares of our Company, as applicable, in excess of such percentage ownership of our common shares or shares of our Company will be in violation of the ownership limit.

Our operating agreement further prohibits:

▪	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our Company that would result in our Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

▪	any person from transferring our shares if such transfer would result in our shares being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our shares, or who would have owned our shares transferred to a trust as described below, must immediately give us written notice of the event, or in the case of an attempted or proposed transaction, must give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on ownership and transfer of our shares will not apply if our Manager determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of our shares as described above is no longer required in order for us to qualify as a REIT.

If any transfer of our shares would result in our shares being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of our shares or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by our Manager or in our Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then our operating agreement provides that the transfer of the shares will be null and void.

Shares of our Company transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported NAV value for our common shares on the day of the event which resulted in the transfer of such shares to the trust) and (2) the last reported NAV value of our common shares on the date we accept, or our designee accepts, such offer (or $10.00 if no NAV has been reported). We may reduce the amount payable by the amount of any dividend or other distribution that we have paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above, and we may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such shares will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, as soon as practicable after receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of shares of our Company. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported NAV value for our common shares on the day of the event which resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that our shares have been transferred to a trust, such shares are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that our shares have been transferred to the trust will be paid by the recipient to the trustee upon demand.

Subject to Delaware law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

▪	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

▪	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible company action, then the trustee may not rescind and recast the vote.

In addition, if our Manager determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of our shares, our Manager may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem our shares, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of our shares, within 30 days after the end of each taxable year, must give us written notice, stating the shareholder’s name and address, the number of shares of each class of our Company that the shareholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the shareholder’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each shareholder must provide to us in writing such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing our shares will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common shares or otherwise be in the best interest of the holders of the common shares.

REIT Election

Our operating agreement provides that our Manager may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

Personal Conduct Repurchase Right

Our operating agreement provides that we may elect to repurchase, at a price equal to the greater of (i) $10.00 per share or (ii) NAV per share, all of the common shares held by an investor in the event that such investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon us, as determined by the Manager in its sole and absolute discretion. The purchase price will be payable to the investor in a single payment, with the payment becoming due fifteen (15) business days following the date on which we provide notice to the investor of our decision to repurchase the common shares.

Prospect of Roll-Up/Public Listing

Our Manager may determine that it is in our best interest to (i) contribute to, or convert our Company into, an alternative vehicle, through consolidation, merger or other similar transaction with other companies, some of which may be managed by our Manager or its affiliates (a “Roll-Up”) or (ii)  list our shares (or shares of the Roll-Up vehicle) on a national securities exchange. In connection with a Roll-Up, shareholders may receive from the Roll-Up vehicle cash, stock, securities or other interests or assets of such vehicle, on such terms as our Manager deems fair and reasonable, provided, however, that our Manager will be required to obtain approval of shareholders holding a majority of the outstanding common shares if required by applicable laws or regulations.

Anti-Takeover Effects of Our Operating Agreement and Delaware Law

The following is a summary of certain provisions of our operating agreement and Delaware law that may be deemed to have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of our Company. These provisions include the following:

Authorized but Unissued Shares

Our operating agreement authorizes us to issue additional common shares or other securities of our Company for the consideration and on the terms and conditions established by our Manager without the approval of our shareholders. In particular, our Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of shares of our Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. Our ability to issue additional shares and other securities could render more difficult or discourage an attempt to obtain control over us by means of a tender offer, merger or otherwise.

Delaware Business Combination Statute—Section 203

We are a limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control. Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. Our Manager may elect to amend our operating agreement at any time to have Section 203 apply to us.

Valuation Policies

We usually engage an independent valuation expert with expertise in appraising commercial real estate loans and assets or receive an independent valuation expert report at the time each loan or asset is acquired in order to provide valuations of certain commercial real estate assets and investments, including related liabilities, that are set forth in reports of the underlying real estate, and to adjust those valuations for events known to the independent valuation expert that it believes are likely to have a material impact on previously provided estimates of the value, to the extent applicable, of the affected commercial real estate assets and investments and related liabilities. Our real estate assets consist primarily of a diversified portfolio of commercial real estate loans, commercial real estate and other real estate-related assets where the underlying collateral is typically commercial real estate or security interests therein. Our commercial real estate related liabilities consist primarily of related party loans and participation interests, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Related Party Loans”. In addition, our assets include liquid assets and securities classified as held to maturity, which are not valued by our independent valuation expert, and cash and cash equivalents. We amortize asset acquisition costs over the duration of the real estate asset. In the instances of assets with uncertain durations, we amortize asset acquisition costs over five years. Our liabilities include accrued fees and operating expenses, accrued distributions payable, accrued management fees and, to the extent we are using margin, trade payables incurred in the ordinary course of business, which are estimated by our Manager. Our Manager is responsible for ensuring that the independent valuation expert discharges its responsibilities in accordance with our valuation guidelines, and periodically receives and reviews such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility.

At the end of each fiscal quarter, our sponsor’s internal accountants and asset management team will calculate our NAV per share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, as determined by such asset management team, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances reports, of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions and (4) estimated accruals of our operating revenues and expenses. For joint venture or direct equity investments, the sponsor primarily relies on the discounted cash flow method. Under the discounted cash flow method, our sponsor’s asset management team will calculate the distributions due to the respective investment based on a property-level pro forma measured against ongoing actual performance over the projected likely-hold period. The sponsor’s asset management team will then discount future cash-flow projections at an appropriate market levered-discount rate to determine present value, which value is considered the net asset value of the investment. The sponsor may alternatively apply the hypothetical sales method to value its investments. Under this approach, our sponsor’s asset management team will assume (i) the sale of the property at a price equal to the concluded property value, (ii) the liquidation of any additional assets after paying all liabilities, and (iii) the distribution of the net sale proceeds to investors. The distributed amount is considered the net asset value of each respective investment. For debt and fixed-return preferred equity investment, assuming no material adverse change in the property, the sponsor’s asset management team will mark these investments to their cost basis (including any accrued unpaid interest). If there were to be material adverse changes in these properties, the asset management team intends to value these investments using the hypothetical sales method described above. For our investments that have closed within three to nine months and no material changes have occurred from the original underwriting, our sponsor’s asset management team will typically apply the original property purchase price (or pre-closing third party appraisal value) for the property valuation, and the investment cost basis for the investment-level valuation.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In instances where we determine that an appraisal of the underlying real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising commercial real estate loans and assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor prepares, our NAV per share. If a material event occurs between scheduled annual valuations that our Manager believes may materially affect the value of any of our commercial real estate assets and investments, including related liabilities, our Manager anticipates informing the independent valuation expert so that, if appropriate, the valuation may adjust compared to the most recent valuations provided in the applicable report, if any, to account for the estimated impact. Our sponsor’s internal accountants determine our NAV per share by dividing our NAV by the number of our common shares outstanding as of the end of such period, prior to giving effect to any share purchases or redemptions to be effected for such period.

To assist our Manager in calculating our projected NAV per share in determining the Exchange Ratio, our Manager engaged third party appraisers to provide opinions of value over all of our and the Target’s commercial real estate assets. See Appendix A.

As there is no market value for our common shares as they are not expected to be listed or traded on any stock exchange or other marketplace, our goal is to provide a reasonable estimate of the value of our shares on a quarterly basis. However, the majority of our assets consist of commercial real estate equity investments and, as with any commercial real estate valuation protocol, the conclusions reached by our sponsor’s internal asset management team or internal accountants, as the case may be, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given fiscal quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

On December 23, 2025, the Company announced that in connection with the Merger, its NAV per share will be updated to $16.39 as of December 29, 2025. This NAV per common share will be effective through March 31, 2026, unless updated by us prior to that time.

Our Sponsor’s Asset Management Team

Our sponsor’s real estate and accounting teams play a role in asset management because our sponsor takes a “cradle to grave” approach to asset management. This means that the real estate team that closes a deal is then responsible for asset management of the property for the life of the investment. Members of our sponsor’s real estate team have previously worked as real estate developers, fund managers, real estate brokers, and homebuilders, while members of our sponsor’s accounting team have worked as auditors, fund accountants, consultants, private equity accountants, tax accountants, and property accountants.

Our sponsor’s real estate and accounting teams have acquired and asset managed more than 400 real estate assets. Since 2015, our sponsor’s real estate and accounting teams have worked with outside valuation experts in determining the NAV calculation for each of the investment programs sponsored by our sponsor. Based on this experience, our sponsor believes that its real estate team has a more intimate and detailed understanding of the properties than typical outside consultants and that its real estate and accounting teams can more accurately estimate our NAV.

In addition, our sponsor believes that it will ultimately be much more cost effective and efficient to produce NAV through its own asset management team than through the use of outside valuation consultants.

Share Price Adjustments

Our Manager set our initial offering price at $10.00 per share. As of the date of this offering circular, our per share purchase price is equal to $16.53 per share. The per share purchase price for our common shares is adjusted by our Manager quarterly (or as soon as commercially reasonable thereafter) to be equal to the greater of (i) $10.00 per share or (ii) NAV per share, in each case prior to giving effect to any share purchases or redemptions to be effected on such day. Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Estimates of our NAV per share are based on available information and judgment. We may not be aware of all ordinary course or non-extraordinary events that would have an impact between NAV determination periods that would cause NAV to change by 5% or more from quarter to quarter. For instance, from September 2022 to December 2022 and from September 2023 to December 2023, our NAV per share changed by more than 5% due to (among other things) macroeconomic headwinds and rising interest rates that resulted in slightly higher cap rates across the portfolio. While approximately 42% of our debt has a floating interest rate as of December 1, 2025, such floating interest rates have not had a material direct impact on the valuation of our assets, including in the time periods from September 2022 to December 2022 and September 2023 to December 2023.

We file with the SEC on a quarterly or other periodic basis an offering circular supplement disclosing the determination of our NAV per share that will be applicable for such a period (a “pricing supplement”). We file the pricing supplement at the beginning of such period. We also post that period’s NAV on our website, www.fundrise.com/growth1. Our website, www.fundrise.com/growth1 also contains this offering circular, including any supplements and amendments. We disclose, on a periodic basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. In addition, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

Any subscriptions that we receive during a fiscal quarter will be executed at the purchase price in effect at the time such subscription is received. Thus, even if settlement occurs in the following fiscal quarter, the purchase price for the shares will be the price in effect at the time the subscription was received.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with some limited liquidity, we have adopted a redemption plan to enable shareholders to redeem their common shares in limited circumstances. As previously disclosed in our Form 1-U filed on October 1, 2025 here, our redemption plan is currently temporarily suspended and we are not currently processing redemption requests. Our Manager may re-activate the plan at any time, at its sole discretion.

We will not solicit redemptions under this redemption plan, other than through our offering circular and any supplements or amendments thereto disclosing our NAV per share. Shareholders desiring to request redemption of their common shares must do so of their own volition and not at our behest, invitation or encouragement. Our role in effectuating redemptions under the redemption plan will solely be ministerial.

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. In addition, despite the illiquid nature of the assets expected to be held by our Company, our Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it. The terms under which we may redeem shares may differ between redemption requests upon the death or “qualifying disability” of a shareholder (“exceptional redemptions”), as further discussed below, and all other redemption requests. Investors should note, however, that even during exceptional redemption events, the redemption plan may not be available due to our Manager’s ability to amend, suspend, or terminate the redemption plan at any time.

Pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per redemption request. However, we reserve the right to waive these limitations for any reason. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

Except in the case of exceptional redemptions, the effective redemption price will be calculated based on a declining penalty to the redemption price in effect at the time of the redemption request, rounded down to the nearest cent. The redemption price will be equal to (i) the NAV per share for our common shares in effect at the time the redemption request is made, reduced by (ii) the aggregate sum of NAV Distributions, if any, declared (whether paid or unpaid) for such quarter. “NAV Distributions” are distributions that, in the sole discretion of the Manager, reduce the Company’s NAV (including, for example, distributions arising from the proceeds of the sale of one or more of our properties where such proceeds are not reinvested in other properties). The redemption price will not, however, be reduced by the aggregate sum of other distributions, if any, that are not-NAV Distributions that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date (i.e., the last business day of the applicable quarter).

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price)(1)
Settlement date to 5 years	99.0	%(2)
More than 5 years	100.0	%(3)
Exceptional redemptions	100.0	%(4)

(1)	The Effective Redemption Price will be the per share NAV for our common shares as of the time the redemption request is made and (i) reduced by any NAV Distributions during such quarter and (ii) rounded down to the nearest $0.01.
(2)	For shares held less than five (5) years, the Effective Redemption Price includes the fixed 1% penalty to the NAV for our common shares in effect at the time of the redemption request.
(3)	For shares held at least five (5) years, the Effective Redemption Price does not include any penalty to the NAV for our common shares in effect at the time of the redemption request.
(4)	For exceptional redemptions, the Effective Redemption Price does not include any penalty to the per share price for our common shares in effect at the time of the redemption request.

The following is a brief summary of our redemption plan, which is qualified in its entirety by the disclosure contained herein. As previously disclosed in our Form 1-U filed on October 1, 2025 here, our redemption plan is currently temporarily suspended and we are not currently processing redemption requests. Our Manager may re-activate the plan at any time, at its sole discretion.

SUMMARY OF REDEMPTION PLAN

Redemption Price	99-100% of NAV, depending on hold time and type of redemption request (reduced by NAV Distributions, if any).

Timing to submit request	On or before the last business day of the applicable quarter (the “Redemption Submission Deadline”).

Last Date to Withdraw Request	The last business day of the applicable quarter.

Date of Redemption Payment	Within twenty-one (21) days following the end of the applicable quarter.

Frequency	Quarterly.

Minimum Amount of Shares Redeemed	None.

Maximum Amount of Shares Redeemed	5,000 common shares or $50,000 worth of common shares, whichever is less.

As noted above, the effective redemption price will not include any penalty to the per share price for our common shares in effect at the time of the redemption request in respect of redemptions of shares resulting from the death of a shareholder who is a natural person, including shares held by such shareholder through a revocable grantor trust or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the shareholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who will have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 12 months after the death of the shareholder in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death of a shareholder. Such a written request must be accompanied by a certified copy of the official death certificate of the shareholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders dies. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.

Furthermore, as noted above, the effective redemption price will not include any penalty to the per share price for our common shares in effect at the time of the redemption request in respect of redemptions of shares held by a shareholder who is a natural person who is deemed to have a “qualifying disability” (as such term is defined in Section 72(m)(7) of the Code), including shares held by such shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such shareholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the shareholder became a shareholder. We must receive the written redemption request within 12 months of the initial determination of the shareholder’s disability in order for the shareholder to rely on any of the waivers described above that may be granted in the event of the disability of a shareholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders acquires a qualifying disability. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

If we agree to honor redemption requests, such redemption of our common shares will be made quarterly upon written request to us prior to the last business day of the applicable quarter. Shareholders may withdraw their redemption request at any time prior to the end of the applicable quarter. If we agree to honor redemption requests, such redemption requests will be effective as of the last business day of the applicable quarter, and funds will be remitted within twenty-one (21) days following the end of the applicable quarter. If we agree to honor a redemption request, the common shares to be redeemed will cease to accrue distributions or have voting rights as of the last business day of the applicable quarter. We reserve the right to redeem shares pursuant to an exceptional redemption request outside of our quarterly redemption process.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any given time period. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given quarter, such pending requests will be honored on a pro-rata basis, if at all, and priority will be given to exceptional redemptions. In the event that not all redemptions are being honored in a given quarter, the redemption requests not fully honored will be terminated, and will need to be resubmitted if they are to be considered in any future date on which redemptions are being honored. If funds available for the redemption plan are not sufficient to accommodate all redemption requests, common shares will be redeemed on a pro-rata basis, if at all, and priority will be given to exceptional redemptions. If a shareholder who holds less than 100 common shares submits a redemption request for all such shares, our Manager may determine in its sole discretion to redeem all such shares in full prior to redeeming all other redemption requests on a pro-rata basis.

We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a first in first out basis – meaning, those common shares that have been continuously held for the longest amount of time will be redeemed first. In addition, we intend to limit shareholders to redemption requests to the lesser of 5,000 common shares or $50,000 worth of common shares.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the redemption price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not generally intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT for U.S. federal income tax purposes, following any material decrease in our NAV, or for any other reason. However, in the event that we suspend our redemption plan, we expect that we will reject any outstanding redemption requests and do not intend to accept any new redemption requests until after the next NAV adjustment. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the www.fundrise.com/growth1 to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT for U.S. federal income tax purposes (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at investments@fundrise.com.

Reports to Shareholders

Our operating agreement requires that we prepare an annual report and deliver it to our common shareholders within 120 days after the end of each fiscal year. Our Manager is required to take reasonable steps to ensure that the annual report complies with our operating agreement provisions and with applicable securities laws.

Under the Securities Act, we must update this offering circular upon the occurrence of certain events, such as asset acquisitions. We will file updated offering circulars and offering circular supplements with the SEC. We are also subject to the informational reporting requirements that are applicable to Tier 2 companies whose securities are qualified pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. In addition, we will provide you directly with periodic updates, including offering circulars, offering circular supplements, quarterly pricing supplements, semi-annual information statements and other information.

We will provide such periodic updates electronically through our website, www.fundrise.com/growth1, and documents will be provided electronically. You may access and print all periodic updates provided through our website. As periodic updates become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the periodic updates. If our e-mail notification is returned to us as “undeliverable”, we will contact you to obtain your updated e-mail address. We will provide you with paper copies at any time upon request. The contents of our website are not incorporated by reference in or otherwise a part of this offering circular.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common shares. For purposes of this section, references to “we”, “us” or our “Company” means only Fundrise Equity REIT, LLC and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the current, temporary, and proposed regulations promulgated by the U.S. Treasury Department (“Treasury Regulations”), current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts and that a court could agree with the IRS. The summary is also based upon the assumption that the operation of our Company, and of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this offering circular. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular shareholder in light of its investment or tax circumstances or to shareholders subject to special tax rules, such as:

▪	U.S. expatriates;

▪	persons who mark-to-market our common shares;

▪	subchapter S corporations;

▪	U.S. shareholders who are U.S. persons (as defined below) whose functional currency is not the U.S. dollar;

▪	financial institutions;

▪	insurance companies;

▪	broker-dealers;

▪	REITs;

▪	regulated investment companies;

▪	trusts and estates;

▪	holders who receive our common shares through the exercise of employee stock options or otherwise as compensation;

▪	persons holding our common shares as part of a “straddle”, “hedge”, “short sale”, “conversion transaction”, “synthetic security” or other integrated investment;

▪	non-corporate taxpayers subject to the alternative minimum tax provisions of the Code;

▪	persons holding our common shares through a partnership or similar pass-through entity;

▪	persons holding a 10% or more (by vote or value) beneficial interest in our Company;

▪	tax exempt organizations, except to the extent discussed below in “Treatment of Tax Exempt U.S. Shareholders”; and

▪	non-U.S. persons (as defined below), except to the extent discussed below in “U.S. Taxation of Non-U.S. Shareholders”.

Except to a limited extent noted below, this summary does not address state, local, or non-U.S. tax considerations. This summary assumes that shareholders will hold our common shares as capital assets, within the meaning of Section 1221 of the Code, which generally means as property held for investment.

For the purposes of this summary, a U.S. person is a beneficial owner of our common shares who for U.S. federal income tax purposes is:

▪	a citizen or resident of the United States;

▪	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a state thereof or the District of Columbia;

▪	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

▪	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For the purposes of this summary, a U.S. shareholder is a beneficial owner of our common shares who is a U.S. person. A tax exempt U.S. shareholder is a U.S. person who is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Code. For the purposes of this summary, a non-U.S. person is a beneficial owner of our common shares who is a nonresident alien individual or a non-U.S. corporation for U.S. federal income tax purposes, and a non-U.S. shareholder is a beneficial owner of our common shares who is a non-U.S. person. The term “corporation” includes any entity treated as a corporation for U.S. federal income tax purposes, and the term “partnership” includes any entity treated as a partnership for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON SHARES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON SHARES.

The Merger

See the Information Statement regarding the Merger, included herein as Appendix A for a detailed discussion of the material tax consequences related specifically to the Merger.

Taxation of Our Company

We elected to be treated as a REIT under the Code, commencing with the taxable year ended December 31, 2016. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to its shareholders if it meets the applicable REIT distribution and other requirements for qualification. We believe that we have been and will continue to be organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed ownership, organization and method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. However, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations (including with respect to matters that we may not control or for which it is not possible to obtain all the relevant facts) and the possibility of future changes in our circumstances or applicable law, no assurance can be given by us that we will so qualify for any particular year or that the IRS will not challenge our conclusions with respect to our satisfaction of the REIT requirements.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code, discussed below. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which we may not control. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us or which serve as security for loans made by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

Taxation of REITs in General

Provided that we continue to qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the shareholder level, upon distributions by the REIT.

Even if we continue to qualify for taxation as a REIT, however, we will be subject to U.S. federal income taxation as follows:

▪	We will be taxed at regular U.S. federal corporate rates on any undistributed “REIT taxable income”, which is generally the taxable income of the REIT subject to specified adjustments including a deduction for dividends paid.

▪	If we have net income from “prohibited transactions”, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

▪	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property”, we may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) treating any income from such property as non-qualifying for purposes of the REIT gross income tests discussed below, provided however, that the gain from the sale of the property or net income from the operation of the property that would not otherwise qualify for the 75% gross income test but for the foreclosure property election will be subject to U.S. federal corporate income tax at the highest applicable rate (currently 21%).

▪	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.

▪	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of (i) $50,000 or (ii) the product of the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

▪	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

▪	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.

▪	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our shareholders, as described below in “—Requirements for Qualification as a REIT”.

▪	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any TRS and any other TRSs we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm’s length amounts.

▪	If we fail to qualify for taxation as a REIT because we fail to distribute by the end of the relevant year any earnings and profits we inherit from a taxable C corporation during the year (e.g., by tax-free merger or tax-free liquidation), and the failure is not due to fraud with intent to evade tax, we generally may retain our REIT status by paying a special distribution, but we will be required to pay an interest charge on 50% of the amount of undistributed non-REIT earnings and profits.

▪	If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we may be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the non-REIT corporation.

▪	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a shareholder would include its proportionate share of our undistributed long-term capital gain in its income (to the extent we make a timely designation of such gain to the shareholder), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the shareholder’s basis in our common shares.

▪	We may own subsidiaries that will elect to be treated as TRSs and we may hold investments through such TRSs, the earnings of which will be subject to U.S. federal corporate income tax.

▪	We will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in real estate mortgage investment conduits (“REMICs”) or “taxable mortgage pools” to the extent our common shares are held in record name by specified tax exempt organizations not subject to tax on unrelated business tax income (“UBTI”) or non-U.S. sovereign investors.

In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise property and other taxes.

Requirements for Qualification as a REIT

We elected to be taxable as a REIT for U.S. federal income tax purposes for our taxable year ended December 31, 2016 and for all subsequent taxable years. In order to have so qualified, we must meet and continue to meet the requirements discussed below (or as in effect for prior years), relating to our organization, ownership, sources of income, nature of assets and distributions of income to shareholders.

The discussion below summarizes current law except where expressly noted otherwise. We do not believe any differences between the current requirements for qualification as a REIT and the requirements in effect for any prior year have prevented us from qualifying as a REIT for any period.

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	commencing with its second REIT taxable year, the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)	in which, during the last half of each taxable year, commencing with its second REIT taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Code to include specified entities (the “5/50 Test”);

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

(9)	that uses the calendar year for U.S. federal income tax purposes and complies with the record keeping requirements of the Code and the Treasury Regulations promulgated thereunder; and

(10)	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

For purposes of condition (1), “directors” generally means persons treated as “directors” for purposes of the Investment Company Act, which we believe includes our Manager. Our shares are generally freely transferable, and we believe that the restrictions on ownership and transfers of our shares do not prevent us from satisfying condition (2). Although we are organized as a limited liability company, for U.S. federal income tax purposes we have elected to be classified as a corporation in compliance with condition (3). We believe that the shares sold in this offering will allow us to timely comply with conditions (5) and (6). However, depending on the number of shareholders who subscribe for shares in this offering and the timing of subscriptions, we may need to conduct an additional offering of preferred shares to timely comply with (5). For purposes of determining common shares ownership under condition (6) above, a certain stock bonus, pension, or profit-sharing plan, supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust generally are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. Provided we comply with these record keeping requirements and that we would not otherwise have reason to believe we fail the 5/50 Test after exercising reasonable diligence, we will be deemed to have satisfied the 5/50 Test. In addition, our operating agreement provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying the share ownership requirements described above.

For purposes of condition (9) above, we use a calendar year for U.S. federal income tax purposes, and we intend to continue to comply with the applicable recordkeeping requirements.

Effect of Subsidiary Entities

Ownership of Partnership Interests

In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. For purposes of determining the amount of the REIT’s taxable income that must be distributed, or is subject to tax, the REIT’s share of partnership income is determined under the partnership tax provisions of the Code and will reflect any special allocations of income or loss that are not in proportion to capital interests. Income earned through partnerships retains its character for U.S. federal income tax purposes when allocated among its partners. We intend to obtain covenants from any partnerships in which we invest but do not control to operate in compliance with the REIT requirements, but we may not control any particular partnership into which we invest, and thus no assurance can be given that any such partnerships will not operate in a manner that causes us to fail an income or asset test requirement. In general, partnerships are not subject to U.S. federal income tax. However, if a partnership in which we invest is audited, it may be required to pay the hypothetical increase in partner level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on the audit, unless the partnership elects an alternative method under which the taxes resulting from the adjustment (and interest and penalties) are assessed at the partner level or avails itself to another procedure. It is possible that partnerships in which we directly and indirectly invest may be subject to U.S. federal income tax, interest and penalties in the event of a U.S. federal income tax audit.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary”, that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies or other domestic unincorporated entities that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests unless they elect TRS status. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries”.

In the event that a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests”.

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal income tax on its taxable income, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our shareholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes dividend income when it receives distributions of earnings from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its TRSs in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries. If dividends are paid to us by one or more domestic TRSs we may own, then a portion of the dividends that we distribute to shareholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “—Taxation of Taxable U.S. Shareholders” and “—Annual Distribution Requirements”.

We may hold certain investments through one or more TRSs, including property that we believe would be treated as held primarily for sale to customers in the ordinary course of our trade or business for U.S. federal income tax purposes and that cannot be sold within a statutory safe harbor to avoid the 100% tax on “prohibited transactions” that otherwise would apply to gain from the sale of such property. Generally, a TRS can perform impermissible tenant services without causing us to receive impermissible tenant services income from those services under the REIT income tests. A TRS may also engage in other activities that, if conducted by us other than through a TRS, could result in the receipt of non-qualified income or the ownership of non-qualified assets. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, we will be obligated to pay a 100% penalty tax on some payments that we receive or certain other amounts or on certain expenses deducted by the TRS if the economic arrangements among us, our tenants and/or the TRS are not comparable to similar arrangements among unrelated parties. While we intend to manage the size of our TRSs and dividends from our TRSs in a manner that permits us to qualify as a REIT, it is possible that the equity investments appreciate to the point where our TRSs exceed the thresholds mandated by the REIT rules. In such cases, we could lose our REIT status if we are unable to satisfy certain exceptions for failing to satisfy the REIT income and asset tests. In any event, any earnings attributable to equity interests held in TRSs or origination activity conducted by TRSs will be subject to U.S. federal corporate income tax, and the amount of such taxes could be substantial.

To the extent we hold an interest in a non-U.S. TRS, we may be required to include our portion of its earnings in our income irrespective of whether or not such non-U.S. TRS has made any distributions. Any such income will not be qualifying income for purposes of the 75% gross income test but based on IRS guidance are expected to be qualifying income for purposes of the 95% gross income test.

Gross Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property”, dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property or by interests in real property, and gains from the sale of real estate assets, including personal property treated as real estate assets, as discussed below (but not including certain debt instruments of publicly-offered REITs that are not secured by mortgages on real property or interests in real property), as well as income from certain kinds of temporary investments. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for purposes of the 75% income test. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Rental Income

Rents we receive will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from such real property. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility”, as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property”, as defined in Section 856(e)(6)(D)(i) of the Code, and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under such lease (determined based on the fair market values as of the beginning and end of the taxable year), then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant”. Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income”. Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

We do not anticipate deriving rents based in whole or in part on the income or profits of any person, rents from related party tenants, and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property, in sufficient amounts to jeopardize our status as REIT. We also do not anticipate deriving impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as non-qualifying rents would jeopardize our status as a REIT.

Dividend Income

We may receive material distributions from our TRSs. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

If we invest in a entity treated as a “passive investment foreign company” or “controlled foreign corporation” for U.S. federal income tax purposes, we could be required to include our portion of its earnings in our income prior to the receipt of any distributions. Any such income inclusions would not be treated as qualifying income for purposes of the 75% gross income test but based on IRS guidance are expected to be qualifying income for purposes of the 95% gross income test.

Sale-Leaseback Transactions

We may enter into sale-leaseback transactions. It is possible that the IRS could take the position that specific sale-leaseback transactions (or certain other leases) we treat as true leases are not true leases for U.S. federal income tax purposes but are, instead, financing arrangements or loans. Successful recharacterization of a sale-leaseback transaction (or any other lease) as a financing arrangement or loan could jeopardize our REIT status.

Failure to Satisfy the Gross Income Tests

We monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. We cannot assure you, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General”, even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy five tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets”, cash, cash items, and U.S. Government securities. For this purpose, real estate assets include loans secured by mortgages on real property or on interests in real property to the extent described below, certain mezzanine loans and mortgage backed securities as described below, interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), shares in other qualifying REITs, debt instruments issued by publicly offered REITs, and stock or debt instruments held for less than one year purchased with the proceeds from an offering of our common shares or certain debt. Second, not more than 25% of our assets may be represented by securities other than those in the 75% asset test. Third, of the assets that do not qualify for purposes of the 75% test and that are not securities of our TRSs: (i) the value of any one issuer’s securities owned by us may not exceed 5% of the value of our gross assets, and (ii) we generally may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 20% of the value of our gross assets. Fifth, not more than 25% of the value of our gross assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code. In the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (A) are not straight debt or other excluded securities (prior to the application of this rule), and (B) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership). As a result, the straight debt exception would not be available to us with respect to a loan where we also hold an equity participation in the borrower through a TRS.

We believe that our assets have complied or will comply with the above asset tests commencing with the close of our first calendar quarter and that we can operate so that we can continue to comply with those tests. However, our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. For example, we may hold significant assets through our TRSs, and we cannot provide any assurance that the IRS will not disagree with our determinations.

Failure to Satisfy Asset Tests

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10 million. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which we identified the failure to satisfy the REIT asset test), and paying a tax equal to the greater of (x) $50,000 or (y) the amount determined by multiplying the net income generated during a specified period by the assets that cause the failure by the highest U.S. federal income tax rate applicable to corporations.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 75% or 95% gross income test if (i) we enter into the hedging transaction in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, and the hedge is clearly identified as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, (ii) we enter into the hedging transaction primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests or (iii) we enter into the hedging transaction that hedges against transactions described in clause (i) or (ii) and is entered into in connection with the extinguishment of debt or sale of property that are being hedged against by the transactions described in clauses (i) or (ii) and the hedge complies with certain identification requirements. To the extent that we enter into other types of hedging transactions, including hedges of interest rates on any debt we acquire as assets, or do not make proper tax identifications, as applicable, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT, but there can be no assurance that we will be successful in this regard. No assurances can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests and that such income will not adversely affect our ability to satisfy the REIT qualification requirements.

Investments in Loans

We are not limited in our ability to make investments in loans. Except as provided below, in cases where a mortgage loan is secured by both real property and other property, if the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time we committed to acquire the loan, which may be the case, for instance, if we acquire a “distressed” mortgage loan, including with a view to acquiring the collateral, a portion of the interest accrued during the year will not be qualifying income for purposes of the 75% gross income test applicable to REITs. Similarly, if the value of the mortgage loan exceeds the greater of (i) the current value of the real property securing the loan and (ii) the value of the real property securing the loan at the time we committed to acquire the loan, such excess will not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans that we hold to determine if the modified loan is adequately secured by real property as of the modification date. If the IRS were to assert successfully that our mortgage loans were not properly secured by real estate or that the value of the real estate collateral (at the time of testing, commitment or retesting, as applicable) was otherwise less than the amount of the loan or the value of the loan, as applicable, we could, as mentioned, earn income that is not qualifying for the 75% gross income test and also be treated as holding a non-real estate investment in whole or part, which could result in our failure to qualify as a REIT. However, a mortgage loan secured by both real property and personal property is treated as a qualifying real estate asset and gives rise to qualifying income for purposes of the 75% gross income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property even if the real property collateral value is less than the outstanding principal balance of the loan.

We may originate or acquire mortgage or mezzanine loans. The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a mortgage loan and therefore as a qualifying asset that generates qualifying income for purposes of the REIT asset tests, but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% gross income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying mortgage loans for REIT purposes.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (or a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property for purposes of the income tests, and generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or us. To the extent that we derive interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person.

We may hold loans with relatively high loan-to-value ratios and/or high yields. Additionally, we may receive equity interests in our borrowers in connection with originating our loans. These features can cause a loan to be treated as equity for U.S. federal income tax purposes. If the IRS were to successfully challenge our treatment of a loan as debt for U.S. federal income tax purposes, we could be deemed to hold non-qualifying assets or to earn non-qualifying income, depending on the assets and activities of the issuer, which in turn could adversely affect our ability to qualify as a REIT.

We may hold indirect participation interests in some loans, rather than direct ownership of the loan. We generally expect to treat our participation interests as an undivided ownership interest in the underlying loan, and thus as a qualifying real estate asset for purposes of the REIT asset tests that also generates qualifying mortgage interest for purposes of the 75% gross income test to the extent that the loan underlying the participation is a qualifying real estate mortgage. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge our treatment of our participation interests.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to:

(a)	the sum of:

▪	90% of our “REIT taxable income” (computed without regard to our deduction for dividends paid and our net capital gains); and

▪	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b)	the sum of specified items of non-cash income that exceeds a percentage of our income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to shareholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each shareholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our shareholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends”. A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. To avoid paying preferential dividends, we must treat every shareholder of the class of shares with respect to which we make a distribution the same as every other shareholder of that class, and we must not treat any class of shares other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, we could lose our ability to cure an under-distribution in a year with a subsequent year deficiency dividend if we pay preferential dividends. Preferential dividends potentially include “dividend equivalent redemptions”. Accordingly, we intend to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of our shares if there is more than one, and will seek to avoid dividend equivalent redemptions. (See “— Taxation of U.S. Shareholders — Redemptions of Common Shares” below for a discussion of when redemptions are dividend equivalent and measures we intend to take to avoid them.) If, however, we qualify as a “publicly offered REIT” (within the meaning of Section 562(c) of the Code) in the future, the preferential dividend rules will cease to apply to us. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income”, as adjusted, we will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by us. Our shareholders would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which we have paid corporate income tax. We intend to continue to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash from operations to meet the distribution requirements, for example, due to timing differences between the actual receipt of cash and the inclusion of the corresponding items in income by us for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. In the event that such shortfalls occur, to meet our distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that we regard as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, shareholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

In the event that we undertake a transaction (such as a tax-free merger) in which we succeed to earnings and profits of a taxable corporation, in addition to the distribution requirements above we also must distribute such non-REIT earnings and profits to our shareholders by the close the taxable year of the transaction. Such additional dividends are not deductible against our REIT taxable income. We may be able to rectify a failure to distribute any such non-REIT earnings and profits by making distributions in a later year comparable to deficiency dividends noted above and paying an interest charge.

Liquidating distributions generally will be treated as dividends for purposes of the above rules to the extent of current earnings and profits in the year paid provided we complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” for the benefit of our shareholders, or terminate our status as a REIT. The U.S. federal income tax treatment of a beneficial interest in a liquidating trust would vary significantly from the U.S. federal income treatment of ownership of our shares.

Excess Inclusion Income

If we directly or indirectly acquire a residual interest in a REMIC or equity interests in a taxable mortgage pool, a portion of our income from such arrangements may be treated as “excess inclusion income”. We are required to allocate any excess inclusion income to our shareholders in proportion to their dividends. We would be subject to U.S. corporate tax to the extent of any excess inclusion income from the REMIC residual interest or taxable mortgage pool that is allocable to the percentage of our shares held in record name by “disqualified organizations”, which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on UBTI. Our operating agreement allows us to deduct such taxes from the distributions otherwise payable to the responsible disqualified organizations. Because this tax would be imposed on our Company, however, unless we can recover the tax out of distributions to the disqualified holders, all of our investors, including investors that are not disqualified organizations, would bear a portion of the tax cost associated with the classification of our Company or a portion of our assets as a taxable mortgage pool.

Shareholders who are not disqualified organizations will have to treat our dividends as excess inclusion income to the extent of their allocable shares of our excess inclusion income. This income cannot be offset by net operating losses of our shareholders. If the shareholder is a tax-exempt entity and not a disqualified organization, then this income is fully taxable as UBTI under Section 512 of the Code. If the shareholder is a foreign person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the shareholder is a REIT, a regulated investment company, common trust fund or other pass-through entity, the shareholder’s allocable share of our excess inclusion income could be considered excess inclusion income of such entity.

Prohibited Transactions

Net income we derive from a prohibited transaction outside of a TRS is subject to a 100% tax unless the transaction qualifies for a statutory safe harbor discussed below. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT. The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporations (which are taxed at regular corporate rates).

Our opportunistic business strategy includes investments that risk being characterized as investments in properties held primarily for sale to customers in the ordinary course of a trade or business. Thus, we intend to comply with the statutory safe harbor when selling properties outside of a TRS (or when our joint ventures sell properties outside of a TRS) that we believe might reasonably be characterized as held primarily for sale to customers in the ordinary course of a trade or business for U.S. federal income tax purposes, but compliance with the safe harbor may not always be practical. Moreover, because the determination of whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances, the IRS or a court might disagree with our determination that any particular property was not so held and therefore assert that a non-safe harbored sale of such property was subject to the 100% penalty tax on the gain from the disposition of the property. One of the factors considered by the courts in determining whether a taxpayer held property primarily for sale to customers in the ordinary course of a trade or business is the frequency and continuity of sales. While the 100% tax will not apply to a safe-harbored sale, safe-harbored sales generally would be taken into account in assessing the frequency and continuity of our sales activity for purposes of analyzing sales outside of the safe harbor.

The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred. The amount of such TRS taxes could be substantial.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the highest U.S. federal corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election is in effect will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale in the hands of the selling REIT.

Failure to Qualify

In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT under specified relief provisions available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to U.S. federal corporate income tax. Distributions to our shareholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Code, distributions to our shareholders will generally be taxable as qualified dividend income, and, subject to certain limitations, dividends in the hands of our corporate U.S. shareholders may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

Taxation of Taxable U.S. Shareholders

This section summarizes the taxation of U.S. shareholders that are not tax exempt organizations.

Distributions

Provided that we qualify as a REIT, distributions made to our taxable U.S. shareholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. shareholders who receive dividends from taxable subchapter C corporations. However, non-corporate U.S. shareholders may deduct 20% of “qualified REIT dividends”. Qualified REIT dividends eligible for this deduction generally will include our dividends received by a non-corporate U.S. shareholder that we do not designate as capital gain dividends and that are not qualified dividend income. If we fail to qualify as a REIT, such shareholders may not claim this deduction with respect to dividends paid by us. As discussed above, if we realize excess inclusion income from a residual interest in REMIC or a taxable mortgage pool and allocate such excess inclusion income to a taxable U.S. shareholder, that income cannot be offset by net operating losses of such shareholder.

Distributions from us that are designated as capital gain dividends will be taxed to U.S. shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. shareholder has held our common shares. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. shareholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by us on such retained capital gains. U.S. shareholders will increase their adjusted tax basis in our common shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. shareholders who are individuals and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. shareholders who are individuals, to the extent of previously claimed depreciation deductions.

Distributions from us in excess of our current or accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. shareholder’s common shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. shareholder’s common shares, they will be treated as gain from the disposition of the shares and thus will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses, subject to limitations, may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of Our Company” and “—Annual Distribution Requirements”. Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor do they affect the character of any distributions that are actually made by us.

Dispositions of Our Common Shares

In general, capital gains recognized by individuals and other non-corporate U.S. shareholders upon the sale or disposition of our common shares will be subject to tax at capital gains rates, if such shares were held for more than one year, and will be taxed at ordinary income rates if such shares were held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. federal corporate income tax, whether or not classified as long-term capital gains.

Capital losses recognized by a U.S. shareholder upon the disposition of our common shares held for more than one year at the time of disposition will be considered long-term capital losses (or short-term capital losses if the shares have not been held for more than one year), and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our common shares by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. shareholder as long-term capital gain.

Redemptions of Common Shares

A redemption of shares will be treated under Section 302 of the Code as a taxable distribution unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the redeemed shares. A redemption that is not treated as a sale or exchange will be taxed in the same manner as regular distributions (e.g., ordinary dividend income to the extent paid out of earnings and profits unless properly designated as a capital gain dividend), and a redemption treated as a sale or exchange will be taxed in the same manner as other taxable sales discussed above.

The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the shareholder, (ii) results in a “complete termination” of the shareholder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the shareholder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular redemption will depend upon the facts and circumstances as of the time the determination is made and the constructive ownership rules are complicated, prospective shareholders are advised to consult their tax advisor to determine such tax treatment.

If a redemption of shares is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of the property received by the redeeming shareholder. In addition, although guidance is sparse, the IRS could take the position that shareholders who do not participate in any redemption treated as a dividend should be treated as receiving a constructive stock distribution taxable as a dividend in the amount of the increased percentage ownership in us as a result of the redemption, even though such shareholder did not actually receive cash or other property as a result of such redemption. The amount of any such constructive dividend would be added to the nonredeeming shareholder’s basis in his shares. It also is possible that under certain technical rules relating to the deduction for dividends paid, the IRS could take the position that redemptions taxed as dividends impair our ability to satisfy our distribution requirements under the Code. To avoid certain issues related to our ability to comply with the REIT distribution requirements (see “— Qualification as a REIT — Annual Distribution Requirements”), we have implemented procedures designed to track our shareholders’ percentage interests in our common shares and identify any such dividend equivalent redemptions, and we will decline to effect a redemption to the extent that we believe that it would constitute a dividend equivalent redemption. However, we cannot assure you that we will be successful in preventing all dividend equivalent redemptions.

Liquidating Distributions

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a U.S. shareholder with respect to our common shares will be treated first as a recovery of the shareholder’s basis in the shares (computed separately for each block of shares) and thereafter as gain from the disposition of our common shares. In general, the U.S. federal income tax rules applicable to REITs likely will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to distribute unsold assets to a “liquidating trust.” Each shareholder would be treated as receiving a liquidating distribution equal to the value of the liquidating trust interests received by the shareholder. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our shares.

Medicare Tax on Unearned Income

U.S. shareholders that are individuals, estates or trusts may be required to pay an additional 3.8% tax on, among other things, dividends on our common shares (without regard to the 20% deduction on ordinary REIT dividends) and capital gains from the sale or other disposition of stock. U.S. shareholders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our common shares.

Treatment of Tax-Exempt U.S. Shareholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. shareholder has not held our common shares as “debt financed property” within the meaning of the Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder) and (2) we do not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to “excess inclusion income”, distributions from us and income from the sale of our common shares generally should not give rise to UBTI to a tax-exempt U.S. shareholder. Excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool, if any, that we allocate to a tax-exempt U.S. shareholder will be treated as UBTI (or, in the case of a disqualified organization, taxable to us).

Tax-exempt U.S. shareholders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trust plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), or (c)(17) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

A pension trust (1) that is described in Section 401(a) of the Code, (2) is tax-exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our common shares could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT”. We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our common shares, or (B) a group of pension trusts, each individually holding more than 10% of the value of our common shares, collectively owns more than 50% of such common shares; and (2) we would not have satisfied the 5/50 Test but for a special rule that permits us to “look-through” such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.

In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to distribute unsold assets to a liquidating trust. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our common shares, including the potential incurrence of income treated as UBTI.

Tax-exempt U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of owning our common shares.

U.S. Taxation of Non-U.S. Shareholders

General

In general, non-U.S. shareholders are not considered to be engaged in a U.S. trade or business solely as a result of their ownership of our common shares. In cases where a non-U.S. shareholder’s investment in our common shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, dividend income received in respect of our common shares and gain from the sale of our common shares generally will be “income effectively connected to a U.S. trade or business” (“ECI”) subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. shareholder were a U.S. shareholder, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a non-U.S. shareholder that is a corporation. Additionally, non-U.S. shareholders that are nonresident alien individuals who are present in the U.S. for 183 days or more during the taxable year (or otherwise treated as U.S. residents under the substantial presence test) and have a “tax home” in the U.S. are subject to a 30% withholding tax on their capital gains. The remaining discussion below assumes the dividends and gain generated in respect of our common shares is not effectively connected to a U.S. trade or business of the non-U.S. shareholder and that the non-U.S. shareholder is not present in the U.S. for more than 183 days during any taxable year or otherwise treated as a U.S. resident.

FIRPTA

Under the Foreign Investment in Real Property Tax Act (“FIRPTA”), gains from U.S. real property interests (“USRPIs”) are generally treated as ECI subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. shareholder were a U.S. shareholder (and potentially branch profits tax to non-U.S. corporations), and will generate return filing obligations in the United States for such non-U.S. shareholders. USRPIs for purposes of FIRPTA generally include interests in real property located in the United States and loans that provide the lender with a participation in the profits, gains, appreciation (or similar arrangements) of real property located in the United States. Loans secured by real property located in the United States that do not provide the lender with a participation in profits, gains, appreciation (or similar arrangements) of the real property are generally not treated as USRPIs.

In addition, stock of a domestic corporation (including a REIT such as us) will be a USRPI if at least 50% of its real property assets and assets used in a trade or business are USRPIs at any time during a prescribed testing period. We expect that our USRPIs will exceed 50% of our assets. Notwithstanding the foregoing rule, our common shares will not be a USRPI (i) if we are “domestically-controlled” or (ii) with respect to a selling non-U.S. shareholder if the shares sold are of a class that is regularly traded on an established securities market and the selling non-U.S. shareholder owned, actually or constructively, 10% or less of our outstanding stock of that class at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition or the period of our existence). Special rules apply with respect to a selling non-U.S. shareholder that is a “qualified shareholder” (as described below) or a “qualified foreign pension fund” (as described below).

A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition of the REIT’s common shares or the period of the REIT’s existence), less than 50% in value of its outstanding common shares is held directly or indirectly by foreign persons. For these purposes, a person holding less than 5% of our common shares for five years will be treated as a U.S. person unless we have actual knowledge that such person is not a U.S. person.

Our shares are not currently traded on an established securities market, and we have no current intent to list our shares for trading. We also cannot assure you that we will be domestically-controlled at all times in the future. Thus, we cannot assure you that our common shares are not or will not become USRPIs in the future.

Ordinary Dividends

The portion of dividends received by non-U.S. shareholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of USRPIs, and that we do not designate as a capital gains dividend, will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs (or are not as favorable for REIT dividends as compared to non-REITs). In addition, any portion of the dividends paid to non-U.S. shareholders that are treated as excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

Non-Dividend Distributions

A non-U.S. shareholder should not incur tax on a distribution not attributable to gain from our sale or exchange of a USRPI and in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its common shares. Instead, the excess portion of the distribution will reduce the adjusted basis of its common shares. A non-U.S. shareholder generally will not be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock unless our common shares constitute USRPIs and no other exception applies to the selling non-U.S. shareholder. If our common shares are USRPIs and no other exception applies to the selling non-U.S. shareholder, distributions in excess of both our earnings and the non-U.S. shareholder’s basis in our common shares will be treated as ECI subject to U.S. federal income tax. Regardless of whether the distribution exceeds basis, we will be required to withhold 15% of any distributions to non-U.S. shareholders in excess of our current year and accumulated earnings (i.e., including distributions that represent a return of the non-U.S. shareholder’s tax basis in our common shares). The withheld amounts will be credited against any U.S. tax liability of the non-U.S. shareholder, and may be refundable to the extent such withheld amounts exceed the shareholder’s actual U.S. federal income tax liability. Even in the event our common shares are not USRPIs, we may choose to withhold on the entire amount of any distribution at the same rate as we would withhold on a dividend because we may not be able to determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits, to the extent such withheld amounts exceed the shareholder’s actual U.S. federal income tax liability.

Capital Gain Dividends and Distributions of FIRPTA Gains

Subject to the exceptions that may apply if our common shares are regularly traded on an established securities market and the special rules for a non-U.S. shareholder that is a “qualified shareholder” or a “qualified foreign pension fund”, each as described below, under a FIRPTA “look-through” rule, any of our distributions to non-U.S. shareholders of gain attributable to the sale of a USRPI will be treated as ECI and subject to the 21% FIRPTA withholding regardless of whether our common shares constitute a USRPI. Amounts treated as ECI under the look-through rule may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty), after the application of the income tax to such ECI, in the case of a non-U.S. shareholder that is a corporation. In addition, we will be required to withhold tax at the highest U.S. federal corporate income tax rate on the maximum amount that could have been designated as capital gains dividends. Capital gain dividends received by a non-U.S. shareholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax. This FIRPTA look through rule also applies to distributions in redemption of shares and liquidating distributions, to the extent they represent distributions of gain attributable to the sale of a USRPI.

A distribution that would otherwise have been treated as gain from the sale of a USRPI under the FIRPTA look-through rule will not be treated as ECI, and instead will be treated as otherwise described herein without regard to the FIRPTA look-through rule, if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. shareholder does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the distribution is received. We currently are not publicly traded and such rules will not apply unless and until our common shares become “regularly traded” on an established securities exchange in the future.

Dispositions of Our Common Shares

A sale of our common shares by a non-U.S. shareholder generally will not be subject to U.S. federal income tax unless our shares are a USRPI. Subject to the exceptions that may apply if our common shares were regularly traded on an established securities market (as described above), if our shares are a USRPI, gain from the sale of our shares would be ECI to the non-U.S. shareholder unless such non-U.S. shareholder were a qualified shareholder or qualified foreign pension fund, each as described below. If our shares are not a USRPI, gain from the sale of our shares would not be subject to U.S. federal income tax.

To the extent our common shares are held directly (or indirectly through one or more partnerships) by a “qualified shareholder”, our common shares will not be treated as a USRPI. Thus, gain from the sale or exchange of our shares including any distributions treated as gain recognized from the sale or exchange of our common shares will not be subject to tax unless such gain is treated as effectively connected with the qualified shareholder’s conduct of a U.S. trade or business. Further, to the extent such treatment applies, any distribution to such shareholder will not be treated as gain recognized from the sale or exchange of a USRPI (and capital gain dividends and non-dividend distributions to such shareholder may be treated as ordinary dividends). For these purposes, a qualified shareholder is generally a non-U.S. shareholder that (i)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges as defined by the treaty, or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the New York Stock Exchange or Nasdaq, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (iii) maintains records of persons holding 5% or more of the class of interests described in clauses (i)(A) or (i)(B) above. However, in the case of a qualified shareholder having one or more “applicable investors”, the exception described in the first sentence of this paragraph will not apply to the applicable percentage of the qualified shareholder’s common shares (with “applicable percentage” generally meaning the percentage of the value of the interests in the qualified shareholder held by applicable investors after applying certain constructive ownership rules). The applicable percentage of the amount realized by a qualified shareholder on the disposition of our common shares or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPI. Such treatment will also apply to applicable investors in respect of distributions treated as a sale or exchange of our shares with respect to a qualified shareholder. For these purposes, an “applicable investor” is a person (other than a qualified shareholder) who generally holds an interest in the qualified shareholder and holds more than 10% of our common shares applying certain constructive ownership rules.

For FIRPTA purposes, neither a “qualified foreign pension fund” (as defined below) nor a “qualified controlled entity” (as defined below) will be treated as a non-U.S. shareholder. Accordingly, the U.S. federal income tax treatment of ordinary dividends received by qualified foreign pension funds and qualified controlled entities will be determined without regard to the FIRPTA rules discussed above, and their gain from the sale or exchange of our stock, as well as our capital gain dividends and distributions treated as gain from the sale or exchange of our stock, will not be subject to U.S. federal income tax unless such gain is treated as effectively connected with the qualified foreign pension fund’s (or the qualified controlled entity’s) conduct of a U.S. trade or business. A “qualified foreign pension fund” is an organization or arrangement (i) created or organized under the laws of a foreign country, (ii) established to provide retirement or pension benefits to current or former employees (including self-employed individuals) or their designees by either (A) a foreign country (or one or more political subdivision thereof) as a result of services rendered by such employees to their employers, or (B) one or more employers in consideration for services rendered by such employees to such employers, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information about its beneficiaries is provided, or is otherwise available, to relevant local tax authorities in the country in which it is established or operates and (v) with respect to which, under its local laws, (A) contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or (B) taxation of its investment income is deferred, or such income is excluded from its gross income or taxed at a reduced rate. A “qualified controlled entity” for purposes of the above summary means a trust or corporation organized under the laws of a foreign country all of the interests of which are held by one or more qualified foreign pension funds either directly or indirectly through one or more qualified controlled entities or partnerships.

Redemptions and Liquidating Distributions

A redemption of shares by a non-U.S. shareholder will be treated as a regular distribution or as a sale or exchange of the redeemed shares under the same rules of Section 302 of the Code that apply to U.S. shareholders and which are discussed above under “Taxation of Taxable U.S. Shareholders—Redemptions of Common Shares”. Subject to the FIRPTA look-through rule, (i) if our shares are a USRPI, gain from a redemption treated as a sale or exchange of our shares would be ECI to the non-U.S. shareholder unless such non-U.S. shareholder were a qualified shareholder or qualified foreign pension fund, as described above, and (ii) if our shares are not a USRPI, gain from a redemption treated as a sale or exchange of our shares would not be subject to U.S. federal income tax.

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a non-U.S. shareholder with respect to our common shares will be treated first as a recovery of the shareholder’s basis in the shares (computed separately for each block of shares) and thereafter as gain from the disposition of our common shares. Subject to the FIRPTA look-through rule, (i) if our shares are a USRPI, gain from a liquidating distribution with respect to our shares would be ECI to the non-U.S. shareholder unless such non-U.S. shareholder were a qualified shareholder or qualified foreign pension fund, as described above, and (ii) if our shares are not a USRPI, gain from a liquidating distribution with respect to our shares would not be subject to U.S. federal income tax. In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to distribute unsold assets to a “liquidating trust”. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our common shares, including the potential incurrence of income treated as ECI and the likely requirement to file U.S. federal income tax returns.

The IRS takes the view that under the FIRPTA look-through rule, but subject to the exceptions described above that may apply to a holder of no more than 10% of our common shares if our common shares are regularly traded on an established securities market, to a qualified shareholder or to a qualified foreign pension fund, distributions in redemption of our common shares and liquidating distributions to non-U.S. shareholders will be treated as ECI and subject to withholding at the highest U.S. federal corporate income tax rate, and also potentially subject to branch profits tax in the case of corporate non-U.S. shareholders, to the extent that the distributions are attributable to gain from the sale of a USRPI, regardless of whether our common shares are USRPIs and regardless of whether the distribution is otherwise treated as a sale or exchange.

Backup Withholding and Information Reporting

We report to our U.S. shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of dividends or capital gain distribution to any U.S. shareholder who fails to certify their non-foreign status.

We must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. shareholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common shares within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common shares conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Accounts and FATCA

Federal legislation commonly referred to as “FATCA” currently imposes withholding taxes on certain U.S. source passive payments to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends to U.S. shareholders who own our common shares through foreign accounts or foreign intermediaries and certain non-U.S. shareholders. The legislation imposes a 30% withholding tax on dividends on our common shares paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity is not a financial institution and either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must either (1) enter into an agreement with the U.S. Treasury Department requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (2) in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective investors should consult their tax advisors regarding this legislation.

State, Local and Non-U.S. Taxes

We and our shareholders may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or non-U.S. tax treatment of us and our shareholders may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes incurred by us would not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective shareholders should consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our common shares.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our shareholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in our common shares.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is a broad statutory framework that governs most U.S. retirement and other U.S. employee benefit plans. ERISA and the rules and regulations of the Department of Labor (the “DOL”) under ERISA contain provisions that should be considered by fiduciaries of employee benefit plans subject to the provisions of Title I of ERISA (“ERISA Plans”) and their legal advisors. In particular, a fiduciary of an ERISA Plan should consider whether an investment in our common shares (or, in the case of a participant-directed defined contribution plan (a “Participant-Directed Plan”), making our common shares available for investment under the Participant-Directed Plan) satisfies the requirements set forth in Part 4 of Title I of ERISA, including the requirements that (1) the investment satisfy the prudence and diversification standards of ERISA, (2) the investment be in the best interests of the participants and beneficiaries of the ERISA Plan, (3) the investment be permissible under the terms of the ERISA Plan’s investment policies and governing instruments and (4) the investment does not give rise to a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

In determining whether an investment in our common shares (or making our shares available as an investment option under a Participant-Directed Plan) is prudent for ERISA purposes, a fiduciary of an ERISA Plan should consider all relevant facts and circumstances including, without limitation, possible limitations on the transferability of our common shares, whether the investment provides sufficient liquidity in light of the foreseeable needs of the ERISA Plan (or the participant account in a Participant-Directed Plan), and whether the investment is reasonably designed, as part of the ERISA Plan’s portfolio, to further the ERISA Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment. It should be noted that we invest our assets in accordance with the investment objectives and guidelines described herein, and that neither our Manager nor any of its affiliates has any responsibility for developing any overall investment strategy for any ERISA Plan (or the participant account in a Participant-Directed Plan) or for advising any ERISA Plan (or participant in a Participant-Directed Plan) as to the advisability or prudence of an investment in us. Rather, it is the obligation of the appropriate fiduciary for each ERISA Plan (or participant in a Participant-Directed Plan) to consider whether an investment in our common shares by the ERISA Plan (or making such shares available for investment under a Participant-Directed Plan in which event it is the obligation of the participant to consider whether an investment in our common shares is advisable), when judged in light of the overall portfolio of the ERISA Plan, meet the prudence, diversification and other applicable requirements of ERISA.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but that are subject to Section 4975 of the Code, such as individual retirement accounts (“IRAs”) and non-ERISA Keogh plans (collectively with ERISA Plans, “Plans”), and certain persons (referred to as “parties in interest” for purposes of ERISA or “disqualified persons” for purposes of the Code) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and the Code, and the transaction might have to be rescinded. In addition, a fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be personally liable for any resultant loss incurred by the ERISA Plan and may be subject to other potential remedies.

A Plan that proposes to invest in our common shares (or to make our shares available for investment under a Participant-Directed Plan) may already maintain a relationship with our Manager or one or more of its affiliates, as a result of which our Manager or such affiliate may be a “party in interest” under ERISA or a “disqualified person” under the Code, with respect to such Plan (e.g., if our Manager or such affiliate provides investment management, investment advisory or other services to that Plan). ERISA (and the Code) prohibits plan assets from being used for the benefit of a party in interest (or disqualified person). This prohibition is not triggered by “incidental” benefits to a party in interest (or disqualified person) that result from a transaction involving the Plan that is motivated solely by the interests of the Plan. ERISA (and the Code) also prohibits a fiduciary from using its position to cause the Plan to make an investment from which the fiduciary, its affiliates or certain parties in which it has an interest would receive a fee or other consideration or benefit. In this circumstance, Plans that propose to invest in our common shares should consult with their counsel to determine whether an investment in our common shares would result in a transaction that is prohibited by ERISA or Section 4975 of the Code.

If our assets were considered to be assets of a Plan (referred to herein as “Plan Assets”), our management might be deemed to be fiduciaries of the investing Plan. In this event, the operation of our Company could become subject to the restrictions of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and/or the prohibited transaction rules of Section 4975 of the Code.

The DOL has promulgated a final regulation under ERISA, 29 C.F.R. § 2510.3-101 (as modified by Section 3(42) of ERISA, the “Plan Assets Regulation”), that provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute Plan Assets for purposes of applying the fiduciary requirements of Title I of ERISA (including the prohibited transaction rules of Section 406 of ERISA) and the prohibited transaction provisions of Code Section 4975.

Under the Plan Assets Regulation, the assets of an entity in which a Plan or IRA makes an equity investment will generally be deemed to be assets of such Plan or IRA unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

▪	in securities issued by an investment company registered under the Investment Company Act;

▪	in “publicly offered securities”, defined generally as interests that are “freely transferable”, “widely held” and registered with the SEC;

▪	in an “operating company” which includes “venture capital operating companies” and “real estate operating companies”; or

▪	in which equity participation by “benefit plan investors” is not significant.

The shares will constitute an “equity interest” for purposes of the Plan Assets Regulation, and the shares may not constitute “publicly offered securities” for purposes of the Plan Assets Regulation. In addition, the shares will not be issued by a registered investment company.

The 25% Limit. Under the Plan Assets Regulation, and assuming no other exemption applies, an entity’s assets would be deemed to include “plan assets” subject to ERISA on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by “benefit plan investors” (the “25% Limit”). For purposes of this determination, the value of equity interests held by a person (other than a benefit plan investor) that has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee with respect to such assets (or any affiliate of such a person) is disregarded. The term “benefit plan investor” is defined in the Plan Assets Regulation as (a) any employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) any plan that is subject to Section 4975 of the Code and (c) any entity whose underlying assets include plan assets by reason of a plan’s investment in the entity (to the extent of such plan’s investment in the entity). Thus, while our assets would not be considered to be “plan assets” for purposes of ERISA so long as the 25% Limit is not exceeded. Our operating agreement provides that if benefit plan investors exceed the 25% Limit, we may redeem their interests at a price equal to the then current NAV per share. We intend to rely on this aspect of the Plan Assets Regulation.

Operating Companies. Under the Plan Assets Regulation, an entity is an “operating company” if it is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. In addition, the Plan Assets Regulation provides that the term operating company includes an entity qualifying as a real estate operating company (“REOC”) or a venture capital operating company (“VCOC”). An entity is a REOC if: (i) on its “initial valuation date and on at least one day within each annual valuation period”, at least 50% of the entity’s assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors) are invested in real estate that is managed or developed and with respect to which such entity has the right to substantially participate directly in management or development activities; and (ii) such entity in the ordinary course of its business is engaged directly in the management and development of real estate during the 12-month period. The “initial valuation date” is the date on which an entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established period not exceeding 90 days in duration, which begins no later than the anniversary of the entity’s initial valuation date. Certain examples in the Plan Assets Regulation clarify that the management and development activities of an entity looking to qualify as a REOC may be carried out by independent contractors (including, in the case of a partnership, affiliates of the general partner) under the supervision of the entity. An entity will qualify as a VCOC if (i) on its initial valuation date and on at least one day during each annual valuation period, at least 50% of the entity’s assets, valued at cost, consist of “venture capital investments”, and (ii) the entity, in the ordinary course of business, actually exercises management rights with respect to one or more of its venture capital investments. The Plan Assets Regulation defines the term “venture capital investments” as investments in an operating company (other than a VCOC) with respect to which the investor obtains management rights.

If the 25% Limit is exceeded and we do not exercise our right to redeem benefit plan investors as described above, we may try to operate in a manner that will enable us to qualify as a VCOC or a REOC or to meet such other exception as may be available to prevent our assets from being treated as assets of any investing Plan for purposes of the Plan Assets Regulation. Accordingly, we believe, on the basis of the Plan Assets Regulation, that our underlying assets should not constitute “plan assets” for purposes of ERISA. However, no assurance can be given that this will be the case.

If our assets are deemed to constitute “plan assets” under ERISA, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under ERISA or Section 4975 of the Code. In such circumstances, in our sole discretion, we may void or undo any such prohibited transaction, and we may require each investor that is a “benefit plan investor” to redeem their shares upon terms that we consider appropriate.

Prospective investors that are subject to the provisions of Title I of ERISA and/or Code Section 4975 should consult with their counsel and advisors as to the provisions of Title I of ERISA and/or Code Section 4975 relevant to an investment in our common shares.

As discussed above, although IRAs and non-ERISA Keogh plans are not subject to ERISA, they are subject to the provisions of Section 4975 of the Code, prohibiting transactions with “disqualified persons” and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with our Company or any of its respective affiliates. In the case of an IRA, a prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA. A fiduciary for an IRA who has any personal interest in or affiliation with our Company or any of its respective affiliates, should consult with his or her tax and legal advisors regarding the impact such interest may have on an investment in our shares with assets of the IRA.

Shares sold by us may be purchased or owned by investors who are investing Plan assets. Our acceptance of an investment by a Plan should not be considered to be a determination or representation by us or any of our respective affiliates that such an investment is appropriate for a Plan. In consultation with its advisors, each prospective Plan investor should carefully consider whether an investment in our Company is appropriate for, and permissible under, the terms of the Plan’s governing documents.

Governmental plans, foreign plans and most church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Code Section 4975, may nevertheless be subject to local, foreign, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel and advisors before deciding to invest in our common shares.

The DOL has issued a final regulation significantly expanding the concept of “investment advice” for purposes of determining fiduciary status under ERISA. The DOL recognized that transactions such as the mere offering of the shares to sophisticated Plans could be characterized as fiduciary investment advice under this new regulation absent an exception and that such potential for fiduciary status would not be appropriate in these contexts. Accordingly, the DOL provided an exception based upon satisfaction of certain factual conditions. As the final regulation became effective in April 2017, we may elect to ensure these conditions are satisfied in connection with the offering of the shares. Finally, fiduciaries of Plans should be aware that the Manager is not undertaking to provide impartial investment advice or to give advice in a fiduciary capacity in connection with the offering or purchase of shares and that the Manager has financial interests associated with the purchase of shares including the fees and other allocations and distributions they may receive from us as a result of the purchase of shares by a Plan.

Form 5500.  Plan administrators of ERISA Plans that acquire shares may be required to report compensation, including indirect compensation, paid in connection with the ERISA Plan’s investment in shares on Schedule C of Form 5500 (Annual Return/Report of Employee Benefit Plan). The descriptions in this memorandum of fees and compensation, including the fees paid to the Manager, are intended to satisfy the disclosure requirement for “eligible indirect compensation”, for which an alternative reporting procedure on Schedule C of Form 5500 may be available.

LEGAL MATTERS

Certain legal matters, including the validity of common shares offered hereby, have been passed upon for us by Goodwin Procter LLP.

EXPERTS

The consolidated financial statements of Fundrise Equity REIT, LLC as of December 31, 2024 and 2023 and for each of the years in the two-year period ended December 31, 2024 incorporated in this Offering Circular by reference from the Fundrise Equity REIT, LLC Annual Report on Form 1-K for the year ended December 31, 2024 have been audited by RSM US LLP, an independent auditor, as stated in their report thereon, incorporated herein by reference, and have been incorporated in this Offering Circular in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Fundrise eFund, LLC as of December 31, 2024 and 2023 and for each of the years in the two-year period ended December 31, 2024 incorporated in this Offering Circular by reference from the Fundrise eFund, LLC Annual Report on Form 1-K for the year ended December 31, 2024 have been audited by RSM US LLP, an independent auditor, as stated in their report thereon, incorporated herein by reference, and have been incorporated in this Offering Circular in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

We have not engaged an independent valuation services firm, and do not intend to do so until such time as we are required to do so. As further described under “Description of our Common Shares – Valuation Policies”, our internal accountants will use the estimated market values provided as well as inputs from other sources (including the opinions of value in connection with the Merger) in its calculation of our NAV per share.

ADDITIONAL INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding the Merger. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of our initial offering statement, we became subject to the informational reporting requirements that are applicable to Tier 2 companies whose securities are qualified pursuant to Regulation A, and accordingly, we file annual reports, semi-annual reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

The information incorporated by reference herein is an important part of the offering statement and this offering circular. Any statement contained in a document which is incorporated by reference in the offering statement and this offering circular is automatically updated and superseded if information contained in a subsequent filing or in this offering circular, or information that we later file with the SEC prior to the termination of this offering, modifies or replaces this information. The following documents previously filed with the SEC are incorporated by reference into the offering statement and this offering circular:

▪	our Annual Report for the Fiscal Year ended December 31, 2024 on Form 1-K filed with the SEC on April 28, 2025;
▪	our Semi-Annual Report on Form 1-SA for the semi-annual period ended June 30, 2025 filed with the SEC on September 18, 2025; and
▪	our Current Reports on Form 1-U filed with the SEC on January 2, 2025, January 31, 2025, February 3, 2025, March 3, 2025, April 1, 2025, April 29, 2025, May 1, 2025, June 2, 2025, July 1, 2025, October 1, 2025 and December 23, 2025.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

Fundrise Equity REIT, LLC

Attn: Investor Relations

11 Dupont Circle NW, 9th FL,

Washington, D.C. 20036

investments@fundrise.com

(202) 584-0550

Within 120 days after the end of each fiscal year we provide to our shareholders of record an annual report. The annual report contains audited financial statements and certain other financial and narrative information that we are required to provide to shareholders.

We also maintain a website at www.fundrise.com/growth1, where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this offering circular.

FINANCIAL STATEMENTS OF

Fundrise Equity REIT, LLC

The financial statements of the Company can be found in:

▪	“Item 7. Financial Statements” of the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2024, which can be found here, and
▪	“Item 3. Financial Statements” of the Company’s Semi-Annual Report on Form 1-SA for the semiannual period ended June 30, 2025, which can be found here,

both of which are incorporated herein by reference.

APPENDIX A

INFORMATION STATEMENT

Information Statement Regarding the Merger

This information statement (“Information Statement”) includes information related to the Agreement and Plan of Merger, which is anticipated to be entered into shortly after the offering circular of which this Information Statement is a part is qualified, by and between Fundrise Equity REIT, LLC (the “Equity REIT”, “us”, “we”, “our”, and similar terms) and Fundrise eFund, LLC (the “eFund” or the “Target” and together with the Equity REIT, the “Merged Entities”) (the “Merger Agreement”). The Merger Agreement provides for, among other things, the merger of the Target with and into the Equity REIT, with the Equity REIT continuing as the surviving entity (the “Merger”). As a result of the Merger, each issued and outstanding eFund common share will be automatically exchanged for 0.72 Equity REIT common shares (the “Exchange Ratio”) on the closing of the Merger. It is expected that the Merger will take place shortly after the Securities and Exchange Commission (“SEC”) qualifies the offering statement on Form 1-A (the “Offering Statement”) of which this Information Statement is a part (the “Effective Date”). Each new holder of Equity REIT shares issued pursuant to the Merger (the “Equity REIT Shares”) will be admitted as a shareholder of the Equity REIT in accordance with the terms of the Merger Agreement.

Pursuant to the operating agreements of the Merged Entities, the Merger does not require the approval of shareholders of either of the Merged Entities. Rather, it must be approved by Fundrise Advisors, LLC (the “Manager”), in its capacity as manager of each of the Merged Entities. In addition, for certain transactions between affiliates of Rise Companies Corp. (the “Sponsor”), our Manager and us, such as this Merger, the transaction must also be approved by William Thomas Lockard, Jr., the independent representative of the Equity REIT and C Thomson Ross, the independent representative of eFund (each, an “Independent Representative”). The Merger is subject to the approval of the Manager and the Independent Representatives, which approvals are anticipated to be obtained shortly after this offering circular is qualified.

YOUR APPROVAL OF THE MERGER IS NOT REQUIRED.
NO ACTION IS NECESSARY IN CONNECTION WITH THIS INFORMATION STATEMENT.

Please read this Information Statement, including the unaudited pro forma financial statements included as Exhibit A, carefully.

In this Information Statement, the eFund and the Equity REIT are collectively referred to as the “Merged Entities”, “us”, “we”, “our” and similar terms. The shareholders of the Merged Entities are collectively referred to as the “shareholders”, “I”, “me”, “you”, “your” and similar terms.

TABLE OF CONTENTS

TO

INFORMATION STATEMENT

QUESTIONS AND ANSWERS

The following are answers to some questions that you may have regarding the Merger. We urge you to read carefully this entire Information Statement, including the exhibits attached hereto, and the documents incorporated by reference into this Information Statement, because the information contained herein may not provide all the information that might be important to you.

Q:	Why am I receiving the Information Statement and the Offering Circular of which it is a part?

A:	The Offering Circular, including this Information Statement, is being furnished to Equity REIT shareholders and shareholders of the Target of record as of December 23, 2025 for informational purposes in connection with the Merger of the Target with and into Equity REIT, as contemplated by the Merger Agreement. Your approval of the Merger is not required nor is any action necessary or required on your part in connection with this Information Statement.

Q:	What will happen in the Merger?

A:

The Target and the Equity REIT are combining their companies through the Merger of the Target with and into the Equity REIT, with the Equity REIT continuing as the surviving entity. Following the Merger, the Equity REIT’s shares will continue to be sold on www.fundrise.com/growth1. In addition, the Manager may determine to change the name of Equity REIT, which will not require the approval of shareholders. The Manager will notify Equity REIT shareholders if the name is changed. As a result of the Merger, each issued and outstanding share of the eFund will be exchanged for 0.72 shares of the Equity REIT.

Holders of shares of the Target will see their changes in share ownership to new Equity REIT Shares reflected in their account upon completion of the Merger.

Q:	Have the Independent Representatives approved the Merger?

A:	It is anticipated that the Independent Representatives of the Merged Entities will determine that the Merger is advisable and in the best interests of us and our and the Target’s shareholders and will approve the Merger shortly after the qualification of this Offering Statement.

Q:	What are the reasons for the Merger?

A:	The Manager believes that by consolidating the Merged Entities, the surviving entity will be able to streamline operations, cut administrative costs and maximize returns to shareholders.

Q:	Is a vote by the shareholders of the Merged Entities required to approve the Merger?

A:	No vote of the shareholders is required to approve the Merger. Pursuant to the operating agreements of the Merged Entities, the Merger only requires the approval of the Manager and the Independent Representatives, both of which we anticipate will have approved the Merger shortly after this offering circular is qualified.

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Q:	Am I entitled to dissenters’ rights?

A:	No. Pursuant to the operating agreements of the Merged Entities, you are not entitled to appraisal or dissenters’ rights for the appraised value of your existing common shares in connection with the Merger or the other transactions contemplated by the Merger Agreement.

Q:	How was the Exchange Ratio determined for the exchange of shares of the Target into Equity REIT Shares?

A:	The Exchange Ratio for the eFund was agreed upon in the Merger Agreement and is based on the projected net asset value (“NAV”) per share of the Target shares divided by the projected NAV per share of the Equity REIT Shares on the date of and immediately prior to the consummation of the Merger. Pursuant to the Merger Agreement, this projected exchange ratio may change prior to the consummation of the Merger. See “Terms of the Merger - Exchange Ratio/Calculation”.

Q:	How was the NAV per share determined for purposes of the Merger?

A:

The projected NAV per share was determined by our Manager in accordance with the operating agreements of the Merged Entities. To assist our Manager in calculating our projected NAV per share in determining the Exchange Ratio, our Manager engaged third party appraisers to provide opinions of value over all of our and the Target’s commercial real estate assets and investments. Such opinions of value were a factor in the Manager’s determination of projected NAV for purposes of deriving the Exchange Ratio.

More specifically, projected NAV per share for purposes of the Merger was determined for the Target in accordance with its regular periodic valuation method, which is the same for each of the Merged Entities. This is the same method used for the Merged Entities’ regular determination of price per share when shares are sold to new shareholders, and is further described in the section titled “Description of our Common Shares – Valuation Policies” in the Offering Circular (which is the same process used for each of the Merged Entities).

See 1-Us filed by Equity REIT here and eFund here for details of the calculation of the projected NAV per share being used for each Merged Entity in connection with the Merger.

Q:	What are the anticipated U.S. federal income tax consequences to me of the Merger?

A:	It is intended that the Merger will be treated as a taxable acquisition of the assets of the Target by the Equity REIT in exchange for the Equity REIT Shares (and assumption of Target liabilities) immediately followed by the distribution of the Equity REIT Shares to the Target shareholders and the liquidation of the Target. The Target has operated and will operate until the Merger in a manner that is intended to allow the Target to qualify as a partnership for U.S. federal income tax purposes. As a result of the Target so qualifying as a partnership for U.S. federal income tax purposes, its shareholders will have to include their respective shares of the resulting tax gain, loss and/or other tax items resulting from such sale treatment for purposes of determining their respective U.S. federal income tax liabilities, with the effect that the Merger will be a taxable transaction for Target shareholders. The tax consequences of the Merger are very complex, and it is important that you review the discussion of the U.S. federal income tax consequences of the Merger under the heading “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page xviii of this Information Statement and consult with your own tax advisor in order to determine the tax consequences to you of the Merger.

Q:	When is the Merger expected to be completed?

A:	The Merger will be completed on the Effective Date, which is expected to be shortly after the SEC qualifies the Offering Statement of which this Information Statement is a part. However, there is no guarantee that the Merger will close in accordance with this timing.

Q:	What do I need to do now?

A:	Nothing. We are not asking you to take any action at this time. This Information Statement contains important information regarding the Merger, as well as information about us, our Manager’s reasons for consummating the Merger, the terms of the Merger and certain risks related to the Merger. We urge you to read this Information Statement carefully, including the pro forma financial statements showing the combined financial effect of the Merger in Exhibit A hereto.

Q:	Whom can I contact with my questions?

A:	If you have additional questions about the Merger, please contact: Fundrise Advisors, LLC investments@fundrise.com (202) 584-0550

SUMMARY

The following summary highlights some of the information contained in this Information Statement. This summary may not contain all of the information that is important to you. For a more complete description of the Merger Agreement and the Merger, we encourage you to read carefully this entire Information Statement and the exhibit attached hereto, because this section does not provide all the information that might be important to you.

The Merged Entities

Fundrise Equity REIT, LLC (the “Equity REIT”)

The Equity REIT is a Delaware limited liability company that is intended to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), originally formed to originate, acquire, and structure a diversified portfolio of commercial real estate properties. The Equity REIT may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of commercial real estate properties. As of June 30, 2025, the Equity REIT had total investments equal to approximately $167.8 million spread across 12 different assets.

The Equity REIT was formed in Delaware in 2015. Its principal office is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036 and its telephone number is (202) 584-0550. The Equity REIT has no employees and is externally managed by our Manager.

For more information regarding the Equity REIT, please see the Offering Circular, its annual report on Form 1-K for the year ended December 31, 2024 here and its semiannual report on Form 1-SA for the fiscal semiannual period ended June 30, 2025 here.

Fundrise eFund, LLC (the “eFund” or the “Target”)

The eFund is a Delaware limited liability company that is intended to be taxed as a partnership under the Code, originally formed primarily to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial, industrial, and residential real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), development projects, and other select real estate-related assets, where the underlying assets primarily consist of such properties. As of June 30, 2025, the eFund had total investments equal to approximately $68.6 million spread across 14 different assets.

The eFund was formed in Delaware in 2015. Its principal office is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036 and its telephone number is (202) 584-0550. The eFund has no employees and is externally managed by our Manager, which also manages the Equity REIT.

For more information regarding the eFund, please see its most recent offering statement here, its annual report on Form 1-K for the year ended December 31, 2024 here, and its semiannual report on Form 1-SA for the fiscal semiannual period ended June 30, 2025 here.

The Merger

Subject to the terms and conditions of the Merger Agreement, on the Effective Date, the Target will merge with and into the Equity REIT, with the Equity REIT surviving the Merger as the surviving entity. The Target will cease to exist by virtue of the Merger on the Effective Date.

After the Merger, the Equity REIT is expected to have a pro forma equity market capitalization of approximately $175.3 million based on the June 30, 2025 pro forma financial statements included as Exhibit A. On a pro forma basis, the Equity REIT’s total investments will be equal to approximately $250.1 million spread across 26 different assets. The Equity REIT will continue to be managed by our Manager. We estimate that pre-Merger holders of Equity REIT Shares will own approximately 74.5% of the issued and outstanding shares of the Equity REIT post-Merger (based solely on their pre-Merger holdings of Equity REIT Shares), and former holders of eFund shares will own approximately 25.5% of the issued and outstanding shares of the Equity REIT post-Merger (based solely on their pre-Merger holdings of eFund).

Summary of Risk Factors Related to the Merger

You should carefully consider all of the risk factors together with all of the other information included in this Information Statement, including the exhibits. The risks related to the Merger are described more specifically in the section titled “Risk Factors” of this Information Statement. Please also consider the risk factors disclosed in the Equity REIT Offering Circular in the section titled “Risk Factors” and the risk factors disclosed in the eFund Offering Circular located here in the section titled “Risk Factors”.

▪	Following the Merger, the Equity REIT may be unable to integrate the business of the Target successfully and realize the anticipated synergies and other benefits of the Merger.

▪	There is no public market for shares of the Equity REIT and none is expected to develop, which will cause difficulty in selling any shares received in the Merger.

▪	The future results of the Equity REIT will suffer if the Equity REIT does not effectively manage the expansion of its operations following the Merger.

▪	The Equity REIT’s operating results after the Merger may differ materially from the unaudited pro forma condensed consolidated information included in this Information Statement.

▪	It is anticipated that the Independent Representatives will review and approve the Merger; however, no fairness opinion will be obtained from a third-party investment bank or financial advisor in connection with the Merger.

▪	The tax consequences of the Merger and the ownership of shares in the Equity REIT are complex. The tax consequences of the Merger will include the recognition, for U.S. federal income tax purposes, of items taxable gain and/or loss at the time of the Merger.

Regulatory Approvals Required for the Merger

Other than SEC qualification of our Offering Statement, which will have been obtained prior to the Effective Date, we are not aware of any material federal or state regulatory requirements that must be complied with, or approvals that must be obtained, in connection with the Merger.

Material U.S. Federal Income Tax Consequences of the Merger

The Merger will be treated as a taxable disposition by the Target of all of its assets, which in turn will cause a holder of Target common shares to recognize its share of the taxable gain or loss, and other tax items, arising from such sale for U.S. federal income tax purposes. However, the U.S. federal income tax consequences to Target shareholders are uncertain in certain respects. Holders of Target common shares should refer to the summary contained below under “Material U.S. Federal Income Tax Consequences of the Merger” for more detail regarding the U.S. federal income tax consequences of the Merger.

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CAUTIONARY STATEMENT CONCERNING

FORWARD-LOOKING STATEMENTS

This Information Statement and the documents incorporated by reference into this Information Statement contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which we operate and beliefs of, and assumptions made by, our Manager, and involve uncertainties that could significantly affect the financial results. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the Merger, including future financial and operating results of the Equity REIT, and the Equity REIT’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future—including statements relating to expected synergies, improved liquidity and balance sheet strength—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to:

▪	risks associated with our ability to consummate the Merger, the timing of the closing of the Merger and unexpected costs or unexpected liabilities that may arise from the Merger, whether or not consummated;

▪	risks associated with the Merger, including the integration of the businesses and achieving expected revenue synergies or cost savings as a result of the Merger;

▪	our ability to effectively deploy the proceeds raised in the Equity REIT’s offering;

▪	our ability to attract and retain members;

▪	risks associated with breaches of our data security;

▪	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, COVID-19;

▪	climate change and natural disasters that could adversely affect our properties and our business;

▪	changes in economic conditions generally and the real estate and securities markets specifically;

▪	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

▪	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

▪	defaults on or non-renewal of leases by tenants;

▪	increased interest rates and operating costs;

▪	our failure to obtain necessary outside financing;

▪	decreased rental rates or increased vacancy rates;

▪	the risk associated with potential breach or expiration of a ground lease, if any;

▪	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

▪	our failure to successfully operate acquired properties and operations;

▪	exposure to liability relating to environmental and health and safety matters;

▪	changes in real estate and zoning laws and increases in real property tax rates;

▪	our failure to maintain our status as a REIT;

▪	failure of our acquisitions to yield anticipated results;

▪	risks associated with derivatives or hedging activity;

▪	our level of debt and the terms and limitations imposed on us by our debt agreements;

▪	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

▪	our ability to retain our executive officers and other key personnel of our Sponsor, our Manager, our property manager and their affiliates;

▪	expected rates of return provided to investors;

▪	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

▪	our ability to retain and hire competent employees and appropriately staff our operations;

▪	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) or the Jumpstart Our Business Startups Act of 2012);

▪	the outcome of any legal proceedings or enforcement matters that may be instituted against us relating to the Merger;

▪	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

▪	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

▪	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our offerings and the consequential risk that we may not have the resources to satisfy redemption requests;

▪	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws; and

▪	those additional risks and factors discussed in reports we file with the SEC from time-to-time, including those discussed under the heading “Risk Factors” in this Information Statement and in the Equity REIT and eFund’s most recently filed offering statements on Form 1-A.

Should one or more of the risks or uncertainties described above or elsewhere in this Information Statement occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this Information Statement.

All forward-looking statements, expressed or implied, included in this Information Statement are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our or their behalf may issue.

We do not undertake any duty to update any forward-looking statements appearing in this Information Statement, including any documents incorporated herein by reference.

BACKGROUND AND REASONS FOR THE MERGER

As part of its continuous oversight of its programs under management, the Manager recognized that the Merged Entities currently have overlapping strategic goals. After due inquiry, the Manager has determined that it believes that consolidating the two entities into one entity would allow them to better execute their current business objectives (in addition to streamlining operations and cutting administrative costs related to compliance, audit, tax matters, transfer agent services, etc.) and, ultimately, maximize returns for shareholders. By effectuating the Merger, the Manager expects cost savings of approximately $600,000 to $800,000 per year with respect to the annual audit, tax, legal and other fees of the eFund. It is anticipated that our Manager and the Independent Representatives will determine that it is fair and reasonable, and in the best interest of the Merged Entities and their shareholders to merge the eFund with and into Equity REIT, with Equity REIT as the surviving entity.

In making this determination, our it is anticipated that the Manager and the Independent Representatives will consider each entity’s current strategic goals, and weigh the expected ongoing costs that would be sustained if the Merged Entities remained standalone entities against the expected expenses related to the Merger. It is anticipated that they will determine that the merger of the eFund with and into Equity REIT at this time would provide the most value to shareholders. It is expected that shareholders of Equity REIT will benefit from immediate exposure to a larger, more diversified portfolio. As part of the Merger, Equity REIT will acquire several attractive newly constructed infill industrial assets that the Manager believes have strong growth potential. Separately, the Manager has received overwhelming feedback from eFund shareholders indicating a preference to eliminate their Schedule K-1 tax filing in favor of a simpler IRS Form 1099. As the eFund is considering winding down its remaining portfolio of single-family homes, effectuating the Merger now will enable shareholders of the eFund to pursue a similar growth investment objective, but with more diversification and simplified tax reporting, while allowing the investors who wish to stay invested into a diversified real estate pool the ability to do so.

The Manager did not consider a merger with a third party or a sale of the Merged Entities because it believes that the competitive advantages of having Fundrise Advisors as Manager to the Merged Entities, and having access to the technology and investor base available to the Merged Entities, is critical to the Merged Entities’ success. See “Conflicts of Interest” and “Risk Factors — Risks Related to Conflicts of Interest.” As previously noted, our sponsor has a highly experienced management team, vast real estate investment experience, and extensive market knowledge and industry relationships, from which the Merged Entities benefit.

TERMS OF THE MERGER

Below is a summary of the material terms of the Merger Agreement. Although we believe that this description covers the material terms of the Merger Agreement, it may not contain all the information that is important to you and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as an Exhibit 6.6 to the offering statement and may be accessed here and is incorporated herein by reference.

Parties/Surviving Entity

The parties to the Merger are Fundrise Equity REIT, LLC (the “Equity REIT”) and Fundrise eFund, LLC (the “eFund” or the “Target”). On or about the Effective Date, the Target will be merged with and into the Equity REIT, with the Equity REIT as the surviving entity.

Merger Consideration/Effect on the Target’s Common Shares

As a result of the Merger, on the Effective Date each issued and outstanding share of the eFund will be exchanged for shares of the Equity REIT based on the Exchange Ratio, which is 0.72:1.00 or 0.72 eFund shares for each one (1) Equity REIT share.

As of the anticipated date of the consummation of the Merger, the eFund is anticipated to have 5,198,247 shares issued and outstanding, collectively representing an anticipated capitalization of approximately $61.0 million.

Exchange Ratio/Calculation

The Merger Agreement provides for an agreed upon Exchange Ratio. The Exchange Ratio is based on each Merged Entity’s projected NAV on the date of the consummation of the Merger (for each Merged Entity, its “Merger NAV”). The Exchange Ratio is the amount equal to the Merger NAV per share of the Target divided by the Merger NAV per share of the Equity REIT. In accordance with the Merger Agreement, at the discretion of the Manager, if there is a material change in the Merger NAV per share of either of the Merged Entities prior to the consummation of the Merger, our Manager, in its discretion, may revise the Exchange Ratio with the approval of the Independent Representatives.

Representations and Warranties

The Merger Agreement contains various customary representations and warranties of the Merged Entities as to various matters, such as: due incorporation; capitalization; authorization; consents and approvals; financial statements; title to properties; intellectual property; privacy and data security; contracts; insurance; taxes; litigation; compliance with law; permits and regulatory matters; environmental matters; absence of changes; real property; and brokers and finders. The representations or warranties are conditions to closing the Merger but will not survive the Effective Date.

Merger Expenses

The expenses of the Merger will be allocated to each of Equity REIT and eFund (together, the “Merged Entities”) in direct proportion to each Merged Entity’s Merger NAV. The expenses of the Merger are expected to approximate $380,000.

Redemptions through the Effective Date and after the Merger

As previously disclosed in the Target’s 1-SA filed on September 18, 2025, here, the Target’s redemption plan was suspended, and the Target is not currently processing redemption requests. After the Effective Date, former holders of the Target’s shares will be able to redeem their newly-acquired shares of the Equity REIT in accordance with the Equity REIT’s redemption plan once such plan is re-activated, which plan is substantially similar to the Target’s redemption plan (with the exception that Equity REIT’s per quarter redemption threshold is 5.00% of the NAV of all outstanding shares for such quarter while the Target’s threshold is 1.25%; additionally, the Equity REIT’s redemption plan, in contrast to the Target’s redemption plan, is not subject to the publicly traded partnership safe harbor restrictions). As previously disclosed, the Equity REIT’s redemption plan is currently suspended. We will file any updates related to the redemption plans on the SEC’s EDGAR website.

All redemption requests will be redeemed based on the per share price for our common shares in effect at the time the redemption request was submitted. In connection with the Merger, the NAV per common share will be updated, which may be different than the current NAV per common share of each entity.

There can be no guarantee of the timing of the potential Merger and the Manager may, in its sole discretion, not re-activate the plan, or if it does, the Manager may subsequently amend, suspend, or terminate the redemption plan at any time without prior notice. In the event that we amend, suspend or terminate our redemption plans, we will file an offering circular supplement and/or Form 1-U, as appropriate.

Timing of the Merger

The Merger will take place on the Effective Date, which is expected to be shortly after the SEC qualifies the Offering Statement, of which this Information Statement is a part.

Arbitration, Waiver of Information, and Jury Waiver Provisions

Pursuant to the Merger Agreement, the Target’s shareholders will be subject to the same arbitration, waiver of information and jury waiver provisions to which the Equity REIT shareholders are subject as described in the Offering Circular and this Appendix A in the sections titled “Risk Factors.” Please review this information as it contains important information regarding your rights as a shareholder of the Equity REIT.

Conditions to Closing

The obligations of the Merged Entities to effect the Merger are subject to the fulfillment (or waiver by each entity), at or prior to the Effective Date, of each of the following conditions:

▪	the approval of the Merger by the Manager and Independent Representatives, each of which we anticipate will be obtained shortly after the qualification of this Offering Statement;

▪	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition enacted or promulgated by any governmental entity restraining, enjoining or otherwise prohibiting the consummation of the Merger shall be in effect;

▪	the SEC shall have qualified the offering statement of which this Information Statement is a part;

▪	since the date of the Merger Agreement, there will not have been any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on either Merged Entity. “Material Adverse Effect” is defined as any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, has had or would be reasonably likely to have a material adverse effect on (i) the business, condition (financial or otherwise) or results of operations of the entity, taken as a whole, or (ii) the ability of the entity to perform its obligations under the Merger Agreement or to consummate the Merger. The definition of Material Adverse Effect is subject to customary carve outs as set forth in the Merger Agreement;

▪	the representations and warranties shall be true and correct in all respects, in each case as of the date of the Merger Agreement and the Effective Date, except where any failures of such representations or warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect on either Merged Entity; and

▪	the Merged Entities shall have performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by them.

Exchange/Closing Mechanics

As a result of the Merger, on the Effective Date, each issued and outstanding share of eFund will be exchanged for 0.72 shares of the Equity REIT. Holders of the Target’s shares will see their changes in share ownership to new Equity REIT Shares reflected in their account on our website upon completion of the Merger. No action is required by holders of the Target’s shares in order to receive shares of Equity REIT pursuant to the Merger or for their account to be updated with information regarding their new holdings. The Manager will update Computershare with the new share ownership information for the Equity REIT upon completion of the Merger. Following the Merger, the Equity REIT’s shares are expected to continue to be sold on www.fundrise.com/growth1.

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RISK FACTORS

The Merger involves substantial risks as does an investment in the Equity REIT. You should carefully consider the following risk factors specifically related to the Merger in addition to the risk factors contained in the Offering Circular of which this Information Statement is a part, which relate to the general operations of the Equity REIT. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below and in Equity REIT’s offering statement are not the only ones related to the Merger or that the Equity REIT faces, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Concerning Forward-Looking Information”.

Following the Merger, the Equity REIT may be unable to integrate the business of the Target successfully and realize the anticipated synergies and other benefits of the Merger.

The Merger involves the combination of two companies that currently operate as independent companies. The Equity REIT will be required to devote significant management attention and resources to integrating the business practices and operations of the Target. Potential difficulties the Equity REIT may encounter in the integration process include the following:

▪	the inability to successfully combine the business of the Target in a manner that permits the Equity REIT to achieve the cost savings anticipated to result from the Merger;

▪	the complexities associated with managing the combined businesses;

▪	the additional complexities of combining two companies with different investments and investment strategies;

▪	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger; and

▪	performance shortfalls as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the Equity REIT’s management, the disruption of the Equity REIT’s ongoing business or inconsistencies in the Equity REIT’s operations, services, standards, controls, procedures and policies, any of which could adversely affect the ability of the Equity REIT to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the Equity REIT.

There is no public market for shares of the Equity REIT and none is expected to develop, which will cause difficulty in selling any shares received in the Merger.

As with respect to the Target’s common shares to be received in the Merger, there is no public market for shares of the Equity REIT and none is expected to develop. However, the Equity REIT has adopted a redemption plan, which is substantially similar to the Target’s redemption plan (with the exception that Equity REIT’s per quarter redemption threshold is 5.00% of the NAV of all outstanding shares for such quarter while the Target’s threshold is 1.25%; additionally, the Equity REIT’s redemption plan, in contrast to the Target’s redemption plan, is not subject to the publicly traded partnership safe harbor restrictions), whereby, in the sole discretion of our Manager, an investor may obtain liquidity as described in detail in the Offering Circular. In addition, despite the illiquid nature of the assets expected to be held by the Equity REIT, our Manager believes it is best to provide the opportunity for liquidity in the event shareholders need it. As previously disclosed, the Equity REIT redemption plan is currently suspended, and our Manager may re-activate it at its sole discretion. If we re-activate the plan, our Manager may, in its sole discretion, subsequently amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, or for any other reason.

The future results of the Equity REIT will suffer if the Equity REIT does not effectively manage the expansion of its operations following the Merger.

Following the Merger, the Equity REIT expects to continue to expand its operations through additional acquisitions and development of properties, some of which may involve complex challenges. The future success of the Equity REIT will depend, in part, upon the ability of the Equity REIT to manage its expansion opportunities, which may pose substantial challenges for the Equity REIT to integrate new operations into its existing business in an efficient and timely manner, and upon its ability to successfully monitor its operations, costs and regulatory compliance, and to maintain other necessary internal controls. There is no assurance that the Equity REIT’s expansion or acquisition and development opportunities will be successful, or that the Equity REIT will realize the expected operating efficiencies, cost savings, and synergies or other benefits.

The Equity REIT’s operating results after the Merger may differ materially from the unaudited pro forma condensed combined financial information included as an exhibit to this Information Statement.

The unaudited pro forma condensed combined financial information included as Exhibit A to this Information Statement has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Merger been completed as of the date indicated, nor is it indicative of the future operating results or financial position of the Equity REIT. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the Merger, including the costs related to the planned integration of the companies and any future nonrecurring charges resulting from the Merger, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The unaudited pro forma condensed combined financial information presented as an exhibit to this Information Statement is based in part on certain assumptions regarding the Merger that the Manager believes are reasonable under the circumstances. The Manager cannot assure you that the assumptions will prove to be accurate over time.

No fairness opinion was obtained in connection with the Merger.

The Independent Representatives will review and approve the Merger. However, we have not obtained a fairness opinion in connection with the Merger. Therefore, no third-party investment bank or financial advisor has passed on the fairness, from a financial point of view, of the Merger for the Merged Entities, or of the consideration to be received by the Target’s shareholders pursuant to the Merger Agreement.

By receiving shares in the Merger, you are bound by the arbitration provisions contained in the Equity REIT’s subscription agreement (our “Subscription Agreement”), which limit your ability to bring class action lawsuits or seek remedy on a class basis, including with respect to securities law claims.

Pursuant to the terms of the Merger Agreement, by receiving shares in the Merger, investors will be bound by the arbitration provisions contained in our Subscription Agreement (the “Arbitration Provisions”).

Such Arbitration Provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the Equity REIT, including with respect to the ongoing offering, our holdings, our common shares, our ongoing operations and the management of our investments, among other matters and limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis.

The Arbitration Provisions severely limit your rights to seek redress against us in court. For example, you may not be able to pursue litigation for any claim in state or federal courts against us, our Manager, our Sponsor, or their respective directors or officers, including with respect to securities law claims, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys’ fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, the Arbitration Provisions provide that either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case by case basis as claims arise. In this regard, the Arbitration Provisions are similar to a binding arbitration provision as we are likely to invoke the Arbitration Provisions to the fullest extent permissible.

Any arbitration brought pursuant to the Arbitration Provisions must be conducted in the State of Virginia, in the Washington, D.C. metropolitan area. The term “Claim” as used in the Arbitration Provisions is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of our Subscription Agreement, our website, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provision, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provisions are to be given the broadest possible interpretation that will permit it to be enforceable. Based on discussions with and research performed by the Company’s counsel, we believe that the Arbitration Provisions are enforceable under federal law, the laws of the State of Delaware, the laws of Washington, D.C., or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our operating agreement with respect to the Arbitration Provisions or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Further, the Merger Agreement restricts the ability of our shareholders to bring class action lawsuits or to similarly seek remedy on a class basis, unless otherwise consented to by us. These restrictions on the ability to bring a class action lawsuit are likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue claims against us.

BY BEING SUBJECT TO THE ARBITRATION PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

By receiving shares in the Merger, you are bound by the provisions contained in our Subscription Agreement that require you to waive your rights to request to review and obtain information relating to the Company, including, but not limited to, names and contact information of our shareholders.

Pursuant to the terms of the Merger Agreement, by receiving shares in the Merger, investors will be bound by the provisions contained in our Subscription Agreement (the “Waiver Provisions”). Such Waiver Provisions were also contained in the subscription agreement for the Target that all of the Target’s shareholders were subject upon their admission to the Target.

The Waiver Provisions limit the ability of our shareholders to make a request to review and obtain information relating to and maintained by the Company and Fundrise, including, but not limited to, names and contact information of our shareholders, information listed in Section 18-305 of the Delaware Limited Liability Company Act, as amended, and any other information deemed to be confidential by the Manager in its sole discretion.

Through the Company’s required public filing disclosures, periodic reports and obligation to provide annual reports and tax information to its shareholders, much of the information listed in Section 18-305 of the Delaware Limited Liability Company Act will be available to shareholders notwithstanding the Waiver Provisions. While the intent of the Waiver Provisions is to protect your personally identifiable information from being disclosed pursuant to Section 18-305, by being subject to the Waiver Provisions, you are severely limiting your right to seek access to the personally identifiable information of other shareholders, such as names, addresses and other information about shareholders and the Company that the Manager deems to be confidential. As a result, the Waiver Provisions could impede your ability to communicate with other shareholders, and such provisions, on their own, or together with the effect of the Arbitration Provisions, may impede your ability to bring or sustain claims against the Company, including under applicable securities laws.

Based on discussions with and research performed by the Company’s counsel, we believe that the Waiver Provisions are enforceable under federal law, the laws of the State of Delaware, the laws of Washington, D.C., or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement with respect to the Waiver Provision were to be found by a court to be unenforceable, we would abide by such decision.

UNDER THE WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

By receiving shares in the Merger, you are bound by the jury waiver provisions contained in our Subscription Agreement, which require you to waive your right to a trial by a jury for those matters that are not otherwise subject to the Arbitration Provisions, including with respect to securities law claims.

Pursuant to the terms of the Merger Agreement, by receiving shares in the Merger, investors will be bound by the jury waiver provisions contained in our Subscription Agreement.

Such jury waiver provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the company, including with respect to the Merger, our shares, our holdings, our ongoing operations and the management of our investments, among other matters, and means that you are waiving your rights to a trial by jury with respect to such claims.

Based on discussions with and research performed by our counsel, we believe that the jury waiver provisions are enforceable under federal law, the laws of the State of Delaware, the laws of Washington, D.C., or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement with respect to the jury waiver provisions were to be found by a court to be unenforceable, we would abide by such decision.

UNDER THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Each of the Merged Entities is represented by the same law firm in the Merger, which may present a potential conflict of interest.

Each of the Merged Entities is represented by the same law firm in the Merger transactions, which may present a potential conflict of interest. The Manager of the Merged Entities and the Independent Representatives considered and waived the potential conflict of interest of using the same law firm for each of the Merged Entities in connection with the Merger Transactions.

DESCRIPTION OF THE EQUITY REIT OPERATING AGREEMENT / COMPARISON OF SHAREHOLDER RIGHTS

The following is a summary of the material terms of both the Equity REIT’s Amended and Restated Operating Agreement (the “Equity REIT Operating Agreement”) and the Target’s Amended and Restated Operating Agreement (the “Target Operating Agreement”), unless otherwise indicated. This summary does not include all of the terms of the Merged Entities’ operating agreements and applicable Delaware law, including the Delaware Limited Liability Company Act (the “DLLCA”). References to the “company” in this section refer to the Equity REIT.

Overview

The Equity REIT and the Target have substantially similar operating agreements; unless otherwise noted, the terms of the Equity REIT Operating Agreement described in this section also describe the Target Operating Agreement. As a result, shareholders of the Target will generally not be subject to any different rights and obligations from those they have as shareholders of the Target.

Capitalization

The Equity REIT Operating Agreement authorizes it to issue shares for any purpose at any time and from time to time for such consideration (which may be cash or otherwise) or for no consideration and on such terms and conditions as the Manager determines, including the issuance of shares in connection with the acquisition of assets other than for cash.

As of the date of the Offering Circular, the Equity REIT had 10,850,216 shares issued and outstanding, collectively representing a capitalization of approximately $177.9 million. All shares of the Equity REIT are owned by shareholders of the Equity REIT and have the same rights, preferences, powers and duties.

In connection with the consummation of the Merger and as a result of the issuance by the Equity REIT of Shares to the holders of the Target’s shares, 14,573,523 Equity REIT Shares are anticipated to be issued and outstanding as of the completion of the Merger.

The Equity REIT is not listed on any exchange or quoted on any national market system. Holders of Equity REIT Shares will have the rights of shareholders under the Equity REIT Operating Agreement and the DLLCA. The Equity REIT Operating Agreement imposes certain restrictions on the transfer of Equity REIT Shares, as described below.

Distributions

The Equity REIT Operating Agreement provides for distributions to be paid to shareholders in cash, shares or other assets at the sole discretion of the Manager.

Liquidation Support

The Equity REIT Operating Agreement provides for a Liquidation Support Agreement between the Equity REIT and the Manager by which the Manager will make a payment to the Company of up to $500,000 if the distributions paid by the Company upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return.

The Target Operating Agreement does not provide for such a Liquidation Support Agreement and no such agreement exists between the Manager and the Target.

Liability of Shareholders

The Equity REIT Operating Agreement provides that except as otherwise provided in the DLLCA, the company’s debts, obligations and liabilities, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the company, and the shareholders shall not be obligated personally for any such debt, obligation or liability of the company solely by reason of being a shareholder.

Sales of Assets

Under the Equity REIT Operating Agreement, the Manager generally has the exclusive authority to determine whether, when and on what terms assets will be sold, including for a sale of all or substantially all of the company’s assets (or a Merger with another entity, including an affiliate of the Manager).

Independent Representative

The Equity REIT Operating Agreement provides that it will appoint an independent representative to approve certain transactions involving a conflict of interest or any transaction between the Sponsor, the Manager, any of their affiliates and the company.

Removal of the Manager; Transfer of the Manager’s Management Rights

The Equity REIT Operating Agreement provides that shareholders may only remove the Manager as “manager” within the meaning of the DLLCA with 30 days prior written notice for “cause” (as defined in the Equity REIT Operating Agreement) upon the affirmative vote or consent of the holders of two-thirds of the then issued and outstanding shares. If the Manager is removed for “cause”, the shareholders shall have the power to elect a replacement manager upon the affirmative vote or consent of the holders of a majority of the then issued and outstanding shares. Unsatisfactory performance of the company does not constitute “cause”.

In the event of the removal or withdrawal of the Manager, the Manager will cooperate with the company and take all reasonable steps to assist in making an orderly transition of the management function.

The Manager has the power to delegate any or all of its rights and powers to manage and control the company’s business and affairs to such officers, employees, affiliates, agents and representatives of the Manager as it may deem appropriate.

Restrictions on Transfer of Shares

Subject to compliance with federal and state securities law, the company’s shareholders will be permitted to transfer all or any portion of their shares so long as they satisfy certain requirements set forth in the Equity REIT Operating Agreement. However, a transfer of shares may be prohibited if after such transfer a shareholder would beneficially or constructively own more than 9.8% (or such other percentage determined by the Manager) of the company’s aggregate outstanding shares.

Redemption of Shares

The Manager may, in its sole discretion, establish a redemption plan (a “Redemption Plan”), pursuant to which a shareholder may request that the company redeem all or any portion of their shares, subject to the terms, conditions and restrictions of the Redemption Plan. In its sole discretion and to the fullest extent permitted by applicable laws and regulations, the Manager may set the terms, conditions and restrictions of any Redemption Plan and may amend, suspend, or terminate any such Redemption Plan at any time for any reason. The Manager may also, in its sole discretion and to the fullest extent permitted by applicable laws and regulations, decline any particular redemption request made pursuant to a Redemption Plan if the Manager believes such action is in the company’s best interests.

The Manager may, in its sole discretion, amend, suspend, or terminate the Redemption Plan at any time without prior notice, including to protect the company’s operations and non-redeemed shareholders, to prevent an undue burden on the company’s liquidity, following any material decrease in the company’s NAV, or for any other reason.

See the section titled “Description of our Common Shares—Redemption Plan” in the Offering Circular for a description of the company’s current Redemption Plan. The Redemption Plan is substantially similar to the Target’s redemption plan (with the exception that Equity REIT’s per quarter redemption threshold is 5.00% of the NAV of all outstanding shares for such quarter while the Target’s threshold is 1.25%; additionally, the Equity REIT’s redemption plan, in contrast to the Target’s redemption plan, is not subject to the publicly traded partnership safe harbor restrictions).

Voting Rights

Shareholders have voting rights only with respect to certain matters, as described below. Each outstanding share entitles the holder to one vote on all matters submitted to a vote of shareholders. Generally, matters to be voted on by shareholders must be approved by either a majority or supermajority, as the case may be, of the votes cast by all shares present in person or represented by proxy. The Equity REIT Operating Agreement provides that special meetings of shareholders may be called by the Manager. If any such vote occurs, shareholders will be bound by the majority or supermajority vote, as applicable, even if they did not vote with the majority or supermajority.

The following circumstances require the approval of shareholders representing a majority or supermajority, as the case may be, of the shares:

▪	any amendment to the Equity REIT Operating Agreement that would adversely change the rights of the shares (majority of affected class/series);

▪	removal of the Manager for “cause” (two-thirds); and

▪	the liquidation in the event that the Manager has been removed for “cause” (majority).

Books and Reports

Company books and records are maintained by the Manager.

Power of Attorney

Pursuant to the Equity REIT Operating Agreement, each shareholder appoints the Manager, any liquidator, and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to execute, swear to, acknowledge, deliver, file and record, among other things, all certificates, documents and other instruments that the Manager or any liquidator determines necessary or appropriate:

▪	to form, qualify, or continue our existence or qualification;

▪	to reflect any amendment or restatement of the Equity REIT Operating Agreement;

▪	to reflect the company’s dissolution, liquidation, and/or termination;

▪	relating to the admission, withdrawal, removal, or substation of any shareholder according to the terms of the Equity REIT Operating Agreement;

▪	relating to the determination of the rights, preferences and privileges of any class of shares; and

▪	relating to a Merger, consolidation, or conversion.

Amendment of the Equity REIT Operating Agreement

The Manager may amend the Equity REIT Operating Agreement in its sole discretion, with the exception of amendments adversely affecting the rights of shareholders, as described in the section titled “Voting Rights” above.

Dissolution, Termination and Liquidation

The Equity REIT will dissolve following an election to dissolve by the Manager (or, if the Manager has been removed for “cause”, by an affirmative vote of the holders of a majority of shares entitled to vote), by the sale or other disposition of all or substantially all of the company’s assets, by judicial dissolution pursuant to the provisions of the DLLCA, or at any time that the company has no shareholders unless the company’s business is continued in accordance with the DLLCA.

Upon the company’s dissolution, the Manager will appoint a liquidator, who will proceed to liquidate the company’s assets and apply the proceeds therefrom in the order of priority set forth in the Equity REIT Operating Agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of certain material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of shares of Target common shares. For a description of U.S. federal income tax considerations relating to the ownership and disposition of Equity REIT common shares received in the Merger, U.S. holders should refer to the summary contained under “Certain U.S. Federal Income Tax Considerations” in the offering circular in which this Information Statement is a part.

This discussion assumes that each holder of Target common shares holds its common shares as a capital asset within the meaning of Section 1221 of the Code. This discussion is based upon the Code, Treasury regulations promulgated under the Code, referred to herein as the Treasury Regulations, judicial decisions and published administrative rulings, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address (i) U.S. federal taxes other than income taxes, (ii) state, local or non-U.S. taxes or (iii) tax reporting requirements, in each case, as applicable to the Merger. In addition, this discussion does not address U.S. federal income tax considerations applicable to holders of Target common shares that are subject to special treatment under U.S. federal income tax law, including, for example:

▪	financial institutions;

▪	pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes);

▪	insurance companies;

▪	broker-dealers;

▪	tax-exempt organizations;

▪	subchapter S corporations;

▪	dealers in securities or currencies;

▪	traders in securities that elect to use a mark to market method of accounting;

▪	persons that hold Target common shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated transaction for U.S. federal income tax purposes;

▪	regulated investment companies;

▪	REITs;

▪	certain U.S. expatriates;

▪	non-U.S. holders;

▪	“corporate partner(s)” (as defined in Section 732(f) of the Code) that receive a distribution of corporate stock;

▪	U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

▪	U.S. holders who acquire Target common shares in exchange for the contribution of property other than cash or for services to Target; and

▪	persons who acquired their Target common shares through the exercise of an employee stock option or otherwise as compensation.

For purposes of this discussion, a “holder” means a beneficial owner of Target common shares for U.S. federal income tax purposes, and a “U.S. holder” means a holder that is:

▪	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

▪	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia);

▪	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

▪	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place under the Treasury Regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Target common shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Target common shares, and the partners in such partnership (as determined for U.S. federal income tax purposes), should consult their tax advisors.

This discussion of material U.S. federal income tax consequences of the Merger is not binding on the IRS. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

THE U.S. FEDERAL INCOME TAX RULES APPLICABLE TO THE MERGER AND TO REITS GENERALLY ARE HIGHLY TECHNICAL AND COMPLEX. HOLDERS OF TARGET COMMON SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, THE OWNERSHIP OF COMMON SHARES OF EQUITY REIT, AND EQUITY REIT’S QUALIFICATION AS A REIT, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS, AND POTENTIAL CHANGES IN APPLICABLE TAX LAWS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Material U.S. Federal Income Tax Consequences of the Merger

Tax Characterization of the Merger

The Target is intended to qualify, and believes that it has qualified and will qualify until the Effective Time, as a partnership for U.S. federal income tax purposes. Except as discussed below in the section “Tax Liabilities and Partnership Tax Status of Target,” the remainder of this discussion assumes that the Target has been and will be so qualified until the Effective Time.

Although the merger of one REIT into another REIT solely in exchange for stock of the surviving REIT is often a tax-free reorganization for U.S. federal income tax purposes in which target shareholders do not recognize gain or loss, because the Target is classified as a partnership for U.S. federal income tax purposes, the Merger cannot qualify as such a tax-free reorganization. Other Code provisions that might allow the Merger to occur on a tax-free basis are also not expected to apply. Rather, the Merger is intended to be treated for U.S. federal income tax purposes as (i) a taxable sale by the Target to the Equity REIT of all of the assets of the Target in exchange for an amount equal to the then-fair market value of the Equity REIT Shares and the amount (as determined for U.S. federal income tax purposes) of the Target’s liabilities assumed by the Equity REIT by operation of the Merger, immediately followed by (ii) the distribution of the Equity REIT Shares to the Target shareholders in liquidation of the Target. The remainder of this discussion assumes that the Merger is treated as a taxable sale of assets by, and the liquidation of, the Target for U.S. federal income tax purposes, as intended.

Following the Merger, the Equity REIT, as the successor to the Target, will determine the Target’s items of income, gain, deduction and loss as determined for U.S. federal income tax purposes for the Target’s final taxable year ending with the Merger, including items arising in the ordinary course of business and items arising as a result of the deemed taxable sale of the Target’s assets to the Equity REIT. Such items will be allocated among the former Target shareholders in accordance with the Second Amended and Restated Operating Agreement of the Target and reported to the former Target shareholders.

Treatment of U.S. Holders

For U.S. federal income tax purposes, each U.S. holder as of the Effective Time must take into account its allocable share of the tax items recognized by the Target in the deemed asset sale or otherwise arising during the Target’s final taxable year, as described above. A U.S. holder takes such items into account in the taxable year of the U.S. holder that includes the Effective Time.

The character of the tax items recognized on the deemed sale of the Target’s assets will be determined under generally applicable U.S. federal income tax rules. It should be noted, however, that certain adverse rules may apply if the Equity REIT and the Target are deemed “related” for certain purposes (generally requiring overlapping ownership of more than 50%). Such rules may (i) disallow the recognition of any losses realized from the deemed taxable sale of the Target’s assets and (ii) treat any capital gain otherwise arising from the deemed taxable sale as ordinary gain to the extent attributable to depreciable property. Under an IRS revenue ruling, if losses are disallowed under these rules, a U.S. holder should nonetheless reduce its adjusted tax basis in its Target interest by its allocable share of the disallowed loss.

Each U.S. holder as of the Merger will be treated as receiving a distribution from the Target of the Equity REIT Shares issued to such U.S. holder in the Merger. In general:

▪	a U.S. holder will not recognize additional gain or loss for U.S. federal income tax purposes as a result of such deemed distribution; and

▪	a U.S. holder will take an initial tax basis in its Equity REIT Shares received in the Merger equal to the U.S. holder’s adjusted tax basis in its interest in the Target immediately before the deemed distribution.

A U.S. holder’s adjusted tax basis in its interest in the Target immediately before the deemed distribution of Equity REIT Shares (and thus the holder’s initial tax basis in its Equity REIT Shares received) will reflect both (i) the U.S. holder’s allocation of Target tax items for the Target’s final taxable year and (ii) the reduction (to zero) in the holder’s share of Target liabilities (if any) that results from the Equity REIT’s assumption of such liabilities in the Merger.

REIT Qualification of Equity REIT

Assuming, as intended, that the Target is treated as a partnership for U.S. federal income tax purposes, for periods until the Effective Time, U.S. holders of Target shares have been and will be treated as partners in a partnership by virtue of their ownership of such Target shares. As holders of Equity REIT Shares, following the Merger U.S. holders will be treated as shareholders in a corporation that has elected REIT status. The U.S. federal income tax treatment of an investment in REIT stock differs significantly from an investment in a partnership interest. U.S. holders should consult the summary contained under “Certain U.S. Federal Income Tax Considerations” in the offering circular in which this Information Statement is a part for a discussion of the REIT rules as they apply to Equity REIT and the U.S. federal income tax considerations of an investment in REIT stock. Related risk factors may be found in the offering circular under “RISK FACTORS” – “Risks Related to Our Status as a REIT.”

Equity REIT, for all taxable years commencing with its taxable year ended December 31, 2016, was and is intended to be organized and operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code, and it believes that its past, current, and intended future organization and operations will permit Equity REIT to continue to qualify for taxation as a REIT under Sections 856 through 860 of the Code. Equity REIT intends to continue to operate in a manner to qualify as a REIT following the Merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depends upon the ability of Equity REIT to meet, through actual annual (or, in some cases, quarterly) operating results, numerous requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. There are only limited judicial and administrative interpretations of these requirements, and qualification as a REIT involves the determination of various factual matters and circumstances which are not entirely within the control of the Equity REIT. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of Equity REIT, there can be no assurance that the actual operating results of Equity REIT have satisfied or will satisfy the requirements for taxation as a REIT under the Code for any particular tax year. If Equity REIT failed to qualify as a REIT for any of its REIT taxable years for which the applicable period for assessment had not expired, Equity REIT would be liable for U.S. federal income tax on its taxable income at regular corporate rates. Furthermore, Equity REIT would not be able to re-elect REIT status until the fifth taxable year after the first taxable year in which such failure occurred.

After the Merger, the REIT asset and income tests will apply to (i) all of the assets of the Equity REIT, including the assets that the Equity REIT acquires from the Target in the Merger, and (ii) all of the income of the Equity REIT, including the income derived from the assets it acquires from the Target in the Merger.

Tax Liabilities and Partnership Tax Status of the Target

As a partnership for U.S. federal income tax purposes, the Target generally is not subject to U.S. federal income tax. However, the rules applicable to U.S. federal income tax audits of partnerships generally require a partnership to pay the hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit or in other tax proceedings, unless the partnership elects an alternative method under which the taxes resulting from the adjustment are assessed at the partner level. Such taxes also may be assessed against the former partners if the IRS determines that the partnership ceases to exist, but such a determination appears to be discretionary. Thus, as a result of these rules, it is possible that the Equity REIT, as the successor by merger to the Target, could be responsible for U.S. federal income tax, interest and penalties with respect to audit adjustments for pre-Merger periods of the Target.

As noted, the Target believes that it has been treated as a partnership for U.S. federal income tax purposes. Such partnership treatment reflects the Target’s further analysis that the Target has avoided treatment as a corporation under the publicly traded partnership (“PTP”) rules. A PTP is a partnership whose interests are traded on an established securities market or are deemed to be readily tradable on a secondary market or the substantial equivalent thereof. Unless a Qualifying Income Exemption (defined below) applies, a PTP is treated as a corporation for U.S, federal income tax purposes.

The common shares of the Target are not traded on an established securities market. The Target also believes that its common shares were not, and are not, readily tradable on a secondary market or equivalent based on the Target’s previous compliance in certain years with a regulatory safe harbor for a partnership that complies with certain restrictions on redemptions and transfers (referred to herein as the “PTP Safe Harbor”), and, in years in which the Target did not satisfy the PTP Safe Harbor, based on facts and circumstances available to it that the Target believes demonstrate the common shares were not readily tradable on a secondary market or equivalent. Notwithstanding the foregoing, if the Target is, or was for any taxable year, a PTP, it could still avoid taxation as a corporation by relying on an exception referred to as the “Qualifying Income Exemption,” under the PTP rules. Under the Qualifying Income Exemption, a PTP will not be taxed as a corporation if at least 90% of its gross income for every taxable year consists of “qualifying income” under the Code and the PTP is not required to register under the Investment Company Act of 1940. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income. Qualifying income does not generally include fees paid in respect of services. Compliance with the Qualifying Income Exemption involves the application of complex tax rules for which there is sparse interpretive guidance. Because of the complexity of such rules and the potential difficulties of complying with the requirements of the Qualifying Income Exemption, no assurance can be given that the Target’s actual results, in fact, satisfy such requirements.

If the Target is a PTP, but avoids corporate taxation by complying with the Qualifying Income Exemption, then certain Target shareholders may be limited in their ability to use passive losses from other sources to offset the passive activity income of the Target, including any passive activity income resulting from the Merger (and conversely would be limited in their ability to use passive losses generated by the Target to offset passive activity income from other sources).

WHERE YOU CAN FIND MORE INFORMATION

Equity REIT has filed with the SEC an offering statement on Form 1-A under the Securities Act in connection with the issuance of shares of Equity REIT in exchange for shares of the Target and the consummation of the Merger. The consolidated historical financial statements of Fundrise Equity REIT, LLC, which are filed as part of the offering statement on Form 1-A, are incorporated by reference into this Information Statement, and should be read in conjunction with the exhibits attached hereto. This Information Statement does not contain all the information set forth in the offering statement filed with the SEC, reference to which is hereby made. Equity REIT is subject to the informational reporting requirements that are applicable to Tier 2 issuers whose securities qualified pursuant to Regulation A promulgated under the Securities Act and accordingly, Equity REIT will continue to file annual reports, semi-annual reports and other information with the SEC. The SEC also maintains a website at www.sec.gov that contains reports, offering statements and other information regarding issuers that file with the SEC.

You may also request a copy of these filings at no cost, by emailing or telephoning us at:

Fundrise Equity REIT, LLC

investments@fundrise.com

(202) 584-0550

Within 120 days after the end of each fiscal year Equity REIT provides to our shareholders of record annual reports. The annual reports contain audited financial statements and certain other financial and narrative information that we are required to provide to shareholders.

Equity REIT also maintains a website at www.fundrise.com/growth1, where there may be additional information about its business, but the contents of that site are not incorporated by reference in or otherwise a part of this Information Statement. Target also maintains a website at www.fundrise.com/efund, where there may be additional information about Target’s business, but the contents of that site are not incorporated by reference in or otherwise a part of this Information Statement.

Exhibit A

INDEX TO FINANCIAL STATEMENTS

Pro Forma Financial Statements

Unaudited Pro Forma Condensed Combined Financial Information	A-2
Unaudited Pro Forma Condensed Combined Balance Sheet	A-3
Unaudited Pro Forma Condensed Combined Statements of Operations	A-4
Notes to Unaudited Pro Forma Condensed Combined Financial Information	A-6

Financial Statements of Fundrise eFund, LLC

The financial statements of the Target can be found in:

▪	“Item 7. Financial Statements” of the Target’s Annual Report on Form 1-K for the fiscal year ended December 31, 2024, which can be found here, and
▪	“Item 3. Financial Statements” of the Target’s Semi-Annual Report on Form 1-SA for the semiannual period ended June 30, 2025, which can be found here both of which are incorporated herein by reference.

Unaudited Pro Forma Condensed Combined Financial Information

Fundrise Equity REIT, LLC (the “Company”) will acquire Fundrise eFund, LLC (the “Target”) and collectively the “Merged Entities” in which Fundrise Equity REIT, LLC will be the surviving entity. As a result of the acquisition, each issued and outstanding share of the Target will be exchanged (“Exchange Ratio”) for shares of the Company based on the net asset value per share (“NAV per Share”) of the Company and the Target on the date of qualification (“Effective Date”) of this offering statement as filed with the Securities and Exchange Commission (“SEC”).

The following unaudited pro forma condensed combined financial statements are based on the Company’s historical consolidated financial statements and the Target’s historical consolidated financial statements as adjusted to give effect to the Company’s acquisition of the Target. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025 and the pro forma condensed combined statements of operations for the year ended December 31, 2024 give effect to this transaction as if it had occurred on January 1, 2024. The unaudited pro forma condensed combined balance sheet as of June 30, 2025 gives effect to this transaction as if it had occurred on June 30, 2025.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read together with the Company’s historical financial statements and the Target’s historical information incorporated by reference herein.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2025

(in thousands)

	Fundrise Equity REIT, LLC	Fundrise eFund, LLC	Pro Forma Adjustments	Notes	Pro forma Combined
Assets
Cash and cash equivalents	$17,835	$8,400	$-		$26,235
Restricted cash	3,624	-	-		3,624
Other assets, net	645	2,289	(509)	(a)	2,425
Intangible lease assets, net	372	-	1,112	(b)	1,484
Due from related party	-	16,960	-		16,960
Investments in real estate debt	9,825	2,475	-		12,300
Equity securities	-	1,486	-		1,486
Investments in equity method investees	69,080	3,114	123	(c), (e)	72,317
Investments in rental real estate properties, net	99,139	35,349	5,245	(d), (e)	139,733
Investments in real estate held for improvement	-	2,470	307	(d), (e)	2,777
Investments in real estate held for sale	-	1,120	150	(d), (e)	1,270
Derivative financial instruments	185	27	-		212
Total Assets	$200,705	$73,690	$6,428		$280,823

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$1,639	$431	$106	(e)	$2,176
Due to related party	1,387	163	158	(e)	1,708
Rental security deposits and other liabilities	339	8	-		347
Settling subscriptions	-	-	-		-
Distributions payable	102	-	-		102
Redemptions payable	7,852	3,456	-		11,308
Mortgages payable, net	59,598	14,276	224	(f)	74,098
Deferred interest revenue	-	36	-		36
Below-market lease, net	-	14	(14)	(g)	-
Total Liabilities	70,917	18,384	474		89,775

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions	113,990	53,911	7,349	(h)	175,250
Retained earnings and cumulative distributions	15,798	1,395	(1,395)	(h)	15,798
Total Members’ Equity	129,788	55,306	5,954	(h)	191,048
Total Liabilities and Members’ Equity	$200,705	$73,690	$6,428		$280,823

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statements on Operations

Six Months Ended June 30, 2025

(in thousands, expect per share information)

	Fundrise Equity REIT, LLC	Fundrise eFund, LLC	Pro Forma Adjustments	Notes	Pro forma Combined
Revenue
Rental revenue	$4,240	$1,307	$(3)	(i)	$5,544
Interest revenue	529	174	-		703
Other revenue	545	-	-		545
Total revenue	5,314	1,481	(3)		6,792

Expenses
Depreciation and amortization	1,178	582	140	(b), (d), (j)	1,900
Property operating and maintenance	2,330	484	-		2,814
Investment management fees – related party	839	303	-		1,142
General and administrative expenses	319	628	-		947
Total expenses	4,666	1,997	140		6,803

Other income (expense)
Equity in earnings	15,188	(20)	-	(k)	15,168
Dividend income	85	96	-		181
Interest income - related party	-	160	-		160
Interest expense, net	(1,890)	(213)	20	(l)	(2,083)
Interest expense - related party	(200)	-	-		(200)
Gain on sale of real estate	-	371	(371)	(m)	-
Impairment loss	-	(129)	129	(m)	-
Decrease in fair value of derivative financial instruments	(226)	-	-		(226)
Total other income (expense)	12,957	265	(222)		13,000

Net income (loss)	$13,605	$(251)	$(365)		$12,989

Net income (loss) per basic and diluted common share	$1.17	$(0.04)			$0.82
Weighted average number of common shares outstanding, basic and diluted	11,615,296	5,794,587			15,796,335 *

*The pro forma combined weighted average number of shares outstanding is calculated based on the historical Fundrise Fundrise Equity REIT, LLC shares outstanding plus the historical Fundrise eFund, LLC shares outstanding adjusted for the exchange ratio of approximately 0.72:1.00 as of June 30, 2025. The exchange ratio expected as of the Effective Date is approximately 0.72:1.00.

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statements on Operations

Year ended December 31, 2024

(in thousands, expect per share information)

	Fundrise Equity REIT, LLC	Fundrise eFund, LLC	Pro Forma Adjustments	Notes	Pro forma Combined
Revenue
Rental revenue	$8,698	$2,867	$19	(i)	$11,584
Interest revenue	1,023	181	-		1,204
Other revenue	1,019	-	-		1,019
Total revenue	10,740	3,048	19		13,807

Expenses
Depreciation and amortization	2,387	1,290	113	(b), (d), (j)	3,790
Property operating and maintenance	4,861	1,375	-		6,236
Investment management fees – related party	1,903	688	-		2,591
General and administrative expenses	659	689	-		1,348
Total expenses	9,810	4,042	113		13,965

Other income (expense)
Equity in earnings (losses)	14,700	(670)	-	(k)	14,030
Dividend income	142	185	-		327
Interest expense, net	(3,804)	-	-		(3,804)
Interest expense - related party	(340)	-	-		(340)
Gain on sale of real estate	-	2,831	(2,831)	(m)	-
Proceeds from insurance	-	140	-		140
Decrease on fair value of derivative financial instruments	(682)	(2)	-		(684)
Total other income (expense)	10,016	2,484	(2,831)		9,669

Net income (loss)	$10,946	$1,490	$(2,925)		$9,511

Net income (loss) per basic and diluted common share	$0.84	$0.22			$0.54
Weighted average number of common shares outstanding, basic and diluted	12,961,891	6,674,326			17,744,541 *

*The pro forma combined weighted average number of shares outstanding is calculated based on the historical Fundrise Fundrise Equity REIT, LLC shares outstanding plus the historical Fundrise eFund, LLC shares outstanding adjusted for the exchange ratio of approximately 0.72:1.00 as of December 31, 2024. The exchange ratio expected as of the Effective Date is approximately 0.72:1.00.

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation

The historical financial statements have been adjusted in the pro forma condensed combined financial statements to give effect for (i) transaction accounting adjustments (ii) autonomous entity adjustments, as required and (iii) optional management adjustments. No autonomous entity adjustments or management adjustments were recorded in the pro forma condensed combined financial statements.

The acquisition is expected to be accounted for under the asset acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, the Company has preliminarily estimated the relative fair value of the Target’s assets acquired and liabilities assumed, and conformed the accounting policies of the Target.

The pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the acquisition occurred on the date indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The combined pro forma financial information does not reflect the realization of any expected cost savings or other synergies from the acquisition of the Target as a result of the acquisition and other planned cost saving initiatives following the completion of the acquisition.

2.	Preliminary Purchase Price Allocation

The acquisition will be completed on the Effective Date, which is expected to be on or shortly after the qualification of the offering statement by the SEC. The Company has performed a preliminary analysis of the total purchase consideration and the Company will issue a total of approximately 3.8 million shares in exchange for all outstanding shares of the Target. The final purchase price allocation will be determined when the Company completes the detailed valuations, necessary calculations, and final Exchange Ratio.

In accordance with the guidance for business combinations, the Company determines whether the transaction qualifies as a business combination. If the acquisition does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that a business is a set that has inputs, substantive processes, and outputs. However, if there is no substantive process acquired by the Company, the set is not a business. We have preliminarily determined that this transaction will be accounted for as an asset acquisition as any acquired processes are not substantive. Therefore, the Company allocates the purchase price to the identifiable assets acquired and liabilities assumed based on the relative fair value. The Company has performed a preliminary valuation analysis of the relative fair value of the Target’s assets and liabilities. The following table summarizes the allocation of the preliminary purchase price for purposes of the unaudited pro forma financial statements as of June 30, 2025 (in thousands):

Total
Cash and cash equivalents	$8,400
Other assets	1,780
Intangible lease assets	1,112
Due from related party	16,960
Equity securities	1,486
Investments in real estate debt	2,475
Investments in equity method investees	3,237
Investments in real estate properties	44,641
Derivative financial instruments	27
Accounts payable and accrued expenses	(537)
Due to related party	(163)
Rental security deposits and other liabilities	(8)
Redemptions payable	(3,456)
Mortgage payable	(14,500)
Deferred interest revenue	(36)
Total Consideration	$61,418

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and statements of operations. The final purchase price allocation will be determined when the Company has completed the detailed valuations, necessary calculations, and finalized the Exchange Ratio. The final allocation may include (1) changes in relative fair values of equity securities, investments in real estate debt, investments in equity method investees, investments in real estate properties, and derivative financial instruments (2) changes in the relative fair value allocation to intangible in-place lease assets and liabilities (3) other changes to assets and liabilities.

3.	Pro Forma Adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)	The adjustment to “Other assets” represents the elimination of the balance of straight-line rent receivables of approximately $509,000 included on the Target’s historical balance sheet as straight-lining of rent pursuant to the underlying leases will commence at the Effective Date of the Merger.

(b)	The approximate adjustment of $1.1 million to “Intangible lease assets, net” represents the intangible lease assets identified by the Company at their relative fair value allocation as part of our preliminary valuation analysis. We considered qualitative and quantitative factors in the calculation of the in-place lease value. These values are preliminary and subject to change after the Company finalizes its analysis.

(c)	The adjustment of approximately $123,000 to “Investments in equity method investees” represents the difference between the preliminary relative fair market value of Target’s joint venture acquired in connection with the merger transaction ($3.2 million), and Target’s historical carrying value ($3.1 million) as of June 30, 2025. These values are preliminary and subject to change after the Company finalizes its analysis.

(d)	The total adjustment of approximately $5.7 million to “Investments in rental real estate properties, net”, “Investments in real estate held for improvement”, and “Investments in real estate held for sale” increases the bases of all real estate properties to an estimated total relative fair value of $44.6 million. The relative fair values and useful life calculations are preliminary and subject to change after the Company receives all final appraisals and finalizes its valuation analysis.

(e)	This adjustment represents the estimated transaction costs to complete the asset acquisition. Approximately $106,000 represents the estimated assessed transfer taxes to acquire these assets, which will be paid by the Company and is included in “Accounts payable and accrued expenses”, with a corresponding increase to the acquired real estate assets on the Unaudited Pro Forma Consolidated Balance Sheet. Approximately $158,000 represents the estimated transaction costs to complete the asset acquisition that will be paid on our behalf by our Manager, Fundrise Advisors, LLC, and included within “Due to related party” and a corresponding reduction to additional paid in capital on the Unaudited Pro Forma Consolidated Balance Sheet. The estimates of assessed transfer taxes and transaction costs to complete the Merger are preliminary and subject to change based on actual assessments and actual expenses incurred upon completion of the acquisition.

(f)	The adjustment to “Mortgages payable, net” represents the elimination of the historical eREIT’s unamortized deferred financing costs of approximately $224,000 as of June 30, 2025. The relative fair value of the underlying debt instrument is preliminary and subject to change after the Company finalizes its analysis.

(g)	The approximate $14,000 adjustment to “Below-market lease, net” represents the intangible lease liability identified by the Company at their relative fair value allocation as part of our preliminary valuation analysis. We considered qualitative and quantitative factors in the calculation of the below-market lease value. These values are preliminary and subject to change after the Company finalizes its analysis. We eliminated the Target’s historical intangible lease liability, net balance as of June 30, 2025.

(h)	The adjustment reflects the elimination of the historical equity of the Target and the exchange for the Company’s common shares. The following table summarizes the changes in members’ equity (in thousands):

Common shares issued and exchanged	$61,418
Less: Historical Target’s shareholders' equity as of June 30, 2025	(55,306)
Less: Transaction costs	(158)
Pro forma adjustments to Members' Equity	$5,954

(i)	The net adjustments to “Rental revenue” of approximately ($3,000) and $19,000 for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively, reflect the combined impact of (i) straight-line rent adjustments for leases acquired from the Target and (ii) the amortization of lease incentives acquired from the Target, both of which are recognized over the remaining lease terms. The following table summarizes the estimated adjustments to straight-line rental revenue and amortization recorded as contra-revenue (in thousands):

	Six Months Ended	Year Ended
	June 30, 2025	December 31, 2024
Estimated straight-line rent revenue	$34	$84
Less: Historical straight-line rent revenue	(9)	(26)
Pro forma adjustments to rental revenue	$25	$58

	Six Months Ended	Year Ended
	June 30, 2025	December 31, 2024
Estimated lease incentive amortization as contra-revenue	$77	$164
Less: Historical lease incentive amortization as contra-revenue	(105)	(203)
Pro forma adjustments to rental revenue	$(28)	$39

(j)	Reflects total adjustments of $140,000 and $113,000 for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively, to “Depreciation and amortization” expense as a result of the increase in relative fair value of “Investments in rental real estate properties, net” and as a result of the identification of incremental in-place leases value which are amortized over the remaining lease terms. The relative fair value and useful life calculations are preliminary and subject to change after the Company receives all final appraisals and finalizes its valuation analysis. The following table summarizes the changes in the estimated depreciation and amortization expense (in thousands):

	Six Months Ended	Year Ended
	June 30, 2025	December 31, 2024
Estimated depreciation expense	$658	$1,284
Less: Historical depreciation expense	(581)	(1,290)
Pro forma adjustments to depreciation expense	$77	$(6)

	Six Months Ended	Year Ended
	June 30, 2025	December 31, 2024
Estimated amortization expense	$63	$119
Less: Historical amortization expense	-	-
Pro forma adjustments to amortization expense	$63	$119

(k)	“Equity in earnings” of unconsolidated investments reflects the Company’s proportionate share of income as well as realized gains and losses from the sale of underlying real estate assets of joint venture investments. While the specific transactions giving rise to these results are nonrecurring, such gains and losses are expected to continue to occur in the normal course of the merged entity’s operations as part of its ongoing investment and disposition strategy. Accordingly, no pro forma adjustment has been made to remove these items, as they are considered indicative of recurring operating activity for the combined entity, though the timing and magnitude of individual asset sales may vary.

(l)	Represents the elimination of the Target eREIT’s deferred financing cost amortization of approximately $20,000 for the six months ended June 30, 2025 associated with the assumption of the mortgage payable. The Target eREIT’s historical financial statements include six months of amortization included as part of “Interest expense, net”.

(m)	Reflects adjustments of approximately ($371,000) and ($2.8 million) to “Gain on sale of real estate” for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively, resulting from increases in the bases of investments in real estate properties. At the time of sale, the adjusted bases of the properties would approximate their relative fair values and are therefore expected to align with sales proceeds.

Also, reflects adjustments of approximately $129,000 and $0 to impairment loss for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively, resulting from the same increases in real estate property bases. The adjusted property bases represent estimated fair values that already incorporate these adjustments.

Additionally, we note that the pro forma financial statements include approximately $0 and $140,000 of non-recurring gains from insurance proceeds for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively. These gains are not expected to recur in the Company’s results beyond 12 months after the acquisition.

The following table summarizes the net changes to Other income (expense) resulting from pro forma adjustments to “Gain on sale of real estate” and “Impairment loss” (in thousands):

	Six Months Ended	Year Ended
	June 30, 2025	December 31, 2024
Estimated gains, losses, and/or impairment on real estate assets, net	$-	$-
Historical gains, losses, and/or impairment on real estate assets, net	(242)	(2,831)
Pro forma adjustments gains, losses, and impairment, net	$(242)	$(2,831)

Fundrise Equity REIT, LLC

Sponsored by

Rise Companies Corp.

UP TO $75,000,000 IN COMMON SHARES

To Be Issued

in Exchange for

Common Shares

of

Fundrise eFund, LLC

December 29, 2025